Exhibit 15.1

LUXOTTICA GROUP ANNUAL REPORT 2009

Year ended December 31, 2009

ANNUAL REPORT 2008

ANNUAL REPORT 2009
FISCAL YEAR ENDED DECEMBER 31, 2009

All pictures in this Annual Report are from OneSight and are portraits of some of the thousands of people worldwide who received free eyecare from this Luxottica Group Foundation in 2009. Further information on the OneSight Foundation can be found in the section dedicated to it on page 34 and on www.onesight.org

SUMMARY

Dear Shareholders,

2009 was an important year - one of the most challenging in the history of our Company - from which Luxottica emerged stronger thanks to the effectiveness of our integrated business model. We achieved positive financial and operating results.

In particular, Luxottica managed to increase its penetration in all major markets during the course of the year despite a contraction in its target markets. This was achieved by implementing actions to stimulate sales and by the strength of two powerful brands, Ray-Ban and Oakley, as well as the diversified geographical presence of the Group and its solid financial condition.

During the course of 2009, our Group once again attained excellent results: sales totaled Euro 5.1 billion, essentially the same level as the previous year when we achieved the best results in our history.

The Euro 315 million of net income, attained in a difficult period, represent a positive result which we are pleased to share with all of you by means of a dividend equal to Euro 0.35 per share, a 59% increase compared to the previous year.

This result is due to the strength of our business model based on the combination between an efficient production system, a world-class brand portfolio, a widespread wholesale distribution network and more than 6,200 stores across the world. All of these elements - together with a constant focus on our financial condition - provide the best conditions for growth in 2010, in terms of revenues and - more than proportionally - profitability and net income.

2009 was a challenging year but we are convinced that we have made our Company even more solid and efficient in addition to laying the foundation for the long-term growth of Luxottica.

The year which just passed was also very important for our OneSight Foundation, which - during the course of a clinic in Australia in 2009 - achieved the important milestone of helping 7 million people over 20 years of service across the world.

OneSight is an initiative of which we are particularly proud and with which we identify. We applaud the efforts put forth by Luxottica volunteers - the recovery of eyewear, participation in clinics which distribute eyewear free of charge, the prevention of eyesight diseases and support for research - which contribute to visual health and the quality of life of individuals around the world, both of which are priority objectives for Luxottica.

April 2010

Leonardo Del Vecchio Chairman

FINANCIAL HIGHLIGHTS

NET SALES BY GEOGRAPHICAL AREA

	NET SALES	GROSS PROFIT

NET SALES BY DISTRIBUTION

	OPERATING INCOME	NET INCOME

	RETAIL	WHOLESALE
	NET SALES AND OPERATING MARGIN IN %	NET SALES AND OPERATING MARGIN IN %

LUXOTTICA GROUP

PROFILE

With net sales reaching Euro 5.1 billion in 2009, approximately 60,000 employees and a strong global presence, Luxottica is a leader in the design, manufacture and distribution of fashion, luxury, sport and performance eyewear.

Founded in 1961 by Leonardo Del Vecchio, the Group is now a vertically integrated organization whose manufacturing of prescription and sun frames and lenses for sunglasses is backed by a wide-reaching wholesale distribution network and a retail distribution network comprising over 6,200 retail locations, mostly in North America, Asia-Pacific and China.

Product design, development and manufacturing take place in six production facilities in Italy, two wholly owned factories in China and two sports sunglasses production facilities in the US. Luxottica also has a small plant in India, serving the local market. In 2009, production reached approximately 49 million units.

Luxottica products focus on design and quality and are known all around the world thanks to a strong and well-balanced brand portfolio. House brands include Ray-Ban, one of the world’s best known sun brands, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while its license brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Paul Smith, Prada, Salvatore Ferragamo, Stella McCartney, Tiffany, Tory Burch and Versace.

The Group’s wholesale distribution, covering 130 countries across five continents, has 23 distribution centers and over 40 commercial subsidiaries providing direct operations in key markets. The Group is currently seeking to penetrate emerging markets and is exploring new channels of distribution such as shopping centers, airports and railway stations.

Direct wholesale operations are complemented by an extensive retail network. Luxottica is a leader in the prescription business in North America with its LensCrafters and Pearle Vision chains, in Asia-Pacific with OPSM, Laubman & Pank and Budget Eyewear, and in China with LensCrafters. In the retail sun business, the Group operates approximately 2,280 retail locations in North America, Asia-Pacific (including Thailand, India and the Philippines), South Africa, Europe and the Middle East, mainly through the Sunglass Hut brand.

In North America, Luxottica also operates licensed brand points of sale, with over 1,200 stores under the Sears Optical and Target Optical brands. In addition, Luxottica is one of the largest managed vision care operator in the United States, through EyeMed, and the second biggest lens finisher, having a network of six central laboratories and over 900 labs inside LensCrafters stores.

In addition, the Oakley brand provides a powerful wholesale and retail (“O stores”) presence in both the performance optics and in the sport channels. In the O Store locations, the Group offers a variety of Oakley-branded products in addition to the Oakley sunglass styles. Oakley-branded products include men’s and women’s apparel, footwear, backpacks and accessories designed for surf, snow, golf, outdoor, motor sport, mountain bike and other athletic lifestyles.

In 2009, Luxottica distributed approximately 19.7 million prescription frames and approximately 35.3 million sunglasses, in approximately 6,400 different styles.

HISTORY

FOUNDING

Luxottica Group was founded by Leonardo Del Vecchio in 1961, when he set up Luxottica di Del Vecchio e C. S.A.S., which became a joint-stock company organized under the laws of Italy under the name of Luxottica S.p.A. in 1964. Having started out as a small workshop, the Company operated until the end of the 1960s as a contract producer of dies, metal components and semi-finished goods for the optical industry. Leonardo Del Vecchio gradually widened the range of processes until he had an integrated manufacturing structure capable of producing a finished pair of glasses. In 1971, Luxottica’s first collection of prescription eyewear was presented at Milan’s MIDO (an international optics trade fair), thus marking Luxottica’s transition from contract manufacturer to independent producer.

EXPANSION IN WHOLESALE

In the early 1970s, the Company sold its frames exclusively through wholesalers. In 1974, after five years of sustained development of its manufacturing capacity, Mr. Del Vecchio understood the importance of a strategy of vertical integration, with the goal of distributing frames directly onto the market. The first step was the acquisition of Scarrone S.p.A., which had marketed the Company’s products since 1971 and which brought with it vital knowledge of the Italian market.

International expansion began in the 1980s with the acquisition of independent distributors, the opening of branches and the forming of joint-ventures in key international markets. Having started with the opening of the first commercial subsidiary in Germany in 1981, the Company’s international wholesale development continued with the acquisition of Avant-Garde Optics Inc., a wholesale distributor in the US market, in the mid-1980s, and the acquisition of Mirari in Japan, in the 1990s.

The international expansion of the wholesale distribution network continues today as the Group opens new distribution channels in emerging markets.

EYEWEAR: A NEW FRONTIER OF FASHION

Throughout its history, Luxottica has invested in its products. The acquisition of La Meccanoptica Leonardo in 1981, the owner of the Sferoflex brand and an important flexible hinge patent, enabled the Company to enhance the image and quality of its products and increase its market share.

Beginning in the late 1980s, eyeglasses, previously perceived as mere sight-correcting instruments, began to evolve into “eyewear.” Continual aesthetic focus on everyday objects and interest on the part of fashion designers in the emerging accessories industry led Luxottica, in 1988, to embark on its first collaboration with the fashion industry, by entering into a licensing agreement with Giorgio Armani. The Company followed up that initial experience (the Armani license terminated in 2003) with numerous others, gradually building the current world-class brand portfolio featuring names like Bvlgari (1996), Salvatore Ferragamo (1998), Chanel (1999), Prada and Versace (2003), Donna Karan (2005), Dolce & Gabbana and Burberry (2006), Polo Ralph Lauren (2007), Tiffany (2008), Stella McCartney and Tory Burch (2009).

As for house brands, the Company slowly expanded in the sun business by buying Vogue (1990), Persol (1995), Ray-Ban (1999) and Oakley (2007).

FINANCIAL MARKETS

In 1990, Luxottica listed its American Depositary Shares (“ADSs”) on the New York Stock Exchange. In 2000, Luxottica’s stock was listed on Borsa Italiana’s electronic share market (MTA) and has been in Italy’s MIB 30 index (today FTSE MIB) since 2003.

ENTRY INTO RETAIL

In 1995, Luxottica acquired The United States Shoe Corporation, owner of LensCrafters, one of North America’s largest optical retail chains. As a result, Luxottica became the world’s first significant eyewear manufacturer to enter the retail market, thereby maximizing synergies with its production and wholesale distribution and increasing penetration of its products through LensCrafters stores.

RAY-BAN

In 1999, Luxottica acquired Ray-Ban, one of the world’s best-known sunglass brand. Through this acquisition, the Company obtained crystal sunglass lens technology and the associated manufacturing capacity, and upgraded its portfolio with brands like Arnette, REVO and Killer Loop.

After the acquisition of Ray-Ban, Luxottica engaged in powerful advertising campaigns to relaunch the brand and restore its prestige, which had waned in the 1990s.

A DECADE OF GROWTH

After quickly and efficiently integrating the businesses acquired from Bausch & Lomb, Luxottica resumed its growth across its businesses and in their respective geographical regions. Helping in this growth were new managers from the outside, especially CEO Andrea Guerra, who has led the Group since 2004, together with Leonardo Del Vecchio, who remained as Chairman.

Since 2000, Luxottica has strengthened its retail business by acquiring a number of chains, including Sunglass Hut (2001), a leading retailer of premium sunglasses, OPSM Group (2003), a leading optical retailer in Australia and New Zealand, and Cole National (2004), bringing with it another leading optical retail chain in North America, Pearle Vision, and an extensive Licensed Brands store business. In 2005, the Company began its retail expansion into China, where LensCrafters has since become a leading brand in the high-end market. Since 2006, the Group has started to expand Sunglass Hut globally in high-potential markets like the Middle East, South Africa, Thailand, India and the Philippines.

During this time, the wholesale segment has supported Luxottica’s new licensing agreements with an increasing commitment to research, innovation, product quality and manufacturing excellence, while distribution expanded in the direction of customer differentiation and emerging sales channels, such as large department stores and travel retail.

OAKLEY

In 2007, Luxottica acquired California-based Oakley, a leading sport and performance brand, for US$ 2.1 billion. Oakley, a brand known and appreciated worldwide, owned the Oliver Peoples brand and a license to manufacture and distribute the Paul Smith brand, as well as its own retail network of over 160 stores.

MISSION AND STRATEGY

Luxottica produces and distributes sun and prescription eyewear of high technical and stylistic quality to improve the well-being and satisfaction of its customers and at the same time create value for employees and the communities in which the Group operates.

Every collection, every pair of glasses, is the result of an ongoing process of research and development whose aim is to anticipate and interpret the needs, desires and aspirations of consumers all over the world. The achievement of high standards of quality reflects the Group’s strong technical and manufacturing know-how - the fruit of almost 50 years of experience - and its constant commitment to technological innovation, style and design, the study of changing lifestyles and interpretation of fashion trends.

Quality and customer satisfaction are also the objectives of the wholesale and retail distribution networks. These structures are organized to offer high quality after-sales service that is consistent but not standardized, being specially tailored to specific local needs.

Manufacturing excellence and the focus on service levels form just two of the strengths that Luxottica leverages to achieve its main corporate objectives, which are customer satisfaction, the well-being of its employees and economic and social development wherever the Group operates.

In general, the Company’s long-term strategy is to strengthen its global position and continue to grow in all its businesses, whether organically or through acquisitions.

VERTICAL INTEGRATION

One of the competitive advantages underpinning the Group’s past and future successes is the vertically integrated structure that Luxottica has built over the decades.

The Group’s present structure, covering the entire chain of value, is the result of a far-sighted choice made by the Company’s founder and current Chairman, who had understood the potential of the “vertical” strategy ever since deciding to make entire frames rather than just components. Vertical integration of manufacturing was gradually accompanied by expansion of distribution, first wholesale and, from 1995, retail, and by a key presence in the high value-added business of lens finishing.

In terms of manufacturing, the Company has, over decades, vertically integrated all the phases of the production process to attain a level of efficiency in line with the quality of products and services it intends to offer. Direct control of the entire production platform makes it possible to verify the quality of products and processes, introduce innovations, discover synergies and new operating methods, and optimize times and costs.

Direct distribution thus enables Luxottica to stay in touch with end users and understand their tastes and tendencies, and it is also perceived as a strength by the stylists and fashion houses who come to Luxottica to produce their eyewear collections and have access to Luxottica’s global and widespread distribution.

Luxottica’s success lies in the combination of and interaction between the following factors:

DESIGN AND PRODUCT DEVELOPMENT

Emphasis on product design and the continuous development of new styles is key to success. Each year, Luxottica adds approximately 2,300 new styles to its eyewear collections.

Design is at the focal point where vision, technology and creativity converge. Ever in search of innovation and originality, the designers “see” eyewear as art, as objects to put on display. Driven by this “vision”, they survey the market and its famous names but draw above all on their own imagination and inexhaustible creativity.

Luxottica’s in-house designers oversee the entire concept phase of the creative process, culminating in the creation of the model. At this point, the prototype makers transform designs into one-off pieces, crafted by hand with meticulous precision.

Once the prototypes or style concepts are developed in the initial phase of design, they are passed on to the product department, which uses 3D software to analyze the steps necessary to bring the prototype to mass production.

Three main manufacturing technologies are involved: metal, acetate slabs and plastic (injection molding).

At this point in the cycle, the tooling shop puts together equipment needed to make the components for the new model. The first specimens obtained are assembled and undergo a series of tests required by internal quality control procedures.

The next steps are production and quality certification of sales samples of the new models. These samples are subjected to a sequence of tests to ascertain the quality of what has been engineered so far.

The final step is the production of an initial significant batch using definitive tooling certified by an external standards organization, in a pilot facility accurately representing the Luxottica plant chosen to mass produce the new model to meet the needs of production planning.

Speed and effectiveness in coordinating the various phases enhance overall efficiency. Communication and interaction between people and departments is key to achieving a constant stream of new solutions and a creative process that generates unique products.

OPERATIONS

MANUFACTURING

Luxottica’s manufacturing system has two main platforms: Italy and China. Alongside these, the Foothill Ranch facility in California (US) manufactures high performance sunglasses and prescription frames and lenses and assembles most of Oakley’s eyewear products, while Oakley’s second manufacturing center in Dayton, Nevada (US), produces the frames used in its X Metal® (a proprietary alloy) eyewear products. Lastly, there is a small plant in India, serving the local market.

Luxottica has six manufacturing facilities in Italy: five in northeastern Italy, the area in which most of the country’s optical industry is based, and one near Turin. All of these facilities are highly automated, which has made it possible to maintain a high level of production without significant capital outlay.

Over the years, the Group has consolidated its manufacturing processes by concentrating a specific production technology in each of the Italian facilities. This consolidation has enabled Luxottica to improve both the productivity and quality of manufacturing operations.

Plastic frames are made in the Agordo, Sedico, Pederobba and Lauriano facilities, while metal frames are produced in Agordo and Rovereto. Certain metal frame parts are produced in the Cencenighe plant. The Lauriano facility also makes crystal and polycarbonate lenses for sunglasses.

The Dongguan plants, in China’s Guangdong province, make both plastic and metal frames.

In 2009, approximately 46 percent of the frames manufactured by Luxottica were metal-based, and the remaining was plastic.

The manufacturing process for both metal and plastic frames begins with the fabrication of precision tooling and molds based on prototypes developed by in-house designers and engineers. The Group seeks to use its manufacturing capacity to reduce the lead time for product development and thereby adapt quickly to market trends and contain production costs, as well as maintain smaller and more efficient production runs so as to better respond to the varying needs of different markets.

The manufacturing process for metal frames has approximately 70 phases, beginning with the production of basic components such as rims, temples and bridges, which are produced through a molding process. These components are then welded together to form frames over numerous stages of detailed assembly work. Once assembled, the metal frames are treated with various coatings to improve their resistance and finish, and then prepared for lens fitting and packaging.

Plastic frames are manufactured using either a milling process or injection molding. In the milling process, a computer-controlled machine carves frames from colored plastic sheets. This process produces rims, temples and bridges that are then assembled, finished and packaged. In the injection molding process, plastic resins are liquefied and injected into molds. The plastic parts are then assembled, coated, finished and packaged.

Luxottica engages in research and development activities relating to its manufacturing processes on an ongoing basis. As a result of such activities, Luxottica has invested and will continue to invest in automation and in innovative technologies, thus increasing efficiency while improving quality.

In addition, Luxottica utilizes third-party manufacturers to produce Oakley apparel, footwear, watches and certain accessories.

QUALITY

The “Made in Italy” feature of Luxottica products represents the “culture of quality” that has been central to the whole organization.

Only recently has quality taken on a wider meaning, becoming global quality and assuming a highly strategic role. It is the underlying principle applied in every process involved in creating eyewear and is the drive behind the continual improvement of products and processes. The objective is to develop the people, from product experts to system experts. The focus on quality has thus become a system in itself, and the system covers the entire organization: quality is applied to product development, procurement, distribution network, analysis of processes and uniform and measurable performance management in the plants.

In a market as competitive and global as eyewear, the satisfaction of wholesale clients and retail consumers is without doubt a primary, indeed indispensable, objective. At Luxottica, achieving it means continually improving quality in every phase of the production process (and also distribution) and has been the reason for undertaking the full vertical integration of every phase of production.

Most of the manufacturing equipment used is specially designed and adapted for the manufacturing processes. This helps respond more quickly to customer demand and adhere to strict quality-control standards.

Quality and process control teams regularly inspect semi-finished products during the various phases of production, verifying the feasibility of prototypes in the design phase, controlling standards across the spectrum of products in the production phase, and subsequently checking for resistance to wear and tear and reviewing optical properties in relation to type of use. The manufacturing processes and materials used by primary suppliers are also controlled and certified. Through ongoing verification of precision and expertise in all phases of production, Luxottica seeks to manufacture a product of the highest level of quality.

ANTI-COUNTERFEITING POLICY

Intellectual property is one of Luxottica’s most important assets, protected through the registration and enforcement of its trademarks and patents around the world.

The Group’s commitment to maintaining and strengthening its anti-counterfeiting program is demonstrated through the strength of its anti-counterfeiting and brand protection team, which leverages the strengths of its global organizations. This allows the Group to implement a global anti-counterfeiting program to combat the widespread phenomenon of counterfeit goods, sending a strong message to the infringers that the Company will exercise its rights against both the retailers of counterfeit eyewear, such as street vendors, and those that supply these sellers. Through a strong investigative network, especially in China, the Company has been able to identify key sources of counterfeit goods, to organize raids on their premises in cooperation with local law enforcement and file legal actions against the counterfeiters.

Additionally, the Group continues to consolidate and strengthen its cooperation with customs organizations around the world, which have helped stop, seize and destroy hundreds of thousands of counterfeit goods each year.

The Group dedicates considerable efforts to monitoring the trafficking of counterfeit goods through the internet, in order to remove the offers for counterfeit eyewear from certain popular on-line auction platforms and shut down the websites that violate its intellectual property rights, through the sale of counterfeit products or the unauthorized use of Luxottica trademarks.

LOGISTICS

The Group’s distribution system is globally integrated and supplied by a centralized manufacturing programming platform. The network linking the logistics and sales centers to the production facilities in Italy and China also provides daily monitoring of global sales performance and inventory levels so that manufacturing resources can be programmed and warehouse stocks re-allocated to meet local market demand. This integrated system serves both the retail and wholesale businesses and is one of the most efficient and advanced logistics system in the industry, with 23 distribution centers worldwide, of which 10 are in the Americas, 8 are in the Asia-Pacific region and 5 are in the rest of the world.

There are 3 main distribution centers (hubs) in strategic locations serving the major markets: Sedico in Europe, Atlanta in the Americas and Dongguan in the Asia-Pacific region. They operate as centralized facilities, offering customers a highly automated order management system that reduces delivery times and keeps stock levels low.

The Sedico hub was opened in 2001 and updated with a new automated system in 2006. It currently manages over 24,000 orders per day, including eyeglasses and spare parts. Sedico ships over 145,000 units daily to customers in Europe, the Middle East and Africa and to the Group’s distribution centers in the rest of the world, from which they are then shipped to local customers.

The Sedico hub enabled Luxottica to close the local warehouses throughout Europe that characterized the previous distribution system, improving the speed and efficiency of the distribution, as well as eliminating unnecessary overhead.

During 2009, the information system SAP was implemented in the Sedico distribution center. The new system has allowed Luxottica to efficiently control and allocate customers’ orders. In 2010 the SAP system will be implemented in the Chinese distribution center and, in 2011, in the Group’s remaining warehouses around the world.

First opened in 1996, the Atlanta facility consolidated over the years several retail North American based facilities into single state-of-the-art distribution center located in one of the major airport hubs of the United States. This facility has a highly advanced cross-belt sorting system that can move up to 140,000 frames per day. In late 2009, the facility, which was originally a retail-only distribution center, started serving both Luxottica’s retail and wholesale businesses in the North American market. During 2010 Luxottica plans to fully integrate the Oakley logistic’s operation in the Atlanta facility.

BRAND PORTFOLIO

Luxottica’s brand portfolio is one of the largest in the industry, with major global brands backed by leading brands both at a regional level and in particular segments and niche markets. It is balanced between house and license brands, combining the stability and volumes of the former with the prestige and high margins of the latter.

The presence of Ray-Ban, one of the world’s best-selling brands of sun and prescription eyewear, and Oakley, a leader in the sport and performance category, gives the portfolio a strong base, complemented by Persol and Oliver Peoples in the high-end of the market, the Arnette and REVO brands in the sports market, and Vogue in the fashion market.

Alongside the house brands, the portfolio has over 20 license brands, including some well known and prestigious names in the global fashion and luxury industries. With its manufacturing know-how, capillary distribution and direct retail operations supported by targeted advertising and experience in international markets, Luxottica seeks to be the ideal partner for fashion houses and stylists seeking to translate their style and values into successful premium quality eyewear collections. Luxottica differentiates each designer’s offering as much as possible, meticulously segmenting it by type of customer and geographical market, to produce a broad range of models capable of satisfying the most diverse tastes and tendencies and to respond to the demands and characteristics of widely differing markets.

The Luxottica portfolio is in continual evolution. Its make-up is gradually modified by the acquisition of new brands, the stipulation of new licensing agreements and the renewal of existing ones and the withdrawal of brands no longer deemed strategic. However, the long-term objectives remain the same: to focus on leading brands, balance house and license brands, avoid brand dilution, and lengthen the average term of licensing agreements.

During 2009, the Group renewed its partnerships with Salvatore Ferragamo, one of the oldest licenses, dating back to 1998, Donna Karan, whose first eyewear collection was launched by Luxottica in 2005, and with Versace, extending the licenses from 2011 to 2013, from 2014 to 2019 and from 2012 to 2022, respectively. In addition, an exclusive license agreement has been signed with Tory Burch, an emerging American fashion and lifestyle brand, for the design, manufacture and worldwide distribution of prescription frames and sunglasses under the brands Tory Burch and TT. The first eyewear collection under the Tory Burch name was launched in November 2009 and is currently distributed in the US through Tory Burch boutiques, selected department stores and independent optical locations, as well as Luxottica’s retail chains in North America. This collection will be extended across Europe and the rest of the world in 2011. The agreement, which runs for six years and is renewable for an additional four, is consistent with the 10-year average duration of Luxottica’s licenses with fashion houses and stylists, allowing for improved investment planning and greater realization of the value of collections.

Finally, the first Stella McCartney sunglass collection was launched in November 2009 in Europe and the United States.

HOUSE BRANDS

In 2009, Luxottica developed approximately 500 distinct new styles within its house brands, of which 300 are optical and 200 are sun. Each style is typically produced in two sizes and five colors.

Ray-Ban

Style, tradition and freedom of expression are the key values underpinning the philosophy of Ray-Ban, a leader in sun and prescription eyewear for generations. Debuting in 1937 with the Aviator model created for American Air Force pilots, Ray-Ban joined Luxottica’s brand portfolio in 1999. Ray-Ban is recognized for the quality and authenticity of its eyewear and is worn by countless celebrities and trendsetters all over the world.

Oakley

Acquired by Luxottica in 2007, Oakley is a leading sports eyewear brand, known for its blend of technology, design and art across all its products. In addition to its sun and prescription eyewear and ski goggles, it offers branded apparel, footwear and accessories in collections addressing specific consumer categories: Sport/Active, Lifestyle and Women. Oakley is also well-known for its lens technologies, and especially its High Definition Optics® (HDO®).

Arnette
Launched in California in 1992, Arnette was acquired by Luxottica in 1999, and combines the comfort and functionality demanded by extreme sports enthusiasts.

Eye Safety Systems

Acquired in 2007, ESS designs, develops and markets advanced eye protection systems for military, fire-fighting and law enforcement professionals and is a leading supplier of protective eyewear to the US military and firefighting markets.

K&L

Created in 1989, Killer Loop joined the brand portfolio in 1999. It gradually evolved from a general sports style to embody a more “urban” spirit. In 2008 it took on a new name, K&L, and launched a project for collections specifically addressing the preferences of consumers in emerging markets, but maintaining global distribution.

Luxottica

Launched in 1967, the Group’s original line best conveys the experience and tradition that are its essence. The brand broadened its range with Luxottica Titanium, a collection for people who prefer super-lightweight frames of elegant design.

Mosley Tribes

Launched in 2005 and part of Luxottica’s brand portfolio since 2007, Mosley Tribes combines design and aesthetics with a vision of the urban lifestyle and sports performance worlds. The sleek and stylish frames use titanium and injected plastic for a lightweight design, ideal for active individuals. Most frames feature advanced lens technology.

Oliver Peoples

Oliver Peoples began in 1987 with the introduction of a retro-inspired eyewear collection created by designer and optician Larry Leight. All eyewear is handcrafted from the finest quality materials, in colors exclusive to Oliver Peoples. Frames are manufactured in limited quantity and with deliberate anti-logo labelling so that only people “in the know” will recognize them.

Persol

Persol, the iconic “Made in Italy” eyewear brand, debuted in 1917 and was acquired by Luxottica in 1995. With its evocative name, meaning “for sun”, it is the proud heir to a culture of excellence and craftsmanship, a perfect alchemy of aesthetics and technology. The irresistible appeal of timeless design and high quality make the brand a favorite among celebrities.

REVO

Created in 1985 and acquired by Luxottica in 1999, REVO is characterized by an innovative lens based on a technology that NASA developed for satellite portholes, offering maximum protection against ultraviolet and infrared light.

Sferoflex

Sferoflex, which joined the Group portfolio in 1981, takes its name from the patented flexible hinge enabling the temples to conform to the shape and size of the face, thus increasing the resilience of the frame itself and ensuring perfect fit.

Vogue

Launched in 1973 under the same name as the famous fashion magazine, the Vogue brand was acquired by Luxottica in 1990. Vogue models speak through their innovative designs, their variety of colors and frames and the detailing on the temples making it an irresistible fashion accessory.

LICENSE BRANDS

Designer lines are produced and distributed through license agreements with major fashion houses. The license agreements are exclusive contracts and typically have terms of between 3 and 10 years. Designer collections are developed through the collaborative efforts of Luxottica’s in-house design staff and the brand designers. Luxottica’s designer lines presently feature approximately 1,145 different styles.

Anne Klein
This product line targets successful professional women who place an emphasis on quality and image. The license dates back to 2002.

Brooks Brothers

Characterized by lightweight materials and a slender line, the Brooks Brothers collections reflect the iconic features of the style of this American brand. This is an affordable product line with classic style that delivers functionality, lightness and high quality. The original license agreement was entered in 1992.

Bvlgari

Under license since 1997, Bvlgari eyewear is distinguished by the high quality of its materials, attention to detail and elegant design. This product line addresses a clientele who seek a distinctive and exclusive product.

Burberry

The Burberry license agreement was signed in 2005, with the launch of the first eyewear collection in 2006. This collection features the brand’s core values of form and function, innovation and the essence of classic style.

Chanel

In 1999, Luxottica was the first company licensed to produce Chanel eyewear products. The Chanel product line, targeting luxury-oriented consumers, reflects the essential characteristics of the brand: style, elegance and class.

Dolce & Gabbana

Under license since 2005, Dolce & Gabbana eyewear collections are characterized by modern, fashionable shapes, prestige materials and sumptuous detailing, such as logos in Swarovski crystals or elegant metal circles.

D&G
The D&G eyewear collection has a youthful, innovative and unconventional spirit. The eyewear collection emphasizes the spirit of the brand: innovative, provocative and cosmopolitan.

Donna Karan
This product line reflects the design sensibility and spirit of the Donna Karan collection, offering women sophisticated styling in modern and lightweight materials.

DKNY

DKNY is easy-to-wear fashion with an urban mindset, the New York City street-smart look. DKNY eyewear caters to modern, urban, fashion-conscious women and men with multifaceted lifestyles: international, eclectic, fun and real.

Fox

Fox Eyewear collections are the result of a multi-year licensing agreement with Fox Head, Inc., a leading motocross and action sport brand based in California. Fox eyewear and ski goggles have been on the market for over five years and are currently the only brand other than Oakley to use High Definition Optics® (HDO®) technology. Fox Eyewear joined Luxottica’s brand portfolio at the end of 2007.

Miu Miu

The Miu Miu brand addresses a sophisticated, free-and-easy clientele particularly attentive to new trends and expresses Miuccia Prada’s vision of an alternative style, always characterized by a strong personality.

Paul Smith

The Paul Smith Spectacles brand, which was launched in 1994, includes prescription and sun eyewear featuring the whimsical yet classic designs and attention to detail that are synonymous with one of Britain’s leading fashion designers.

Polo Ralph Lauren is comprised of six collections:

Chaps
Chaps features easy-to-wear designs in the classic tradition of Polo Ralph Lauren. The line offers a designer name to the young consumer of competitively priced sportswear.

Club Monaco

Club Monaco offers quality eyewear of style and affordable luxury. The styling targets men and women between 20 and 40 who are urban professionals and other style enthusiasts who appreciate design at mid-level prices.

Polo
The Polo collection focuses on refined designs, inspired by the heritage of Polo Ralph Lauren apparel. This collection features emblematic models that are classic and never out of style.

Ralph

This women’s line is an expression of the Ralph Lauren spirit at an accessible price point. It features the latest looks and trends, as well as some more classic looks, and vibrant colors for a feminine, flirty and fun look.

Ralph Lauren Purple Label
The exclusive Purple Label eyewear collection combines the elegance of tradition with the requirements of the modern gentleman: high quality, precious materials, details and style.

Ralph Lauren
The Ralph Lauren eyewear collection embraces a youthful sophisticated elegance that mixes refined luxury with cinematic glamour and an air of mystery.

Prada

The Prada license agreement was signed in 2003. Prada collections offer a range of optical frames and sunglass collections, as well as a series of models created for leisure, identified by the brand’s unmistakable red stripe.

Salvatore Ferragamo

Salvatore Ferragamo collections are characterized by lavish attention to detail, original use of materials and creative choice of colors. The eyewear collection is inspired by the tradition of craftsmanship of this fashion house, reinterpreted in a contemporary mode.

Stella McCartney
Stella McCartney eyewear reflects the sense of modernity and innovation that the stylist shows in her creation of desirable fashion, combining everyday functionality with a strong fashion sensibility.

Tiffany & Co.

For 169 years, Tiffany & Co. has designed and produced standard-setting jewelry and accessories. The first collection of Tiffany & Co. eyewear, launched exclusively by Luxottica in early 2008, remains true to the brand’s highest standards.

Tory Burch

Under license since 2009, Tory Burch is an attainable luxury lifestyle brand defined by classic American sportswear with an eclectic sensibility, which embodies the personal style and spirit of its co-founder and creative director, Tory Burch.

Versace
Versace is a lifestyle brand for modern men and women who choose to express strength, confidence and uniqueness through a bold and distinctive personal style.

Versus
While staying true to the essence of the Versace brand, Versus, under license since 2003, embodies a younger, edgier take on those themes.

DISTRIBUTION

Luxottica operates in all the world’s major eyewear markets and continues to expand in emerging markets, where it has made substantial investments in the last few years and intends to expand and strengthen its distribution platform.

Direct distribution makes it possible to maintain close contact with clients and maximize the image and visibility of Luxottica brands. Further, the Group’s experience in direct operation of stores in certain of its more important countries has given it a unique understanding of the world’s eyewear markets. All this makes it possible, among other things, to achieve tight control and strategic optimization of brand diffusion, both house and license.

Luxottica’s distribution structure is one of the Group’s main strengths. It is global, embracing retail stores and serving a wholesale distribution network of third party stores and chains.

WHOLESALE

The distribution structure covers more than 130 countries, with over 40 direct operations in the major markets and approximately 100 independent distributors in other markets. Each wholesale subsidiary operates its own network of sales representatives who are normally retained on a commission basis. Relationships with large international, national and regional accounts are generally managed by employees.

Customers of the wholesale business are mostly retailers of mid- to premium-priced eyewear, such as independent opticians, optical retail chains, specialty sun retailers and duty-free shops. In North America and some other areas, the main customers also include independent optometrists, ophthalmologists and premium department stores.

Certain brands including Oakley are distributed also to sporting goods stores and specialty sports stores, including bike, surf, snow, skate, golf and motor sports stores.

In addition to making some of the best brands, with a broad array of models tailored to the needs of each market, Luxottica also seeks to provide its wholesale customers with pre- and post-sale services to enhance their business. These services are designed to provide customers with the best product and in a time frame and manner that best serve the Group’s customers’ needs.

WHOLESALE

Direct operations in 40 countries in the world
(main locations are indicated below)

EUROPE	THE AMERICAS
Italy	USA
Austria	Argentina
Belgium	Brazil
Croatia	Canada
Finland	Mexico
France
Germany	ASIA-PACIFIC
Greece	Australia
Hungary	China
Ireland	India
Norway	Japan
Poland	Korea
Portugal	Singapore
Spain
Sweden	MIDDLE EAST
Switzerland	Dubai
The Netherlands	Israel
Turkey
United Kingdom	AFRICA
South Africa
RETAIL

6,217 stores managed in the world
(of which 535 in franchising)

NORTH AMERICA	4,723 stores

Prescription
LensCrafters	955
Pearl Vision	764 (of which 363 in franchising)
Sears Optical	866
Target Optical	337
The Optical Shop of Aspen	23

Prescription/Sun
Oliver Peoples	7 (of which 1 in franchising)

Sun
Sunglass Hut, Sunglass Icon	1,634 (of which 10 in franchising)
ILORI	25

Sun/Clothing
Oakley Stores & Vaults	112

CENTRAL & SOUTH AMERICA	10 stores

Sun/Clothing
Oakley Stores & Vaults	10 (of which 6 in franchising)

EUROPE	159 stores

Prescription
David Clulow	43 (of which 5 in franchising)

Sun
Sunglass Hut	66
David Clulow	30

Sun/Clothing
Oakley Stores & Vaults	20 (of which 6 in franchising)

AFRICA, MIDDLE EAST
AND INDIA	34 stores

Sun
Sunglass Hut	33 (in franchising)

Sun/Clothing
Oakley Stores & Vaults	1 (in franchising)

SOUTH AFRICA	80 stores

Sun
Sunglass Hut	78

Sun/Clothing
Oakley Stores & Vaults	2

CHINA	248 stores

Prescription
LensCrafters	242

Sun
Sunglass Hut	6

ASIA-PACIFIC	963 stores

Prescription
OPSM	333 (of which 1 in franchising)
Laubman & Pank	104
Budget Eyewear	98 (of which 11 in franchising)

Prescription/Sun
Oliver Peoples	1 (in franchising)

Sun
Sunglass Hut	272 (of which 12 in franchising)
Bright Eyes	139 (of which 84 in franchising)

Sun/Clothing
Oakley Stores & Vaults	16 (of which 1 in franchising)

RETAIL

With a strong portfolio of retail brands, Luxottica is well positioned to reach different segments of the market. The retail portfolio offers a variety of differentiation points for consumers, including the latest in designer and high-performance sun frames, advanced lens options, advanced eye care, everyday value and high-quality vision care health benefits.

As of December 31, 2009, Luxottica retail business consisted of 6,217 stores.

OPTICAL RETAIL

Luxottica’s optical retail operations are anchored by leading brands such as LensCrafters and Pearle Vision in North America, and OPSM, Laubman & Pank and Budget Eyewear, which are active throughout Australia and New Zealand. The Group also has a major retail presence in China, where it operates in the premium eyewear market with LensCrafters. Due to the fragmented nature of the European retail market, the Company does not operate optical retail stores in Europe outside of the United Kingdom, where in 2008 it increased its stake in the David Clulow chain, which sells both prescription and sun products. As of December 31, 2009, Luxottica’s optical retail business consisted of approximately 3,740 retail locations globally.

LensCrafters

As of December 31, 2009, the Group operated a retail network of 1,197 LensCrafters stores, of which 955 are in North America and the other 242 stores in China. LensCrafters is currently the largest optical retailer in North America in terms of sales.

LensCrafters stores offer a wide selection of prescription frames and sunglasses, mostly made by Luxottica, but also a wide range of lenses and optical products made by other suppliers. Points of sale are normally in high-traffic commercial malls and shopping centers and have an on-site optometrist (sometimes a Luxottica employee) so that customers can have immediate eye examinations. Most LensCrafters stores in North America also include a lens finishing laboratory, which improves the customer service level. During the last few years, Luxottica has invested in the LensCrafters brand, adding additional elements such as an exclusive new store concept currently being implemented in store remodeling across North America, associate training, advertising and marketing, which together represent the premium brand and future direction of LensCrafters.

In 2006, Luxottica began to expand the LensCrafters brand in China by rebranding its stores there, which were acquired through the acquisition of three retail chains. As of December 31, 2009, the Company operated 242 stores in China and Hong Kong. Hong Kong is one of China’s most significant luxury markets and launching LensCrafters as a premium brand in Hong Kong was important for increasing awareness and consumer demand for Luxottica products and services.

Pearle Vision

With the acquisition of Cole National in October 2004, Luxottica acquired Pearle Vision, one of the largest optical retail chains in North America. Although LensCrafters and Pearle Vision address the mid- to high-end customer bracket, their positioning is complementary. Pearle Vision focuses on the factors that made the brand a success: customers’ trust in the doctor’s experience and the quality of service they receive. Pearle Vision stores are mostly located in strip malls instead of the conventional malls where most LensCrafters and Sunglass Hut stores are located.

The successful relaunching of the Pearle Vision brand in 2004 and 2005 was centered on a return to its original values, which had made Pearle Vision the “Home of Trusted Eyecare” for generations of Americans. A product mix increasingly geared to high quality has sought to restore strong customer relationships. In order to centralize services and achieve economies of scale, all in-store labs were closed and their work was transferred to nearby LensCrafters labs or to one of Luxottica’s six central lens finishing facilities. As of

December 31, 2009, Pearle Vision operated 401 corporate stores and had 363 franchise locations throughout North America.

Licensed Brands

With the acquisition of Cole National, Luxottica also acquired a network of retail locations operating under the brand names of their respective host American department stores. These “licensed brands” are Sears Optical and Target Optical. These points of sale offer consumers the convenience of taking care of their optical needs while shopping at these department stores. Both brands have a precise market positioning that Luxottica has reinforced by improving service levels while strengthening their fashion reputation by offering brands such as Ray-Ban and Vogue. As of December 31, 2009, Luxottica operated 866 Sears Optical and 337 Target Optical locations throughout North America.

OPSM

OPSM, the largest of the three optical chains Luxottica operates in Australia and New Zealand, is a leading eyewear retail brand for luxury and fashion-minded customers. In 2009, OPSM continued its “Accelerated Fashion” program to highlight key fashion positioning featuring bright modern stores and bold fashion walls in stores to highlight Luxottica’s ranges of products. While catering to the broad market base, OPSM continues to be identified as the leader in the luxury and fashion minded segments. As of December 31, 2009, Luxottica operated 295 stores and one franchise location throughout Australia. OPSM also has 37 stores in New Zealand, mainly in large urban areas.

Laubman & Pank

Laubman & Pank is well-known for its high quality assortment and services. Laubman & Pank’s target segment is for optical shopper looking for quality eye-care and services. During the year, the Group continued to enhance its market positioning to ensure that the retail brand locations are appropriate for their local demographics and markets. Through this review, 10 Laubman & Pank stores were rebranded to OPSM and 11 to Budget Eyewear. As of December 31, 2009, Luxottica owned 104 stores throughout Australia.

Budget Eyewear

Budget Eyewear focuses on the price-conscious shopper and offers an easy selection process for frames and lens packages in a bright and modern store environment. As of December 31, 2009, Luxottica owned 84 stores and had 11 franchise locations throughout Australia.

EyeMed Vision Care

EyeMed Vision Care is one of the largest managed vision care operators in the United States serving over 26 million subscribers in large and medium size companies, government entities and through insurance companies and has a network of over 22,000 points of sale, including opticians, ophthalmologists, optometrists and chains operated by Luxottica.

EyeMed seeks to offer quality, choice, value and service excellence - all priority concerns for employers shopping for vision care programs, especially for large groups. Customers using such services benefit from the quality of the products and the wide reach of the distribution network, enjoying a broad range of choices among the numerous stores in the Group’s chains and independent optical retailers.

Lens Laboratories

Together with LensCrafters’ approximately 900 in-store labs, Luxottica operates six central labs in North America. Combining a broad presence in the market with the capacity for handling lens finishing reduces the time and cost of lens-finishing work and improves quality of service. All the labs use highly advanced technologies to meet growing demand. The six central laboratories serve all the Pearle Vision stores (including those under franchise) and the Licensed Brand stores. The labs in LensCrafters stores have been upgraded to help Sears and Pearle Vision stores handle peak demand.

In addition, the Group operates Oakley optical lens laboratories in the United States, Ireland and Japan. These labs provide Oakley prescription lenses to the North and South American, European and Asian markets, respectively, enabling to achieve expeditious delivery, better quality control and higher optical standards.

Most of the Australian laboratory needs are provided by the Eyebiz Laboratory.

SUN AND LUXURY RETAIL

In 2009, Luxottica created a new global sun and luxury retail management group to support the Sunglass Hut, ILORI, The Optical Shop of Aspen and Bright Eyes brands.

Sunglass Hut
Since the acquisition of Sunglass Hut in 2001, Luxottica has become a world leader in the specialty sunglass retail business.

As of December 31, 2009, Sunglass Hut had 2,007 stores worldwide. In addition to 1,552 retail locations in North America, Sunglass Hut now has 278 corporate stores in Asia-Pacific (including Thailand, India and the Philippines), 66 in Europe, 78 in South Africa and 33 franchise locations in the Middle East.

Founded in the United States in 1971 to operate in department stores, Sunglass Hut gradually expanded its base of stores to new retail locations on city shopping streets and in airports.

Over the years, Sunglass Hut focused increasingly on selling premium sunglasses. In 2007 Luxottica developed an exclusive new store concept, which is now being extended to all prime Sunglass Hut locations around the world. This repositioning was made possible by substantial changes to the product mix allowing the chain to focus more on fashion and luxury brands, especially for women, while maintaining a varied selection of lifestyle, sport and performance sunglasses.

The chain has recently reinforced its presence in the department store channel through long-term strategic agreements with Myer in Australia, Edgars in South Africa and Macy’s in the United States.

On December 4, 2009, Luxottica entered into an agreement with Macy’s Inc. to open additional Sunglass Hut points of sale in approximately 430 Macy’s department stores in the United States. When the rollout is complete, Sunglass Hut will be the exclusive operator of Macy’s in-store sunglass departments, Macy’s department stores will be the exclusive US department store with Sunglass Hut locations. Together with the 240 Sunglass Hut departments already operating in Macy’s, this new agreement will bring the total number of in-store Sunglass Hut locations to approximately 670. New locations, which will operate as leased departments, will begin rolling out in spring 2010, with completion scheduled for spring 2011.

ILORI

ILORI is Luxottica’s new high-end fashion sunwear retail brand, with 25 stores in the United States as of December 31, 2009, including flagship stores in the SoHo neighborhood of New York City and in Beverly Hills, California. ILORI caters to a different, more exclusive clientele than Sunglass Hut, offering a richer purchasing experience in prestige locations, featuring sophisticated luxury collections, exclusive niche brands and highly personalized service.

The Optical Shop of Aspen

Founded in the 1970s, The Optical Shop of Aspen is known in the optical industry for its luxury brands for both prescription and sun and its first class customer service. As of December 31, 2009, Luxottica operated 23 stores in some of the most upscale and exclusive locations throughout the United States.

Oliver Peoples

Luxottica operates six luxury retail stores under the Oliver Peoples brand. The Oliver Peoples brand retail stores only offer Oliver Peoples, Mosley Tribes and Paul Smith branded optical products. An additional Oliver Peoples retail location is operated under license in Tokyo.

David Clulow

In Europe, Luxottica operates David Clulow, a premium optical retailer operating in the United Kingdom and Ireland, predominantly in London and the South East of the United Kingdom. With 50 years of experience, the brand emphasizes service, quality and fashion; its marketing is targeted to reinforce these brand values and build long-term relationships with customers. In addition to operating optical stores, David Clulow operates a number of sunglass concessions in upmarket department stores, further reinforcing its position as a premium brand in the United Kingdom. As of December 31, 2009, David Clulow operated 73 locations.

Bright Eyes

First established in 1985, Bright Eyes is one of Australia’s largest and fastest-growing sunglass chains, with 139 sunglass stores across the continent. As of December 31, 2009, Bright Eyes operated 55 corporate store locations and 84 franchise locations, mostly in tourist resorts and high-traffic areas.

Oakley Stores and Vaults

As of December 31, 2009, the Group operated 147 Oakley “O” Stores and Vaults worldwide, offering a full range of Oakley products including sunglasses, apparel, footwear and accessories. These stores are designed and merchandised to immerse consumers in the Oakley brand through innovative use of product presentation, graphics and original audio and visual elements. In the United States, Oakley “O” Stores are in major shopping centers. Oakley’s retail operations are also located in Mexico, Europe and the Asia-Pacific region.

E-commerce sites

Another important sales channel are the Oakley and the Ray-Ban websites (www.oakley.com, www.ray-ban.com), which are complementary to the retail operations and international distribution. The websites allow consumers to purchase Oakley and Ray-Ban products as efficiently as possible, increasing awareness of the Oakley brand, improving customer service and communicating the brand’s values and essence.

STRUCTURE OF THE GROUP

OWNERSHIP AND MAJOR SHAREHOLDERS

SHARE CAPITAL

The Company’s share capital consists exclusively of ordinary fully paid voting shares, entitled to voting rights both at ordinary and extraordinary shareholders’ meetings. As of January 31, 2010, the share capital was equal to Euro 27,877,129.98 divided into 464,618,833 shares, with a nominal value of Euro 0.06 per share.

The General Meeting of May 13, 2008, authorised, for a period of 18 months from such date, the purchase and subsequent transfer - the latter with no time limits - of 18,500,000 ordinary Company shares. From the beginning of this authorisation, which expired on November 13, 2009, the Company purchased a total of 1,325,916 shares at an average price of Euro 17.13 per share, for a total aggregate purchase price of Euro 22,714,251.

The General Meeting of October 29, 2009 authorised, for a period of 18 months from such date, the purchase and subsequent transfer - the latter with no time limits - of 18,500,000 ordinary Company shares. By virtue of this authorisation the Company purchased as of January 31, 2010, 1,614,154 shares at an average price of Euro 17.37 per share, for a total aggregate purchase price of Euro 28,035,169.

Concurrently with the purchase transactions on the MTA carried out by Luxottica Group S.p.A. pursuant to the aforementioned buyback programs, its subsidiary Arnette Optic Illusions, Inc. sold 3,099,824 of the 6,434,786 Luxottica Group shares it owned. On January 31, 2010, Arnette Optic Illusions, Inc. held 3,334,962 Luxottica Group shares.

In total, as of March 1, 2010, the Company directly, and indirectly through its subsidiary company Arnette, held 6,275,032 of its own shares, equal to 1.35% of the Company’s share capital.

MAJOR SHAREHOLDERS

According to the information available and the communications received pursuant to art. 120 of Legislative Decree no. 58/1998 (“Consolidated Financial Law”) and to Consob Resolution no. 11971/1999, as of January 31, 2010, the Company’s shareholders with an equity holding greater than 2% of Luxottica Group S.p.A. share capital are the following:

•                  Delfin S.àr.l., with 67.67% of the share capital (314,403,339 shares);

•                  Giorgio Armani, with 4.89% of the share capital (22,724,000 shares, of which 13,514,000 ADRs in the name of Deutsche Bank Trust Company Americas); and

•                  Deutsche Bank Trust Company Americas, with 7.42% of the share capital (34,489,857 ADRs )(1) on behalf of third parties.

The Chairman Leonardo Del Vecchio controls Delfin S.àr.l.

Delfin S.àr.l. (Del Vecchio Family)	67.7%
Free float (1)	26.0%
Giorgio Armani	4.9%
Treasury shares	1.4%

(1)          The shares held by Deutsche Bank Trust Company Americas represent ordinary shares that are traded in the US financial market through issuance by the Bank of a corresponding number of American Depositary Shares; such ordinary shares are deposited at Deutsche Bank S.p.A., which in turn issues the certificates entitling the holders to participate and vote at the meetings, and are to be considered public shares held by non-affiliates.

CORPORATE MANAGEMENT

Luxottica Group’s governance system is based on a traditional management and control system with:

•                  shareholders who vote in ordinary and extraordinary meetings on, among other things, (i) appointment and revocation of directors and statutory auditors and their fees, (ii) approval of financial statements and allocation of profits, and (iii) changes to the by-laws.

•                  a board of directors whose duty is to create shareholder value; amongst its members, it appoints an Internal Control Committee, which also assists the board in its internal control functions, and a Human Resources Committee, which provides consulting and recommendations on compensation for top management positions and incentive plans and the composition of management structures for the main subsidiaries);

Board of directors in office	Leonardo Del Vecchio	Chairman
until the approval of the financial	Luigi Francavilla	Deputy Chairman
statements as of December 31,	Andrea Guerra	Chief Executive Officer
2011	Roger Abravanel*	Member of the Human Resources Committee
	Mario Cattaneo*	Chairman of the Internal Control Committee
Enrico Cavatorta
Roberto Chemello
	Claudio Costamagna*	Chairman of the Human Resources Committee
Claudio Del Vecchio
Sergio Erede
	Sabina Grossi	Member of the Human Resources Committee
	Ivanhoe Lo Bello*	Member of the Internal Control Committee
and Lead Independent Director
	Marco Mangiagalli*	Member of the Internal Control Committee
	Gianni Mion*	Member of the Human Resources Committee
	Marco Reboa*	Member of the Internal Control Committee

* Director satisfying the requirement of independence set forth in the Consolidated Financial Law and in the Self-Regulatory Code.

and

•                  a board of statutory auditors responsible for, among other things, overseeing compliance with the law and with the Company by-laws, its principles of governance and organizational model. The board of auditors also acts as an audit committee under the Sarbanes-Oxley Act.

Board of statutory auditors in	Francesco Vella	Chairman
office until the approval	Alberto Giussani	Auditor
of the financial statements	Enrico Cervellera	Auditor
as of December 31, 2011	Alfredo Macchiati	Alternate auditor
	Giorgio Silva	Alternate auditor

The Company’s accounts are audited by a firm of accountants registered with Consob and appointed by the Shareholders’ Meeting.

Auditing firm until approval	Deloitte & Touche
of the financial statements
as of December 31, 2011

Further information on Luxottica Group’s corporate governance is available in the Annual Corporate Governance Report (2009), available at www.luxottica.com.

ORGANIZATIONAL STRUCTURE

As of February 28, 2010, Luxottica Group’s management is based on three organizational areas reporting directly to CEO Andrea Guerra.

FUNCTIONS

The Group Functions - Information Technology, Business Development, Administration, Finance & Controlling, Communications, Investor Relations and Human Resources - form a system of services that support the Group’s Businesses and, by applying the Group’s policies and operating its systems of control, guarantee the framework of governance within which those businesses are authorized to operate.

OPERATING PROCESSES

The Marketing, Style & Product Department is responsible for marketing and developing collections. The Department has teams in all the main markets to track new styles and trends.

The Operations Department, based in Agordo, is responsible for planning, engineering and product manufacturing and distribution.

The Quality Department, also based in Agordo, is responsible for Quality and product quality control processes in all of the Group’s production sites.

BUSINESSES

The Retail and Wholesale divisions are responsible for establishing commercial presence in the world’s markets and developing profitable businesses. They have local sales organizations in their various markets and use centralized structures providing support services.

OneSight A Luxottica Group Foundation

The activities of OneSight - the Foundation of the Group dedicated to improving the vision of people requiring assistance by means of voluntary work, research and training - continued in 2009.

OneSight operates in four areas, each of which includes specific operational programs:

•                  Global Eye Care, whereby volunteers carry out eye tests and deliver free recycled and newly manufactured eyewear to thousands of adults and children in the poorest areas of the world.

•                  Regional Eye Care, in which volunteers work together with local partners to help those in need in their regions by opening temporary clinics and using Vision Vans, i.e. mobile units equipped as an eye specialist office. These programs are currently implemented in North America, Australia and China.

•                  Community Eye Care, whereby Luxottica’s North American and Australian employees improve their communities’ quality of life by means of programs operating in stores, schools, rest homes and other community centers.

•                  Prevention: Preventative Eye Care, in which OneSight funds research into treatments and cures for vision-threatening diseases and disorders and invests in developing the next generation of ophthalmologists and professionals through the Dr. Stanley Pearle Scholarship Fund.

BENEFITS FOR EMPLOYEES

OneSight connects Luxottica Group employees worldwide as they work together towards a common goal of providing clear vision to those in need.

Participation in OneSight missions requires intense teamwork to optimize the use of scant resources and time and, as a result, multi-cultural teams form relationships and learn that diversity may unite rather than divide. This collaboration accelerates inclusion and serves as an integrating influence on the different cultures brought into the Group through acquisitions and geographical expansion.

2009

During the course of the 19 global clinics which affected 13 countries - including, for the first time, Brazil and South Africa - 500 volunteers have helped more than 236,000 people. Glasses were distributed, thanks in part to work by the new recycling centre in Milan which was opened in 2009 in addition to the five existing structures in Cincinnati, Agordo, Port Washington, Pederobba and North Ryde. The total number of individuals helped by OneSight has therefore exceeded 7 million.

Regional clinics in North America, Australia and China were 17 in total and have allowed 350 volunteers to help more than 34 thousand people. In addition, the Vision Vans operated for a total of 76 days in 2009.

Lastly, OneSight gave US$ 230,000 to 13 research organizations in the United States and Italy, and granted 10 optometry degree scholarships in North America.

2010 OBJECTIVES

Following the launch of the new global organization, OneSight aims to increase its recognition and appeal amongst the employees and partners of Luxottica. This will be implemented by continuing to provide opportunities for helping those in need as well as by developing leadership skills and strengthening interpersonal relations.

The Foundation will seek to leverage Luxottica’s global dimensions to extend its reach, especially in Europe and the Asia-Pacific region.

In 2010, the efforts of OneSight will concentrate on further improving the quality of the services offered during global clinics by giving precedence to quality versus number of clinics. In 2010, 15 global clinics will therefore be organized, including - for the first time - Ethiopia, Ghana and Burkina Faso, and will involve 500 volunteers from around the world. There will instead be a total of 14 regional clinics.

OneSight will grant US$ 250,000 to support research projects, particularly in relation to diabetic retinopathy and pediatric vision disorders. Finally, 10 optometry degree scholarships will be awarded.

WELFARE

Supporting the purchasing power of 7,800 employees and their families, even in difficult periods: this is the underlying reason which led Luxottica to launch an innovative system of non-monetary benefits in 2009 for its entire Operations personnel in Italy.

Despite a positive nominal increase in salaries - due to the excellent economic results of Luxottica which benefited employees through the more traditional bonus systems - the effective purchasing power of salaries has, in fact, gradually decreased.

The welfare system of Luxottica - which is jointly managed with Trade Union Organizations through a series of agreements and which includes Quality indicators - was born from the conclusion that this reduction can not only be compensated through traditional actions applied to fixed or variable compensation. The key idea of the initiative was therefore the possibility of leveraging alternative tools in support of income which therefore would allow the gap between company cost and real purchasing power transferred to the employee to be entirely eliminated.

The details relative to the initiatives launched by Luxottica are as follows: in the month of June, all workers and employees first collected - within certain sales points with stipulated agreements - a package containing primary food items with a total sales value of Euro 110.

In order to help employees with children, Luxottica also built a nursery school in Sedico (Belluno) and reimbursed the families for any costs sustained for the purchase of text books in middle and high schools as well as universities.

Finally, Luxottica stipulated an agreement with one of the primary Italian energy companies which allows employees to receive a 22% discount on their consumption of electrical energy.

Other initiatives will be launched in 2010. The amount of economic resources that Luxottica allocates to the Welfare system is proportional to the capacity of the entire production organization to achieve better and better quality results, a determining factor in the excellence and distinctiveness of Italian craftmanship in the world markets.

The initiative is jointly managed with the trade unions and demonstrates the consolidated and constructive relationship which exists at the national and territorial level between Luxottica and worker representatives: Luxottica has therefore created a Governance Committee for the project along with the trade unions. This is a joint committee whose task is to identify, propose and share program operations; a Technical and Scientific Committee works along with this committee and implements socio-economic and financial analyses which are useful in order to most effectively assess the allocation of funds.

By means of the welfare program, Luxottica has therefore positioned itself as a pioneer within the realm of a new system of industrial relations which pursues the strengthening of the productive system and the improvement of real compensation for all workers while also promoting services for the workers themselves.

ANNUAL REVIEW 2009

KEY EVENTS

January

Luxottica Group and Tory Burch, an emerging American fashion and lifestyle brand, stipulated a new licensing agreement to design, manufacture and globally distribute sun and prescription eyewear collections by Tory Burch and TT.

Effective as of January 1, 2009, the agreement has an initial term of six years and automatic renewal for another four. The first collection was presented in the summer of 2009 and marketed in autumn.

May

Luxottica and Multiopticas Internacional, a company which owns more than 390 eyewear stores in Chile, Peru, Ecuador and Colombia under the GMO, Econoptics and SunPlanet brands, entered into an agreement pursuant to which Luxottica acquired a 40% participation in Multiopticas Internacional. The agreement was strengthened by a significant consolidation in commercial relations between the two groups. By means of this operation - valuated at approximately Euro 40 million - Luxottica will enter the retail market of South America, a region in which it is already strongly present in the wholesale division, thereby representing an excellent growth opportunity.

August

The Group signed an agreement with Myer, the Australian leader in the distribution sector, to roll out a unique Sunglass Hut retail concept to all 65 Myer stores accross Australia. In particular, specially designed Sunglass Hut store concepts were introduced in 30 Myer stores by November 2009. The additional 35 concepts, also managed by Sunglass Hut, will be introduced over the next month.

October

Luxottica signed two agreements which provide for a further expansion of Sunglass Hut - the primary global chain specialized in the “sunglasses” sector - in the Asia-Pacific region; this will be achieved by entering the markets of the Philippines and strengthening in South Africa. In particular, Luxottica signed a franchising agreement with Meera Enterprises Inc. - the primary local operator for the distribution of sports and lifestyle products - in the Philippines; the agreement provides for the opening of eight Sunglass Hut stores within 2010 and marks the entry of the Group into the retail sector of a market with high growth potential. In South Africa, Luxottica signed an agreement with Edgars Department Stores, the most consolidated chain of department stores of the country, with more than 150 sales points; the agreement provides for the roll out, even in 2009, of 24 new Sunglass Hut sales points within major Edgars department stores.

December

Macy’s Inc. and Luxottica signed an agreement which provides for the opening of approximately 430 additional Sunglass Hut sales points within Macy’s department stores in the United States. The total number of Sunglass Hut stores within Macy’s department stores will therefore increase to 670. In particular, the plan for opening Sunglass Hut sales points will be initiated in the spring of 2010 and will be completed by the spring of 2011. Sunglass Hut will be the exclusive operator of Macy’s in-store sunglass department while the latter will be the exclusive US department stores with Sunglass Hut locations.

Luxottica and drugstore.com, Inc. - the leader in the online commerce of beauty, pharmaceutical and ophthalmological products - signed a multi-year strategic agreement for the e-commerce of contact lenses in North America.

FINANCIAL OVERVIEW

GROUP RESULTS AND OPERATING ACHIEVEMENTS

2009 was a demanding year, in many ways unique in the history of Luxottica. During the first half of the year, the main developed countries underwent a structural readjustment, followed by stabilization and signs of recovery in the second half. In this changing environment, Luxottica nevertheless produced solid results, with consolidated sales comfortably above Euro 5 billion and substantially in line with 2008, making it another record year.

Flexibility, speed, the search for new solutions and a continued focus on the balance sheet enabled Luxottica to post resilient results in the “new world.” Luxottica grew stronger in 2009, thanks to the proven effectiveness of its integrated business model and increased levels of efficiency, as it reported financial and operating results that improved steadily throughout the year.

Further, during 2009 the Group launched a number of initiatives both in its Wholesale and Retail divisions to stimulate organic sales growth, first by continuing to build on the strength of its two powerful house brands, Ray-Ban and Oakley. Both posted double digit growth during the year. Also, the Group’s diversified geographic footprint and strong balance sheet enabled Luxottica to increase its penetration in all major markets in 2009, despite a contraction in its target markets.

Thanks to measures taken to face the challenges of 2009, consolidated net sales held above the 5-billion-Euro mark at Euro 5,094.3 million, a decline of 2.1% at current exchange rates and 4.5% at constant exchange rates (1). These results compare quite favorably to historical 2008 sales, the highest in the Group’s history.

Turning to operating performance, EBITDA (2) for the full year totaled Euro 869.1 million, reflecting a decline by 14.3% from Euro 1,014.7 million in 2008.

As a result, operating income for 2009 decreased to Euro 583.2 million, compared with Euro 749.8 million for the previous year, a decline of 22.2% .

Net income for the full year totaled Euro 314.8 million versus Euro 379.7 million for 2008, reflecting a year-over-year decline of 17.1%, at an average Euro/US$ exchange rate of 1.3947.

By carefully controlling working capital, the Group continued to generate a strong free cash flow (2), and reached a record Euro 691 million for the full year, enabling the Group to decrease net debt (2) to Euro 2,339 million at December 31, 2009, despite a dividend payment of Euro 100.8 million in the fourth quarter. This compares to net debt of Euro 2,950 million at December 31, 2008. The net debt to EBITDA (2) ratio improved to 2.7 times from 2.9 times at December 31, 2008.

Finally, the distribution of a cash dividend of Euro 0.35 per ordinary share, reflecting a year-over-year 59% increase, has been proposed to the Annual General Meeting of shareholders, for a total dividend payout of approximately Euro 160 million.

WHOLESALE

The Wholesale division posted full-year sales of Euro 1,955.3 million, down by 6.6% at current exchange rates and by 6.8% at constant exchange rates (1). After a difficult first quarter due to heavy destocking, the division’s results began to reflect stabilization in many markets. Successful commercial measures like STARS and continuing strong performance by the Ray-Ban and Oakley brands allowed the division to register an improving trend throughout the year.

RETAIL

For the full year, retail sales were Euro 3,139.0 million, up by 1.0% at current exchange rates and down by 3.0% at constant exchange rates (1). Particularly during the fourth quarter, the Retail division showed signs of recovery, responding in large part to the efficiency actions put in place over 2009, although in North America the division is still experiencing a contraction in traffic. Targeted, high-opportunity retail outlet expansion continued in both developed and emerging markets.

A CONTINUED FOCUS ON GROWTH

Luxottica worked to achieve external growth both in the developing and developed markets. It started by acquiring a 40% stake of Multiopticas, a company which owns more than 390 eyewear stores in Chile, Perù, Ecuador and Colombia. Sunglass Hut reinforced its worldwide presence by setting up special store concepts in all 65 locations within the Australian Myer department store chain (30 already by November 2009). Next, the Group expanded further in the Asia-Pacific region by rolling out an initial 24 Sunglass Hut stores within the Edgars department store network in South Africa by the end of 2009, and then through a franchising agreement to open Sunglass Hut retail outlets in the Philippines beginning in 2010. In December 2009, the Group announced an agreement to open additional in-store Sunglass Hut locations in approximately 430 Macy’s department stores across the US, to add to the 240 Sunglass Hut departments already operating in Macy’s stores. The new locations, which will operate as leased departments, will begin rolling out in Spring 2010, scheduled for completion in Spring 2011.

(1)          Operating measures that assume constant exchange rates between the fourth quarter of 2009 and the fourth quarter of 2008 and between fiscal year 2009 and fiscal year 2008 are calculated using the average exchange rates for the respective 3 and 12 month periods ended December 31, 2008, which were € 1=US$ 1.3180 and € 1=US$ 1.4707, respectively.

(2)          EBITDA, free cash flow, net debt and the ratio of net debt to EBITDA are non-US GAAP measures. For additional disclosure regarding non-US GAAP measures and a reconciliation to US GAAP measures, see Appendix.

OUTLOOK

OUTLOOK FOR 2010

Based on current market conditions, the results achieved in 2009 and the strength of Luxottica’s business model put the Group in an ideal position to have a “normal” year in 2010, which, for Luxottica, would result in mid-single-digit revenue growth, a more than proportionate increase in margins and a further reduction in the ratio of net debt to EBITDA.

2010 is expected to be a positive year for Europe, the United States and especially emerging countries. Furthermore, the steps that have been taken are expected to lead to a strong increase in profitability for both divisions, particularly the wholesale division. Strong attention will also be focused on development opportunities and on investments in systems and infrastructures expected to generate further benefits.

ACTIONS FOR 2010

The four cornerstones upon which the Group will build in 2010 to achieve these goals are: Oakley’s growth potential, further expansion in emerging markets, growth in the US market and flexibility, with steady focus on the strength of the balance sheet and cash flow generation.

Oakley’s growth potential

In the past few years, as the world experienced a period of structural realignment, Oakley showed that it truly is an extraordinary brand, achieving double-digit growth in 2008 and, more remarkably, in 2009. Oakley’s opportunities are still significant: in 2010, following a period of intense activity devoted to improving distribution in Europe and emerging markets, the Group will substantially increase its investments in support of this brand.

Another extremely important factor will be the ability to leverage Oakley’s unique and distinctive position in the “optical prescription” business, with additional investments in marketing programs, design and technology.

Oakley is a brand that is expected to provide a fundamental contribution to Luxottica’s sustainable growth over the long term.

Further expansion in emerging markets

In 2010, Luxottica expects to continue on the growth track that it has been experiencing in emerging markets. Currently, these markets account for about 15% of sales of the Wholesale division and about 7% of the Group’s consolidated sales, practically double that of only five years ago. The Group intends to achieve significant growth in Asia and Latin America, specifically focusing on Brazil, China and India. With this in mind, in 2010 it will launch specially designed Ray-Ban collections and special projects for these countries, with the objective of stimulating demand and increasing the penetration of Luxottica’s brands. Other actions planned for the current year include completing Oakley’s integration in Brazil and South Africa and launching the STARS project in Latin America, India and Eastern Europe.

In addition, the Group will continue to make small and medium-size investments in these markets, as it seeks new opportunities in these regions for the Retail division, for Sunglass Hut in particular.

The US market

The US is a key market for Luxottica. The fourth quarter of 2009 and the first two months of 2010 provided encouraging evidence of a return to the growth track, both in terms of sales and margins, that, while still lacking staying power, is nevertheless an undoubtedly positive development.

Efficiency and flexibility

The Group expects to realize the benefits from the investments and initiatives carried out during the past two years in 2010 thanks to a much more flexible and efficient cost structure and organization than in the past. In addition, in 2010 the Group will continue to invest in its infrastructure, with the goal of creating a truly common platform, shared by the Group’s operations throughout the world, which is essential to support future growth.

In 2009, SAP was launched at the Sedico, Italy-based main logistics hub, in all of Sunglass Hut globally and at the newly-created European Service Center, all of which will support the optimization of purchasing and accounting processes at the continental level, with substantial cost savings and efficiency gains. In 2010, SAP will be extended to the China-based logistics hub and to the Wholesale Division in Italy, the US and the UK.

RISK MANAGEMENT

Luxottica operates a risk management policy designed to enable all Group companies to manage risk using clearly defined principles. Luxottica Group’s board of directors is responsible for approving this policy and defines:

•                  delegation of responsibility and authority;

•                  risk management activities and organization;

•                  principles for organizing risk and financial risk management activities;

•                  principles for risk management reporting and control.

Luxottica’s financial risks are related to financial assets and liabilities denominated in local and foreign currencies (interest rate risk), to incomes and expenses denominated in currencies other than the functional currency (foreign currency risk) and to loss deriving from the inability of a counterparty to meet its commitment (counterparty risk)

Interest rate risk arises from the close connection between the value of assets and liabilities and prevailing interest rates. In particular, it stems from:

1.               the uncertainty of cash flows related to the Group’s assets and liabilities structure caused by changes in interest rates, which affect variable rate assets and liabilities;

2.               the variability of the market value of the Group’s assets and liabilities caused by changes in market interest rates, which affect fixed rate assets and liabilities.

The interest rate risk of assets and liabilities can be categorized as follows:

•                  flow risk, referring to the sensitivity of interest amounts to changes in interest rates; flow risk is covered by cash flow hedge instruments;

•                  price risk, referring to the sensitivity of the market value of assets and liabilities to changes in the level of market interest rates; price risk is covered by fair value hedge instruments.

As a consequence, the objective of interest rate risk management is to reduce the uncertainty of the Group’s net interest result. This is achieved by reducing the volatility of interest impact on the Group’s income statement and controlling the fluctuation of the net debt market value.

To achieve this objective, the whole Group’s interest rate risk exposure, in terms of notional amounts, must be organized as a mix of fixed interest rates and floating interest rates, where neither of the two should be lower than 25% or higher than 75%.

Foreign currency risk is defined as follows:

1.               the uncertainty of the value of net income, cash flows related to the Group’s firm commitment and forecasted transactions created by changes in currency rates;

2.               the variability of the market value of foreign-currency-denominated assets and liabilities due to changes in currency rates.

The objective of foreign currency risk management is to help the Group minimizing uncertainty and achieve the business objectives set by Group Planning, e.g. by minimizing the impact on the income statement of the random effects of currency rate changes.

The Group’s foreign currency position is subject to three types of risk: transaction risk, translation risk and competitive risk. Such risks are managed separately because of their different natures and effects on the Group’s income statement and balance sheet.

•                  Transaction risk is defined as the effect arising from the difference in foreign currency rates at the time of pricing or stipulating a contract and that of realization of a transaction. Transaction risk is defined in relation to the base currency of a company.

•                  Translation risk is defined as the sum of the effects of changes in foreign currency rates on the consolidated income statement and balance sheet of the Group. As the foreign Group companies’ income statements and balance sheets are translated into the Group’s functional currency using market rates, the values of the Group’s consolidated net income, assets, debt and equity change. In addition to the absolute amounts, balance sheet ratios like gearing and equity ratio may also change if the proportions between net income, assets, debt and net equity in the various currencies differ.

•                  Competitive risk refers to the Group’s foreign currency rate sensitivity in comparison to its competitors, i.e. to the long term effects of currency rate changes on the Group’s competitive position in a given market.

Counterparty Risk is defined as follows: the inability of the counterpart to meet its commitment that can materialise through default or through a change in a counterparty’s creditworthiness affecting the market value of investments or derivatives instruments.

As a consequence, the objective of Counterparty Risk is to minimize the possibility of incurring in losses deriving from investements or derivatives portofolio due to counterparty’s default. To avoid this risk, counterparty relation should meet certain objective credit rating.

HUMAN RESOURCES

GROUP WORKFORCE

Luxottica Group employees as of December 31, 2009 numbered 60,767, of whom 66.9% engaged in Retail Business, 8.4% in Wholesale Business and 24.3% in Operations. Corporate central services employ 0.4% of the Group’s total workforce.

On a regional basis, 62.7% of employees are in North America, 15.5% in Europe, 20.6% in the Asia-Pacific region and 1.2% in other geographical regions.

Business area	Headcounts
Retail	40,654
Wholesale	5,121
Operations	14,777
Milan headquarters	215
Total	60,767

Geographical region	Headcounts
Europe	9,231
North America	38,046
Asia-Pacific	12,529
RoW	746
Milan headquarters	215
Total	60,767

RoW include Russia, Middle East, South Africa, and Latin America.

ORGANIZATIONAL DEVELOPMENT

Of the organizational development initiatives completed in 2009, special mention must be made of the successful integration of the commercial organizations of Luxottica and Oakley in the UK, Brazil and South Africa.

The wholesale business completed a number of initiatives aimed at penetrating new, high-growth markets and launched a series of initiatives geared toward strengthening focus on end users, such as:

•                  outsourcing certain non-core processes, and

•                  progressively reducing investments in resources supporting back-end processes.

One of the most significant projects aimed at recovering organizational competitiveness was the radical review of central service structures in North America through the simplification and rationalization of the processes, the re-focus of resources on activities of higher added value and the outsourcing of certain non-core processes (e.g., payroll, archive management, call centres).

A centralized Shared Services structure was launched in Europe for the management of administrative and vendor management activities with the aim of boosting efficiency and effectiveness and, at the same time, enabling greater focus of peripheral structures on business.

No less significant were the measures taken in production facilities to introduce production management systems designed to achieve greater organizational flexibility and continual improvement of product quality.

HUMAN RESOURCES DEVELOPMENT

2009 was another year in which Luxottica was one of the organizations most highly rated in terms of human resources management and development. In addition to the more traditional initiatives, the Company made considerable efforts to strengthen employees’ sense of identity and belonging, without which it is impossible to develop motivated, high-performing resources at all levels of an organization.

On the operations front, Luxottica’s characteristics of imagination, passion, entrepreneurship, speed and simplicity were translated into 12 specific management “commitments” with which the organization consolidated its main human resources development systems in 2009. The commitments were to:

1.               enrich the content of organizational positions, starting at the basic operating level, and reduce the number of managerial positions to those offering a clear contribution to the co-ordination and integration of the organization;

2.               prioritize development of resources already in the organization and only bring in people from outside in cases of real necessity or opportunity;

3.               select candidates whose profiles not only satisfy the required technical skills but also closely reflect the Company’s values and the style of professional conduct the organization expects;

4.               favor positive and effective induction of new entries by creating the conditions for long-term, mutually-satisfying relationships right from the start;

5.               ensure systematic assessment of training requirements and design increasingly personalized learning and professional development programs;

6.               privilege learning through action and the assignment of challenging tasks in order to continually improve people’s capacities;

7.               measure performance mainly in terms of a person’s combined capacity to pursue assigned objectives (the what) by adopting the right organizational approaches (the how); and base performance assessment on analysis of data and fact, thus achieving maximum clarity and objectivity of judgment;

8.               use results obtained and speed of learning as the basis for assessing the capacity to accept increasing levels of responsibility in the organization;

9.               render assessment of people’s performance and potential as democratic a process as possible, especially for the positions of higher responsibility within the organization;

10.         ensure that meritorious resources can also develop outside their areas of entry and reward managers who foster the development of their resources by giving them opportunities to move outside the organizational units they manage;

11.         develop channels for clear and effective communication of organizational development policies, strategies and plans and train managers to communicate effectively and always be ready to listen to their collaborators; and

12.         develop a “value proposition” that effectively satisfies the various expectations and aspirations of individuals, thus making Luxottica a truly ideal place in which to work and improve.

Lastly, initiatives in 2009 to boost and optimize return on professional capital included:

•                  Relations with universities: collaboration agreements were officially sealed with ISB, Hyderabad and CEIPS, Shanghai, thus enriching the portfolio of partnerships already in operation for years with prestigious universities and business schools in various countries.

•                  Succession plans: the corporate process of talent identification and definition of management succession plans for the key positions in the Group was extended across the entire organization.

•                  360° Assessment for Management: a system has been developed and implemented to offer a 360°

assessment of the leadership style of highly critical resources within the organization with the aim of identifying paths to improve conduct and defining adequate development plans.

•                  Annual incentive system: the short-term incentive system (MBO) was extended to all management and professional positions by introducing a single corporate process for defining objectives and assessing results.

•                  Long-term Incentive and Retention Systems: three-year equity systems for providing incentives to the Group’s senior management and talent were confirmed (stock options and performance shares).

LUXOTTICA’S PEOPLE CHARACTERISTICS

IMAGINATIVE

Our ability to look at things in new ways has been the foundation of our success. We are and have always been creative, inspired and resourceful in the way we work and in the way we interact with our customers.

PASSIONATE

We love what we do. Our passion for our business is rooted in our history. We are proud of our achievements and have a genuine belief that what we do makes a difference to people’s lives.

ENTREPRENEURIAL

We see the opportunities that others don’t and understand the value of taking risks. We trust our instincts and listen to our intuition so that in the future as in the past we continue to be the innovators in our industry.

SIMPLE AND FAST

We believe in simplicity and understand the value of being straightforward, uncomplicated, and accessible. We get things done more quickly by working in an open and informal way and by cutting through to the essentials. We have a clear focus on being fast both in terms of delivering results and responding to change.

CONSOLIDATED FINANCIAL STATEMENTS UNDER US GAAP

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (*)

	2009	2008	2007
	(Euro/000, unless otherwise indicated)
NET SALES	5,094,318	5,201,611	4,966,054
COST OF SALES	(1,768,436)	(1,751,251)	(1,575,618)
GROSS PROFIT	3,325,882	3,450,360	3,390,436

OPERATING EXPENSES:
Selling and advertising	(2,106,360)	(2,124,430)	(2,069,280)
General and administrative	(636,320)	(576,167)	(487,843)
Total	(2,742,680)	(2,700,597)	(2,557,123)

INCOME FROM OPERATIONS	583,202	749,763	833,313

OTHER INCOME (EXPENSE):
Interest income	6,887	13,265	17,087
Interest expense	(91,571)	(135,267)	(89,498)
Other - net	(4,235)	(37,890)	19,780
Other expense - net	(88,919)	(159,892)	(52,631)

INCOME BEFORE PROVISION FOR INCOME TAXES	494,283	589,870	780,681

PROVISION FOR INCOME TAXES	(167,416)	(194,657)	(273,501)

NET INCOME	326,867	395,213	507,180

LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(12,105)	(15,492)	(14,976)

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	314,762	379,722	492,204

BASIC EARNINGS PER SHARE (Euro)	0.69	0.83	1.08

FULLY DILUTED EARNINGS PER SHARE (Euro)	0.69	0.83	1.07

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	457,270,491	456,563,502	455,184,797
Diluted	457,942,618	457,717,044	458,530,609

(*)  In accordance with US GAAP. See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2009 AND 2008 (*)

	2009	2008
	(Euro/000)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	380,081	288,450
Marketable securities	—	23,550
Accounts receivable - net (Less allowance for doubtful accounts, Euro 30.9 million in 2009 and Euro 29.1 million in 2008)	618,884	630,018
Sales and income taxes receivable	59,516	151,609
Inventories - net	526,548	570,987
Prepaid expenses and other	137,604	144,054
Deferred tax assets - net	110,910	131,907
Total current assets	1,833,543	1,940,575

PROPERTY, PLANT AND EQUIPMENT - net	1,148,916	1,170,698

OTHER ASSETS:
Goodwill	2,700,203	2,694,774
Intangible assets - net	1,156,774	1,234,030
Investments	45,677	5,503
Other assets	153,506	176,199
Deferred tax assets - net	97,437	83,447
Total other assets	4,153,597	4,193,952

TOTAL ASSETS	7,136,056	7,305,225

(continued)

	2009	2008
	(Euro/000)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank overdrafts	148,951	432,465
Current portion of long-term debt	166,279	286,213
Accounts payable	434,604	398,080
Accrued expenses
Payroll and related	155,101	131,630
Customers’ right of return	27,335	31,363
Other	316,700	276,018
Deferred tax liability - net	10,813
Income taxes payable	11,204	18,353
Total current liabilities	1,270,987	1,574,120

LONG-TERM DEBT	2,404,189	2,519,289

LIABILITY FOR TERMINATION INDEMNITIES	54,608	55,522

DEFERRED TAX LIABILITIES - NET	236,140	233,551

OTHER LONG-TERM LIABILITIES	309,898	368,821

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Capital stock par value Euro 0.06; 464,386,383 and 463,368,233 ordinary shares authorized and issued at December 31, 2009 and 2008, respectively; 458,038,351 and 456,933,447 shares outstanding at December 31, 2009 and 2008, respectively	27,863	27,802
Additional paid-in capital	346,309	301,529
Retained earnings	3,003,823	2,789,894
Accumulated other comprehensive loss, net of tax	(491,938)	(542,646)
Total	2,886,057	2,576,580
Less treasury shares at cost; 6,348,032 and 6,434,786 shares at December 31, 2009 and 2008, respectively	(82,713)	(69,987)
Total Luxottica Group shareholders’ equity	2,803,344	2,506,593
Noncontrolling interests	56,890	47,328
Total equity	2,860,234	2,553,921

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,136,056	7,305,225

(*) In accordance with US GAAP. See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (*)

	Luxottica Group shareholders
					Accumulated				Total
			Additional		other		Noncon-	Compre-	consoli-
	Common stock		paid-in	Retained	comprehen-	Treasury	trolling	hensive	dated
	Shares	Amount	capital	earnings	sive loss	shares	interests	income	equity
BALANCES, JANUARY 1, 2007	460,216,248	27,613	203,016	2,343,800	(288,593)	(69,987)	30,371		2,246,220

Exercise of stock options	2,407,372	144	26,498						26,642
Translation adjustment					(90,881)		6,172	(84,709)	(84,709)
Effect of adoption of FIN 48				(8,060)					(8,060)
Non-cash stock-based compensation			42,121						42,121
Minimum pension liability, net of taxes of Euro 3.9 million					9,688			9,688	9,688
Unrealized gain on available-for-sale securities, net of taxes of Euro 0.9 million					(1,579)			(1,579)	(1,579)
Excess tax benefit on stock options			6,313						6,313
Change in fair value of derivative instruments, net of taxes of Euro 4.6 million					(6,062)			(6,062)	(6,062)
Dividends declared (Euro 0.42 per share)				(191,077)			(10,422)		(201,499)
Net income				492,204			14,976	507,180	507,180

BALANCES, DECEMBER 31, 2007	462,623,620	27,757	277,947	2,636,868	(377,428)	(69,987)	41,097	424,517	2,536,255

BALANCES, JANUARY 1, 2008	462,623,620	27,757	277,947	2,636,868	(377,428)	(69,987)	41,097		2,536,255

Exercise of stock options	744,613	45	7,081						7,126
Translation adjustment					(73,682)		3,709	(69,973)	(69,973)
Non-cash stock-based compensation			10,424						10,424
Adjustment to pension liability, net of taxes of Euro 29.2 million					(50,658)			(50,658)	(50,658)
Adoption of SFAS No. 158 measurement date provisions, net of taxes of Euro 1.9 million				(3,079)					(3,079)
Unrealized gain on available-for-sale securities, net of taxes of Euro 0.2 million					409			409	409
Excess tax benefit on stock options			631						631
Change in fair value of derivative instruments, net of taxes of Euro 20.7 million					(41,287)			(41,287)	(41,287)
Diluted gain on business combinations			5,446						5,446
Dividends declared (Euro 0.49 per share)				(223,617)			(12,969)		(236,586)
Net income				379,722			15,491	395,213	395,213

BALANCES, DECEMBER 31, 2008	463,368,233	27,802	301,530	2,789,894	(542,646)	(69,987)	47,328	233,704	2,553,921

(continued)

	Luxottica Group shareholders
					Accumulated				Total
			Additional		other		Noncon-	Compre-	consoli-
	Common stock		paid-in	Retained	comprehen-	Treasury	trolling	hensive	dated
	Shares	Amount	capital	earnings	sive loss	shares	interests	income	equity

BALANCES, JANUARY 1, 2009	463,368,233	27,802	301,530	2,789,894	(542,646)	(69,987)	47,328		2,553,921

Exercise of stock options	1,018,150	61	11,437						11,498
Translation adjustment					27,844		108	27,952	27,952
Non-cash stock-based compensation			16,291						16,291
Adjustment to pension liability, net of taxes of Euro 8.1 million					12,435			12,435	12,435
Change in fair value of derivative instruments, net of taxes of 4.2 million					10,429			10,429	10,429
Investment in treasury Shares			15,895			(12,726)			3,169
Dividends declared (Euro 0.22 per share)				(100,833)			(2,651)		(103,484)
Excess tax benefit on stock options			1,156						1,156
Net income				314,762			12,105	326,867	326,867

BALANCES, DECEMBER 31, 2009	464,386,383	27,863	346,309	3,003,823	(491,938)	(82,713)	56,890	377,683	2,860,233

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2009, 2008 AND 2007 (*)

	2009	2008	2007
		(Euro 000)

NET INCOME	326,867	395,213	507,180
Other comprehensive income, net of taxes
Adjustment to pension liability, net of taxes	12,435	(50,658)	9,688
Change in fair value of derivative instruments, net of taxes	10,429	(41,287)	(6,062)
Translation adjustment	27,952	(69,973)	(84,709)
Unrealized gain on available for sale securities, net of taxes		409	(1,579)

Comprehensive income	377,683	233,704	424,517

Comprehensive income attributable to noncontrolling interests	12,213	19,200	21,148

Comprehensive income attributable to the Luxottica Group shareholders	365,470	214,504	403,369

(*) In accordance with US GAAP. See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (*)

	2009	2008	2007
		(Euro/000)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	326,867	395,213	507,180

Adjustments to reconcile net income to net cash provided by operating activitities:
Stock-based compensation	16,291	10,424	42,121
Excess tax benefits from stock-based compensation	(1,156)	(631)	(6,313)
Depreciation and amortization	285,923	264,938	232,813
Benefit for deferred income taxes	18,123	4,858	(45,037)
Net loss (gain) on disposals of fixed assets and other	11,231	2,048	(19,337)
Loss on sale of promissory note		23,204
Earnings from equity method investment	951
Termination indemnities matured during the year - net	(1,350)	(1,472)	(3,595)

Changes in operating assets and liabilities, net of acquisition of businesses:
Accounts receivable	25,660	27,875	(55,707)
Prepaid expenses and other	140,872	(26,145)	(220,727)
Inventories	46,544	1,368	(41,916)
Accounts payable	27,405	(19,393)	32,989
Accrued expenses and other	20,235	(110,386)	(9,433)
Accrual for customers’ right of return	(3,723)	4,090	9,855
Income taxes payable	(16,681)	2,903	(92,142)

Total adjustments	570,324	183,681	(176,429)

Cash provided by operating activities	897,191	578,895	330,751

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment:
Additions (1)	(192,454)	(311,540)	(322,770)
Disposals			29,700
Investments in equity investees	(20,683)
Purchases of businesses net of cash acquired	(7,518)	(13,288)	(1,491,086)
Proceeds from sale of Promissory note and other		6,880
Additions of intangible assets	(3,389)	(4,636)	(3,883)

Cash used in investing activities of continuing operations	(224,044)	(322,584)	(1,788,039)

(continued)

(*)         In accordance with US GAAP. See notes to the consolidated financial statements.

(1)          Additions, excluding the change in accounts payable related to Property and equipment, are Euro 200,409,000, Euro 296,436,000 and Euro 334,769,000 for years 2009, 2008 and 2007 respectively, as indicated in Note 13 “Segment Information”.

	2009	2008	2007
		(Euro/000)
CASH FLOWS FROM FINANCING ACTIVITIES
Long-term debt:
Proceeds	987,738	995,709	2,145,428
Repayments	(1,214,976)	(1,005,453)	(675,834)
Repayment of acquired lines of credit			(166,577)
(Decrease) increase in overdraft balances	(283,932)	(30,570)	282,280
Sale of treasury shares	3,169
Exercise of stock options	11,498	7,126	26,642
Excess tax benefit from stock-based compensation	1,156	631	6,313
Dividends	(103,484)	(223,617)	(191,077)

Cash (used in)/provided by financing activities of continuing operations	(598,831)	(256,174)	1,427,174

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	74,315	137	(30,114)

CASH AND EQUIVALENTS, BEGINNING OF YEAR	288,450	302,894	339,122

Effect of exchange rate changes on cash and cash equivalents	17,315	(14,582)	(6,114)

CASH AND EQUIVALENTS, END OF YEAR	380,081	288,450	302,894

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Cash paid during the year for interest	94,095	121,181	73,202
Cash paid during the year for income taxes	70,839	266,104	454,062
Property and equipment purchases in accounts payable	19,671	11,716	26,820
Acquisition of businesses:
Fair value of assets acquired		9,308	545,129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Luxottica Group S.p.A. and its subsidiaries (collectively “Luxottica Group” or the “Company”) operate in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution.

Through its manufacturing and wholesale distribution operations, Luxottica Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid to premium-priced prescription frames and sunglasses, and, with the acquisition of Oakley Inc. (“Oakley”) in November 2007, the Company, through various Oakley subsidiaries, is a designer, manufacturer, and worldwide distributor of performance optics products.

Through its retail operations, as of December 31, 2009, the Company owned and operated 5,682 retail locations worldwide (5,695 locations at December 31, 2008) and franchised an additional 535 locations (560 locations at December 31, 2008) principally through Luxottica Retail North America, Inc., Sunglass Hut Trading, LLC, OPSM Group Limited, and Oakley. The retail division of Oakley (“O” retail) consists of owned retail locations operating under various names including “O” stores which sell apparel and other Oakley branded merchandise in addition to performance sunglasses.

Luxottica Group’s net sales consist of direct sales of finished products manufactured under its own brand names or licensed brands to opticians and other independent retailers through its wholesale distribution channels and direct sales to consumers through its retail distribution segment.

Demand for the Company’s products, particularly the higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which the Company operates.

The retail division’s fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of the North America retail division for the 52-week period ended January 2, 2010, for the 53-week period ended January 3, 2009 and for the 52-week period ended December 29, 2007 respectively. In 2009, the fiscal year for the retail distribution divisions in Asia-Pacific (China, Hong Kong, Australia, New Zealand, Thailand, India and the Philippines) and South Africa included 53 weeks.

Principles of Consolidation and Basis of Presentation - The consolidated financial statements of Luxottica Group include the financial statements of the parent company and all wholly or majority-owned subsidiaries. The principles of the Accounting Standards Codification (“ASC”) No. 810, Consolidation are considered when determining whether an entity is subject to consolidation. During 2008, the Company acquired through one of its subsidiaries an additional 16 percent interest in an affiliated company in which it previously held a 50 percent interest. Until the time that the Company became the majority shareholder, this investment was accounted for under the equity method. During 2009 the Company acquired 40% of Multiopticas Internacional S.L., a company that owns over 390 eyewear stores operating under the GMO, Econoptics and SunPlanet retail brands in Chile, Peru, Ecuador and Colombia. This investment is accounted for under the equity method in the consolidated financial statements. Investments in other companies in which the Company has less than a 20 percent interest with no ability to exercise significant influence are carried at cost. All intercompany accounts and transactions are eliminated in consolidation. Luxottica Group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Company accounts for all business combinations in accordance with ASC No. 805, Business Combinations. Furthermore, the Company recognizes intangible assets apart from goodwill if they arise from contractual or legal rights or if they are separable from goodwill.

Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant judgment and estimates are required in the determination of the valuation allowances against receivables, inventories and deferred tax assets, calculation of pension and other long-term employee benefit accruals, legal and other accruals for contingent liabilities and the determination of impairment considerations for long-lived assets, among other items. Actual results could differ from those estimates.

Foreign Currency Translation and Transactions - Luxottica Group accounts for its foreign currency denominated transactions and foreign operations in accordance with ASC No. 830, Foreign Currency Matters. The financial statements of foreign subsidiaries are translated into Euro, which is the functional currency of the parent company and the reporting currency of the Company. Assets and liabilities of foreign subsidiaries, which use the local currency as their functional currency, are translated at year-end exchange rates. Results of operations are translated using the average exchange rates prevailing throughout the year. The resulting cumulative translation adjustments are recorded as a separate component of “Accumulated other comprehensive income (loss).”

Transactions in foreign currencies are recorded at the exchange rate in effect at the transaction date. Gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables during the year, are recognized in the consolidated statement of income in such year. Aggregate foreign exchange transaction gain/(loss), included in Other Expense - net, for the fiscal years 2009, 2008 and 2007 were Euro 8.6 million, Euro (0.3) million and Euro 15.2 million, respectively.

Cash and Cash Equivalents - Cash and cash equivalents includes cash on hand, demand deposits, highly liquid investments with an original maturity of three months or less, and amounts in-transit from banks for customer credit card and debit card transactions. Substantially all amounts in transit from the banks are converted to cash within four business days from the time of sale. Credit card and debit card transactions in transit were approximately Euro 27.5 million and Euro 16.7 million at December 31, 2009 and 2008, respectively.

Bank Overdrafts - Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit (see “Short Term Credit Facilities” included in Note 15 for further discussion of the short-term lines of credit) that the Company has obtained through local financial institutions. These facilities are usually short-term in nature or may contain provisions that allow them to renew automatically with a cancellation notice period. Certain subsidiaries’ agreements require a guarantee from Luxottica Group. Interest rates on these lines of credit vary and can be used to obtain various letters of credit when needed.

Inventories - Luxottica Group’s manufactured inventories, approximately 58.2 percent and 66.1 percent of total frame inventory for 2009 and 2008, respectively, are stated at the lower of cost, as determined under the weighted-average method, or market value. Retail inventories not manufactured by the Company or its subsidiaries are stated at the lower of cost as determined by the weighted-average cost method, or market value. Inventories are recorded net of allowances for estimated losses. This reserve is calculated using various factors including sales volume, historical shrink results and current trends.

Property, Plant and Equipment - Property, plant and equipment are stated at historical cost. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets as follows:

Estimated useful life

Buildings and building improvements	19 to 40 years
Machinery and equipment	3 to 12 years
Aircraft	25 years
Other equipment	5 to 8 years
Leasehold improvements	Lesser of 15 years or the remaining life of the lease

Maintenance and repair expenses are expensed as incurred. Upon the sale or disposition of property and equipment, the cost of the asset and the related accumulated depreciation and leasehold amortization are removed from the accounts and any resulting gain or loss is included in the consolidated statement of income.

Capitalized Leased Property - Capitalized leased assets are amortized using the straight-line method over the term of the lease, or in accordance with practices established for similar owned assets if ownership transfers to the Company at the end of the lease term.

Goodwill - Goodwill represents the excess of the purchase price over the value assigned to the net tangible and identifiable intangible assets acquired. The Company’s goodwill is tested annually for impairment as of December 31 of each year in accordance with ASC No. 350, Intangibles - Goodwill and Other. Additional impairment tests are performed if, for any reason, the Company believes that an event has occurred that may impair goodwill. Such tests are performed at the reporting unit level which consists of four units, Wholesale, Retail North America, Retail Asia-Pacific and Retail Other, as required by the provisions of ASC No. 350. For the fiscal years 2009, 2008 and 2007, the Company did not recognize any goodwill impairment charge.

Trade Names and Other Intangibles - In connection with various acquisitions, Luxottica Group has recorded as intangible assets certain trade names and other intangibles which the Company believes have a finite life. Trade names are amortized on a straight-line basis over periods ranging from 20 to 25 years (see Note 7). Other intangibles include, among other items, distributor networks, customer lists and contracts, franchise agreements and license agreements, and are amortized over the respective useful lives. All intangibles are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with ASC No. 350. Aggregate amortization expense of trade names and other intangibles for the fiscal years 2009, 2008 and 2007 was Euro 83.1 million, Euro 73.9 million and Euro 69.5 million, respectively.

Impairment of Long-Lived Assets - Luxottica Group’s long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, the Company measures impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the long-lived assets and their eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the long-lived assets, the Company records an impairment loss, if determined to be necessary. Such impairment loss is measured as the amount by which the carrying amount of the long-lived asset exceeds the fair value in accordance with ASC No. 360, Property, Plant & Equipment. The aggregate impairment loss on certain non-performing long-lived assets charged to the consolidated statements of income during fiscal years 2009, 2008 and 2007 was not material.

Store Opening and Closing Costs - Store opening costs are charged to operations as incurred in accordance with ASC No. 720, Other Expenses. The costs associated with closing stores or facilities are recorded at fair value as the related liabilities are incurred. Store closing costs charged to the consolidated statements of income during fiscal years 2009, 2008 and 2007 were not material.

Self Insurance - The Company is self insured for certain losses relating to workers’ compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company’s liability is estimated on an undiscounted basis using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years. As of December 31, 2009 and 2008, self insurance accruals were Euro 39.7 million and Euro 43.2 million, respectively.

Income Taxes - Income taxes are recorded in accordance with ASC No. 740, Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. Changes in valuation allowances from period to period are included in the tax provisions in the relevant period of change.

As of January 1, 2007, the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”), which is now included in ASC No. 740. FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. In addition, it provides additional requirements regarding measurement, de-recognition, disclosure, interest and penalties and classification. FIN 48 must be applied to all existing tax positions for all open tax periods as of the date of adoption (see Note 8 for a tabular reconciliation of uncertain tax positions). The cumulative effect of adoption of FIN 48 of Euro 8.1 million was recorded as a reduction to retained earnings on the date of adoption.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of income. Accrued interest and penalties are included within the related tax liability in the consolidated balance sheet.

Liability for Termination Indemnities - The reserve for employee termination indemnities of Italian companies was considered a defined benefit plan through December 31, 2006 and was accounted for accordingly. Effective January 1, 2007, the Italian employee termination indemnity system was reformed, and such indemnities are subsequently accounted for as a defined contribution plan. Termination indemnities in other countries are provided through payroll tax and other social contributions in accordance with local statutory requirements.

Revenue Recognition - Revenues include sales of merchandise (both wholesale and retail), insurance and administrative fees associated with the Company’s managed vision care business, eye exams and related professional services, and sales of merchandise to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues. Excluded from revenues and recorded net in expenses when applicable are amounts collected from customers and remitted to governmental authorities for taxes directly related to the revenue-producing transaction.

Revenue is recognized when it is realized or realizable and earned. Revenue is considered to be realized or realizable and earned when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured.

Manufacturing and wholesale distribution segment revenues are recognized from sales of products at the time of shipment, as title and the risks and rewards of ownership of the goods are assumed by the customer at such time. The products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition as all conditions of ASC No. 605, Revenue Recognition, are satisfied at the date of sale. Accordingly, the Company has recorded an accrual for the estimated amounts to be returned. This estimate is based on the Company’s right of return policies and practices along with historical data and sales trends. There are no other post-shipment obligations. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses.

Retail distribution segment revenues are recognized upon receipt by the customer at the retail location or, for internet and catalogue sales, when goods are shipped directly to the customer. In some countries, the Company allows retail customers to return goods for a period of time and, as such, the Company has recorded an accrual for the estimated amounts to be returned. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date. There are no other post-shipment obligations. As such, the right of return does not impact the timing of revenue recognition as all conditions of ASC No. 605, are satisfied at the date of sale. Additionally, the Retail Division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are likewise recognized as transactions occur in the Company’s retail locations and customers take receipt of products and services. Advance payments and deposits from customers are not recorded as revenues until the product is delivered. At December 31, 2009 and 2008 customer advances included in the consolidated balance sheet in “Accrued Expenses and Other” were Euro 31.1 million and Euro 23.0 million, respectively. Retail Division revenues also includes managed vision care revenues consisting of both fixed fee and fee for service managed vision care plans. For fixed fee plans, the plan sponsor pays the Company a monthly premium for each enrolled subscriber. Premium revenue is recognized as earned during the benefit coverage period. Premiums are generally billed in the month of benefit coverage. Any unearned premium revenue is deferred and recorded within accrued liabilities on the balance sheet. For fee for service plans, the plan sponsor pays the Company a fee to process its claims. Revenue is recognized as the services are rendered. This revenue is presented as third party administrative services revenue. For these programs, the plan sponsor is responsible for funding the cost of claims. Accruals are established for amounts due under these relationships based on an estimate of uncollectible.

The Company licenses to third parties the rights to certain intellectual property and other proprietary information and recognizes royalty revenues when earned.

Franchise revenues based on sales by franchisees (such as royalties) are accrued and recognized as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Company and when the related store begins operations. Allowances are established for amounts due under these relationships when they are determined to be uncollectible. Sales of ophthalmic products and other materials are recorded when the goods are shipped directly to franchisees net of appropriate allowances.

Revenues associated with our third-party franchisees and licensors at December 31, 2009, 2008 and 2007, consist of the following (in thousand of Euros):

	2009	2008	2007

Initiation fees	2,384	754	456
Royalties	14,652	14,712	16,949
Sales of frames and other materials	25,145	27,102	32,999
Other revenue	2,606	455	750
Total	44,787	43,023	51,154

The Wholesale and Retail Divisions may offer certain promotions during the year. Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer. Discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Total shipping costs in fiscal years 2009, 2008 and 2007 for the Wholesale and Retail divisions, associated with the sale of goods were Euro 14.5 million, Euro 14.2 million and Euro 8.3 million, respectively.

Managed Vision Care Underwriting and Expenses - The Company sells vision insurance plans which generally have a duration of up to five years. Based on its experience, the Company believes it can predict utilization and claims experience under these plans, including claims incurred but not yet reported (“IBNR”), with a high degree of confidence. These estimates of IBNR are based on past experience adjusted for current trends and changes to the contractual arrangements. The methods and assumptions are continually reviewed. Claims are recorded as they are incurred and certain other membership costs are amortized over the covered period. Corresponding administrative costs to process outstanding claims are estimated and accrued as incurred.

Advertising and Direct Response Marketing - Costs to develop and create newspaper, radio and other media advertising are expensed as incurred. Costs to develop and create television advertising are expensed the first time the airtime is used. The costs to communicate the advertising are expensed as the airtime or advertising space is used with the exception of certain direct response advertising programs. Costs for certain direct response advertising programs are capitalized if such direct response advertising costs are expected to result in future economic benefit and the primary purpose of the advertising is to elicit sales to customers who could be shown to have responded specifically to the advertising. Such costs related to the direct response advertising are amortized over the period during which the revenues are recognized, not to exceed 90 days. Generally, other direct response program costs that do not meet the capitalization criteria are expensed the first time the advertising occurs. Advertising expenses incurred during fiscal years 2009, 2008 and 2007 were Euro 312.1 million, Euro 339.3 million and Euro 348.2 million, respectively, and no significant amounts have been reported as assets.

The Company receives a reimbursement from its acquired franchisees for certain marketing costs. Operating expenses in the consolidated statements of income are net of amounts reimbursed by the franchisees calculated based on a percentage of their sales. The amounts received in fiscal years 2009, 2008 and 2007 for such reimbursement were Euro 14.4 million, Euro 15.1 million and Euro 16.8 million, respectively.

Earnings Per Share - Luxottica Group calculates basic and diluted earnings per share in accordance with ASC No. 260, Earnings per Share. Net income available to shareholders is the same for the basic and diluted earnings per share calculations for the years ended December 31, 2009, 2008 and 2007. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the period, except when the common stock equivalents are anti-dilutive or relate to performance share-based plans for which the performance measure has not been met. The following is a reconciliation from basic to diluted shares outstanding used in the calculation of earnings per share:

	2009	2008	2007

Weighted average shares outstanding - basic	457,270,491	456,563,502	455,184,797
Effect of dilutive stock options	672,127	1,153,542	3,345,812
Weighted average shares outstanding - dilutive	457,942,618	457,717,044	458,530,609
Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period or performance measures related to the awards have not yet been met	17,456,736	18,529,635	4,947,775

Stock-Based Compensation - Stock-based compensation represents the cost related to stock-based awards granted to employees. Stock-based compensation cost is measured at grant date based on the estimated fair value of the award and recognizes the cost on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. The fair value of stock options is estimated using a binomial lattice valuation technique. Deferred tax assets are recorded for awards that result in deductions on income tax returns, based on the amount of compensation cost recognized and the statutory tax rate in the jurisdiction in which the deduction will be received. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the income tax return are recorded in Additional Paid-In Capital (if the tax deduction exceeds the deferred tax asset) or in the consolidated statements of income (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

Derivative Financial Instruments - Derivative financial instruments are accounted for in accordance with ASC No. 815, Derivatives and Hedging.

ASC No. 815 requires that all derivatives, whether or not designed in hedging relationships, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income/(loss) (“OCI”) in the consolidated statements of shareholders’ equity and are recognized in the consolidated statements of income when the hedged item affects operations. The Company records hedge ineffectiveness as gains or losses in the consolidated statements of income in their respective measurement periods. The effect of these derivatives in the consolidated statements of income depends on the item hedged (for example, interest rate hedges are recorded in interest expense). For a derivative that does not qualify as a hedge, changes in fair value are recognized in the consolidated statements of income, under the caption “Other - net”.

Designated hedging instruments and hedged items qualify for hedge accounting only if there is a formal documentation of the hedging relationship at the inception of the hedge, the hedging relationship is expected to be highly effective and effectiveness is tested at the inception date and at least every three months.

Certain transactions and other future events, such as (i) the derivative no longer effectively offsetting changes to the cash flow of the hedged instrument, (ii) the expiration, termination or sale of the derivative, or (iii) any other reason of which the Company becomes aware that the derivative no longer qualifies as a cash flow hedge, would cause the balance remaining in other comprehensive income to be realized into earnings prospectively. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized into earnings as additional expense from other comprehensive income relating to these cash flow hedges in fiscal 2010 is approximately Euro 23.2 million, net of taxes.

Luxottica Group uses derivative financial instruments, principally interest rate and currency swap agreements, as part of its risk management policy to reduce its exposure to market risks from changes in interest and foreign exchange rates. Although it has not done so in the past, the Company may enter into other derivative financial instruments when it assesses that the risk can be hedged effectively.

Defined Benefit Pension Plans - The funded status of the Company’s defined benefit pension plans is recognized in the consolidated statements of income. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (“PBO”), which represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. The fair value of plan assets represents the current market value of cumulative company and participant contributions made to an irrevocable trust fund, held for the sole benefit of participants, which are invested by the trust fund. Overfunded plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as a prepaid pension asset equal to this excess. Underfunded plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as a retirement benefit obligation equal to this excess. The current portion of the retirement benefit obligations represents the actuarial present value of benefits payable in the next 12 months exceeding the fair value of plan assets, measured on a plan-by-plan basis.

Net periodic pension benefit cost/(income) is recorded in the consolidated statements of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs/(credits) and (gains)/losses previously recognized as a component of gains and (losses) not affecting retained earnings and amortization of the net transition asset remaining in accumulated gains and (losses) not affecting retained earnings. Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money associated with the passage of time. Certain events, such as changes in employee base, plan amendments and changes in actuarial assumptions, result in a change in the benefit obligation and the corresponding change in the gains and (losses) not affecting retained earnings. The result of these events is amortized as a component of net periodic cost/(income) over the service lives of the participants.

Fair Value - Effective January 1, 2008, the Company adopted ASC No. 820, Fair Value Measurements and Disclosures, and ASC No. 825, Financial Instruments. ASC No. 820 does not require new fair value measurements but clarifies the definition, method, and disclosure requirements of previously issued standards that address fair value measurements. ASC No. 820 establishes a definition of fair value (based on an exit price model), establishes a framework for measuring fair value, defines disclosures about fair value measurements and defines exceptions to the fair value model (for example, leases and lease transactions). The Company adopted ASC No. 820 (previously referred to as FASB Statements No.157 and No. 159 including amendments and interpretations) in two steps: effective January 1, 2008 for all financial instruments and non-financial instruments that are accounted for at fair value on a recurring basis, and effective January 1, 2009 for all other non-financial instruments (see Note 16). ASC No. 825 allows the Company to elect and record at fair value many financial assets and liabilities and certain other items with the change being recorded in earnings. This can be done on an instrument by instrument basis in most circumstances, is irrevocable after elected for that instrument and must be applied to the entire instrument. The adoption of both of these standards did not have a material effect on the consolidated financial statements. See Note 16.

Reclassifications - The presentation of certain prior year information has been reclassified to conform to the current presentation. In particular the Group made the following reclassifications:

1.    Euro 16.9 million have been reclassified from “Other long term liabilities” into “Other” within “Accrued expenses in current liabilities”;

2.    Euro 6.3 million have been reclassified from “Selling and Advertising” into “Cost of Sales”;

3.    Euro 30.6 million have been reclassified from “Selling and Advertising expenses” into “General and Administrative expenses”.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-6, Improving Disclosures About Fair Value Measurements, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The Company does not expect the adoption of ASU 2010-6 to have a material impact on the consolidated financial statements.

The FASB issued FASB ASC effective for financial statements issued after September 15, 2009. The ASC is an aggregation of previously issued guidance reorganized into subject areas. All other literature or guidance not included in the codification becomes “non-authoritative”. Upon adoption, the Company did not have non-authoritative adjustments. Subsequent revisions to the codification will be incorporated through Accounting Standards Updates (“ASU”).

In September 2009, the FASB issued ASU 2009-12 “Fair Value Measurements and Disclosures of (Topic 820) - Investments in Certain Entities that Calculate Net Asset Value per Share (or its equivalent)” which provides guidance on measuring fair value of certain alternative investments including proper disclosure. If the investment qualifies, the Company may use the net asset value as an estimate of its fair value. The Company adopted this standard in the fourth quarter of 2009 and the adoption did not have a material impact on the consolidated financial statements.

In August 2009, FASB issued ASU 2009-05 “Fair Value Measurements and Disclosures of (Topic 820) - Measuring Liabilities at Fair Value” which provides clarification for the fair value measurements of certain liabilities and acceptable techniques to do so. It also confirmed that certain of these techniques should be considered as Level 1 fair value measurements. The guidance is effective in the first reporting period beginning after issuance.

In December 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-17, which codifies SFAS No. 167, Amendment to FASB interpretation No. 46 (R), issued in June 2009. ASU 2009-17 requires a qualitative approach to identify a controlling financial interest in a variable interest entities (“VIE”), and requires ongoing assessment to whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. ASU 2009-17 is effective for annual reporting periods beginning after November 15, 2009. The Company does not expect the adoption of ASU 2009-17 to have a material impact on the consolidated financial statements.

In December 2008, the FASB issued ASC No. 715, Retirement Benefits Topic (formerly FSP 132(R)-1, Employer’s Disclosures About Postretirement Benefit Plan Assets), which requires enhanced disclosures on plan assets, including fair value measurements and categories of assets, investment policies and strategies, and disclosures on concentration of risks. The enhanced disclosures are provided in Note 10. The disclosure requirements are not required for earlier periods that are presented for comparative purposes.

In December 2007, an update was made to ASC No. 810, Consolidation, (formerly FASB Statement No. 160) establishing new accounting and reporting standards for noncontrolling interests (formerly known as “minority interests”) in a subsidiary and, when applicable, how to account for the deconsolidation of such subsidiary. The key differences include that non-controlling interests will be recorded as a component of equity, the consolidated income statements and statements of comprehensive income will be adjusted to include the non-controlling interest and certain disclosures have been updated. Beginning January 1, 2009, Luxottica applied the new guidance to its accounting for noncontrolling interests and its financial statement disclosures. The provisions of the new guidance have been applied to all periods presented in the accompanying consolidated financial statements.

2. RELATED PARTY TRANSACTIONS

Stock Incentive Plan - On September 14, 2004, the Company announced that its majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.àr.l.), a holding company of the Del Vecchio family, representing at that time 2.11 percent (or 9.6 million shares) of the Company’s authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the stock option plan vested upon the meeting of certain economic objectives as of June 30, 2006 and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. In 2009 and 2008, no options from this grant were exercised. In 2007, 400,000 options were exercised.

As of December 31, 2009, total receivables and payables from/to other related parties amounted to Euro 2.5 million and Euro 0.5 million, respectively (Euro 3.6 million and Euro 0.9 million as of December 31, 2008). The transactions related to the above receivables were immaterial in amount and/or significance to the Company.

3. INVENTORIES - NET

Inventories - net consisted of the following (thousands of Euro):

	2009	2008

Raw materials and packaging	112,760	112,693
Work in process	52,368	48,013
Finished goods	442,813	475,369
Less: Inventory obsolescence reserves	(81,393)	(65,088)
Total	526,548	570,987

4. SALE OF THINGS REMEMBERED NOTE

On September 29, 2006, the Company sold its Things Remembered (“TR”) specialty gifts retail business to a private equity consortium for net cash consideration of Euro 128.0 million (US$ 162.1 million including costs of US$ 5.3 million) and a promissory note (the “TR Note”) with a principal amount of Euro 20.6 million (US$ 26.1 million). During 2008, the Company sold the TR Note without recourse to an independent third party for approximately Euro 1.0 million. The loss on the sale of the note of Euro 22.8 million including Euro 0.4 million previously recorded in accumulated other comprehensive income (loss) was included in other expense, net in the consolidated statements of income.

5. ACQUISITIONS AND INVESTMENTS

Acquisitions and investments:

a) Oakley

On June 20, 2007, the Company and Oakley entered into a definitive merger agreement with the unanimous approval of the Boards of Directors of both companies. On November 14, 2007, the merger was consummated, the Company acquired all the outstanding common stock of Oakley which became a wholly-owned subsidiary of the Company and Oakley’s results of operations began to be included in the consolidated statements of income of the Company. The aggregate consideration paid by the Company to the former shareholders, option holders, and holders of other equity rights of Oakley was approximately Euro 1,425.6 million (US$ 2,091 million) in cash. In connection with the merger, the Company assumed approximately Euro 166.6 million (US$ 244.4 million) of outstanding indebtedness. The purchase price of Euro 1,441.5 million (US$ 2,111.2 million) including approximately Euro 15.9 million (US$ 20.1 million) of direct acquisition-related expenses was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The Company used various methods to calculate the fair value of the assets acquired and the liabilities assumed. The excess of purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying consolidated balance sheet. No portion of this goodwill is deductible for tax purposes. The acquisition of Oakley was made as a result of the Company’s strategy to strengthen its performance sunglass wholesale and retail businesses worldwide.

The purchase price allocation was finalized in 2008 resulting in no material changes to the final fair values allocated to inventories, intangible assets and accrued expenses from the purchase price allocation done in 2007. The main changes from the 2007 allocation related to the restructuring of a part of the Retail North America operations. The purchase price (including acquisition-related expenses) was allocated based upon the fair value of the assets acquired and liabilities assumed as follows (thousands of Euro):

Assets aquired
Cash and cash equivalents	62,310
Inventories	122,668
Property, plant and equipment	131,466
Deferred tax assets	43,425
Prepaid expenses and other current assets	10,850
Accounts receivable	104,740
Trade names and other intangible assets	538,469
Other assets	3,985

Liabilities assumed
Accounts payable	36,560
Accrued expenses and other current liabilities	93,586
Deferred tax liabilities	181,789
Outstanding borrowings on credit facilities	166,850
Other long term liabilities	25,904
Bank overdrafts	5,584

Fair value of net assets	507,640
Goodwill	933,813
Total purchase price	1,441,453

The following table sets forth the Company’s unaudited pro forma consolidated results of operations for 2007, assuming that the acquisition of Oakley was completed as of January 1, 2007 (in thousands of Euro except for earnings per share data):

2007
Net sales	5,539,000
Net income	470,363
Earnings per share
Basic	1.04
Diluted	1.04

Pro forma data may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor does it intend to be a projection of future results.

b) Other acquisitions

The following is a description of other acquisitions and investments. No pro forma financial information is presented, as these acquisitions were not material, individually or in aggregate, to the Company’s consolidated financial statements.

On July 16, 2009, the Company closed an agreement with Multiopticas Internacional S.L. (MOI), a company that owns over 390 eyewear stores operating under the GMO, Econoptics and SunPlanet retail brands in Chile, Peru, Ecuador and Colombia, pursuant to which Luxottica acquired a 40 percent participation in MOI. The total consideration paid for the acquisition of MOI was Euro 41.4 million. The purchase price was paid in two installments, each of them equal to 50 percent of the purchase price. The first installment was paid on the closing date on July 16, 2009, the second installment was paid in January 2010. Under the terms of the agreement, the Company has a call option for the remaining 60 percent of MOI. The call option will be exercisable by the Company between 2012 and 2014 at a price to be determined on the basis of MOI’s sales and EBITDA values at the time of the exercise. The difference between the carrying amount and the amount of underlying equity in net assets was Euro 32.5 million as of acquisition date and was mainly allocated to goodwill. There were no significant intangibles realized or other fair value adjustments associated with the acquisition.

On July 31, 2008, Sunglass Hut UK Ltd. (“SGH”), an indirect wholly-owned subsidiary of the Company, issued new shares of common stock and paid an aggregate of GBP 600,000 to the shareholders of Optika Holdings Limited (“OHL”) for all the outstanding shares of OHL. OHL through its subsidiaries operated a chain of ophthalmic retail locations throughout the UK and Ireland under the brand name “David Clulow”. The total consideration exchanged for the OHL acquisition was Euro 22.1 million (approximately GBP 17.5 million). OHL was a joint venture owned 50% by the Company and 50% by a third party. Upon the completion of this transaction the Company owns, directly and indirectly, approximately 66% of SGH and OHL (the “combined entity”). As a result of the acquisition the former shareholders of OHL received a minority stake of the combined entity of 34% and a put option to sell the shares to the Company, while the Company was granted a call option on the minority stake. The acquisition of the Company’s additional interest in OHL was accounted for as a business combination. The Company used various methods to calculate the fair value of the assets acquired and the liabilities assumed. The goodwill recorded in the consolidated financial statements as of December 31, 2008 totaled Euro 18.1 million. There were no significant intangibles realized or other fair value adjustments associated with the business combination.

In February 2007, the Company completed the acquisition of certain assets and assumed certain liabilities of D.O.C Optics Corporation and its affiliates, an optical retail business with approximately 100 stores located primarily in the Midwest United States of America for approximately Euro 83.7 million (US$ 110.2 million) in cash. The purchase price, including direct acquisition-related expenses, was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The goodwill recorded in the consolidated financial statements as of December 31, 2007 totaled Euro 70.4 million, of which Euro 64.9 million was deductible for tax purposes. The Company used various methods to calculate the fair value of the assets acquired and liabilities assumed. The final allocation of the purchase price among the assets and liabilities acquired and the amount of the goodwill was completed in 2008 resulting in no material differences from the purchase price allocation done in 2007. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in the United States of America.

During 2007, in compliance with the 2006 decision of the Supreme Court of India, the Company launched a public offering to acquire an additional 31 percent of the outstanding equity share capital of RayBan

Sun Optics India LTD (“RBSO”). Effective upon the entry of the shares tendered in the offer into the share register on June 26, 2007, the Company increased its ownership interest in RBSO to 70.5 percent. As of such date, RBSO was consolidated into the financial statements. The total cost of the shares acquired was approximately Euro 13 million (US$ 17.2 million). The Company recorded the acquisition as a “step-acquisition” and allocated the purchase price paid over the newly acquired proportional share of the fair value of RBSO assets and liabilities acquired. There were no substantial unrecognized intangibles, and as such, goodwill was recorded for the excess price paid over the net fair values of assets and liabilities of approximately Euro 9.1 million (US$ 12.3 million). During 2008, the Company made a delisting offer to the remaining public shareholders of RBSO pursuant to India’s delisting guidelines. Through this process the public shareholders tendered 4,335,713 shares for approximately Euro 9.1 million (US$ 13.4 million, including approximately US$ 0.5 million in transaction costs). As of December 31, 2008, the Company owned 88.2% of RBSO and the transaction increased goodwill by approximately Euro 5.0 million (US$ 7.8 million). During 2009, the Company increased its ownership in RBSO to 93.3% of the fully paid up equity share capital. The transaction increased goodwill by approximately Euro 1.2 million (US$ 1.6 million).

In March 2007, the Company announced that it had acquired two prominent specialty sun chains in South Africa, with a total of 65 stores. Luxottica Group’s total investment in the two transactions was approximately Euro 10 million. The Company used various methods to calculate the fair value of the assets acquired and liabilities assumed. The excess of the purchase price over net assets acquired (“goodwill”) was recorded in the accompanying consolidated balance sheet. All valuations were completed during 2008 with no material differences from the purchase price allocation done in 2007 which resulted in the recognition of goodwill of Euro 8.3 million as of the date of acquisition.

6. PROPERTY, PLANT AND EQUIPMENT - NET

Property, plant and equipment-net consisted of the following (thousands of Euro):

	2009	2008

Land and buildings, including leasehold improvements	766,150	755,254
Machinery and equipment	880,851	795,126
Aircraft	39,814	40,018
Other equipment	554,642	513,631
	2,241,457	2,104,029
Less: accumulated depreciation and amortization	1,092,541	933,331
Total	1,148,916	1,170,698

Depreciation and amortization expense relating to property, plant and equipment for the years ended December 31, 2009, 2008 and 2007 was Euro 202.8 million, Euro 191.0 million and Euro 163.3 million, respectively. Included in other equipment is approximately Euro 41.4 million and Euro 79.7 million of construction in progress as of December 31, 2009 and 2008, respectively. Construction in progress consists mainly of the opening, remodeling and relocation of stores and the construction of the new IT structure for the Group. Certain tangible assets are maintained in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

7. GOODWILL AND INTANGIBLE ASSETS - NET

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008, are as follows (thousands of Euro):

	Retail	Wholesale	Oakley	Total

Balance as of January 1, 2008	1,355,697	338,941	907,202	2,601,840
Acquisitions (a)	24,192	6,914		31,106
Adjustments on previous acquisitions (a)	241,238	695,787	(907,202)	29,823
Change in exchange rates (b)	6,629	25,376		32,005

Balance as of December 31, 2008	1,627,756	1,067,018		2,694,774
Acquisitions (a)	1,812	3,568		5,380
Adjustments on previous acquisitions (a)	(1,731)			(1,731)
Change in exchange rates (b)	36,872	(35,092)		1,780

Balance as of December 31, 2009	1,664,709	1,035,494		2,700,203

(a) Goodwill acquired in 2008 in the retail distribution segment mainly consists of the acquisition of OHL. Goodwill acquired in 2008 in the manufacturing and wholesale distribution segment mainly consists of the acquisition of the additional 17.7% of the net equity of the Indian subsidiary. The adjustments on previous acquisitions mainly refer to the finalization of the Oakley fair value analysis. Oakley goodwill was allocated to the manufacturing and wholesale distribution and retail segments in 2008.

(b) Certain goodwill balances are denominated in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

Intangible assets-net consist of the following (thousands of Euro):

	2009			2008
	Gross carrying	Accumulated		Gross carrying	Accumulated
	amount	depreciation	Total	amount	depreciation	Total

Tradenames and Trademarks (a)	1,330,309	(457,603)	872,706	1,318,737	(394,612)	924,125
Customer relation, contracts and list (b)	210,508	(34,390)	176,118	215,868	(20,206)	195,662
Distributor Network (b)	78,278	(18,004)	60,274	81,086	(15,179)	65,907
Franchise Agreements (b)	20,025	(4,760)	15,265	20,619	(3,870)	16,749
Other (c)	57,124	(24,713)	32,411	51,490	(19,903)	31,587
Total	1,696,244	(539,470)	1,156,774	1,687,800	(453,770)	1,234,030

(a) Trade names includes various trade names and trademarks acquired with the acquisitions of LensCrafters, Sunglass Hut International, OPSM, Cole and Oakley. Trade names are amortized on a straight-line basis over a period of 25 years (except for the Ray-Ban trade names, which are amortized over a period of 20 years), as the Company believes these trade names to be finite-lived assets. The weighted average amortization period is 24 years.

(b) Distributor network, customer relation contracts and lists, and franchise agreements were identifiable intangibles recorded in connection with the acquisition of Cole in 2004 and of Oakley in 2007. These assets have finite lives and are amortized on a straight-line basis or on an accelerated basis (projected diminishing cash flows) over periods ranging between 3 and 25 years. The weighted average amortization period is 20.6 years.

(c) Other identifiable intangibles have finite lives ranging between 3 and 17 years and are amortized on a straight line basis. The weighted average amortization period is 11.3 years. Most of these useful lives were determined based on the terms of license agreements and non-compete agreements.

Certain intangible assets are maintained in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

Amortization expense for 2009, 2008 and 2007 was Euro 83.1 million, Euro 73.9 million and Euro 69.6 million, respectively. Estimated annual amortization expense relating to identifiable assets is shown below (thousands of Euro):

Years ending December 31,

2010	83,593
2011	82,457
2012	80,445
2013	79,640
2014	74,907

8. INCOME TAXES

Income before provision for income taxes and the provision for income taxes consisted of the following (thousands of Euro):

	2009	2008	2007

Income before provision for income taxes
Italian companies	185,243	199,793	317,637
US companies	153,396	172,609	319,154
Other foreign companies	155,644	217,468	143,890

Total income before provision for income taxes	494,283	589,870	780,681

Provision for income taxes
Current
Italian companies	79,465	87,333	156,198
US companies	48,016	29,975	116,785
Other foreign companies	42,404	55,985	61,742
Total provision for current income taxes	169,886	173,293	334,725

Deferred
Italian companies	(10,570)	(7,757)	(47,736)
US companies	9,288	39,517	(10,592)
Other foreign companies	(1,187)	(10,396)	(2,896)
Total provision for deferred income taxes	(2,469)	21,364	(61,224)
Total taxes	167,416	194,657	273,501

The Italian statutory tax rate is the result of two components: national (“IRES”) and regional (“IRAP”) tax. IRAP could have a substantially different base for its computation than IRES.

Reconciliation between the Italian statutory tax rate and the effective tax rate is as follows:

	Year ended December 31,
	2009	2008	2007

Italian statutory tax rate	31.4%	31.4%	37.3%
Aggregate effect of different rates in foreign jurisdictions	(0.3)%	(1.7)%	(1.7)%
Aggregate effect of Italian restructuring			(5.3)%
Aggregate effect of change in tax law in Italy			2.1%
Effect of non-deductible stock-based compensation	0.1%	1.1%	1.1%
Aggregate other effects	2.7%	2.2%	1.5%
Effective rate	33.9%	33.0%	35.0%

The 2007 tax benefit of 5.3% relates to the business reorganization of certain Italian companies which results in the release of deferred tax liabilities and is partially offset by the increase of 2.1% in the 2007 tax charge due to the change in the Italian statutory tax rates which results in the reduction of deferred tax assets.

The deferred tax assets and liabilities as of December 31, 2009 and 2008, respectively, were comprised of (thousands of Euro):

	2009	2008

Deferred Income Tax Assets
Inventory	54,932	71,660
Insurance and other reserves	14,393	8,580
Right of return reserve	8,085	14,471
Net operating loss carryforwards	43,499	50,565
Occupancy reserves	17,979	19,630
Employee-related reserves (including pension liability)	73,748	72,974
Tradename	92,284	76,525
Deferred tax on derivatives	17,334	21,685
Other	34,134	54,819
Fixed assets	16,568	29,684
Total deferred income tax assets	372,957	420,593

Valuation Allowance	(21,500)	(24,048)

Net deferred tax assets	351,457	396,545

Deferred income tax liabilities
Tradename	(224,221)	(241,409)
Fixed assets	(51,489)	(32,919)
Other intangibles	(99,128)	(115,031)
Dividends	(10,813)	(13,316)
Other	(4,412)	(12,067)
Total deferred income tax liabilities	(390,062)	(414,742)

Net deferred income tax liabilities	(38,605)	(18,197)

Deferred income tax assets and liabilities have been classified in the consolidated financial statements as follows:

(Euro 000)	2009	2008
Deferred income tax assets - current	110,910	131,907
Deferred income tax assets - non current	97,437	83,447
Deferred income tax liabilities - current	(10,813)	—
Deferred income tax liabilities - non current	(236,140)	(233,551)
Net deferred income tax liabilities	(38,605)	(18,197)

On December 24, 2007, the Italian Government issued the Italian Finance Bill of 2008 (the “2008 Bill”). The 2008 Bill decreases the national tax rate (referred to as “IRES”) from 33% to 27.5%, and the regional tax rate (referred to as “IRAP”) from 4.25% to 3.9% . The effect of this change created an additional Euro 8 million of deferred tax expense in 2007.

The Company does not provide for an accrual for income taxes on undistributed earnings of its non Italian operations to the related Italian parent company that are intended to be permanently invested. It is not practicable to determine the amount of income tax liability that would result had such earnings actually been distributed. In connection with the 2009 earnings of certain subsidiaries, the Company has provided for an accrual for income taxes related to declared dividends of earnings.

At December 31, 2009, a US subsidiary of the Company had federal net operating loss carry-forwards (NOLs) of approximately Euro 94.2 million which may be used against income generated by certain subsidiary groups. Substantially all of the NOLs begin expiring in 2019. Approximately Euro 235.8 thousand and Euro 231.1 thousand of these NOLs were used in each of 2009 and 2008, respectively. The use of the NOL is limited due to restrictions imposed by US tax rules governing utilization of loss carry-forwards following changes in ownership. Approximately Euro 341.2 thousand of the net operating losses expired in 2009 and none expired in 2008. As of December 31, 2009, a US subsidiary of the Company had various state net operating loss carry-forwards (SNOLs), associated with individual states within the United States of America totaling approximately Euro 3.1 million. In 2009, approximately Euro 895.9 thousand of the SNOLs expired. The remaining SNOLs as of December 31, 2009, begin expiring in 2012. Due to the foreign operations of the US subsidiary, as of December 31, 2009, such US subsidiary of the Company has approximately Euro 4.8 million of non-US net operating losses and foreign tax credit carry-forwards, respectively. These foreign NOLs will begin to expire in 2012.

At December 31, 2009 other foreign subsidiaries of the Company located outside the US had NOLs of approximately Euro 66.8 million. These NOLs expires in different years between 2010 and 2014.

As of December 31, 2009 and 2008, the Company has recorded an aggregate valuation allowance of Euro 21.5 million and Euro 24.1 million, respectively, against deferred tax assets as it is more likely than not that the above deferred income tax assets will not be fully utilized in future periods. The amount of valuation allowance that would be allocated directly to capital in future periods, if reversed, is not material.

A reconciliation of the amount of unrecognized tax benefits is as follows (amounts in thousands of Euro):

Balance - January 1, 2008	56,591
Gross increase - tax positions in prior periods	4,910
Gross decrease - tax positions in prior periods	(9,356)
Gross increase - tax position in current periods	13,139
Settlements	(6,756)
Lapse of statute of limitations	(2,296)
Change in exchange rates	1,901

Balance - December 31, 2008	58,133

Gross increase - tax positions in prior periods	999
Gross decrease - tax positions in prior periods	(6,692)
Gross increase - tax position in current periods
Settlements	(2,685)
Lapse of statute of limitations	(1,261)
Change in exchange rates	(1,426)

Balance - December 31, 2009	47,068

Included in the balance of unrecognized tax benefits at December 31, 2009 and December 31, 2008, are Euro 29.7 million and Euro 39.1 million of tax benefits, respectively, that, if recognized, would affect the effective tax rate.

The Group reasonably expects a reduction in the liability for unrecognized tax benefits of approximately Euro 25.1 million within the next 12 months because of the expiration of statutes of limitations and settlements of tax audits.

The Group recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the uncertain tax benefits noted above, the Company’s accrual for penalties and interest during 2009 and 2008 was immaterial and, in total, as of December 31, 2009, the Company has recognized a liability for penalties of approximately Euro 2.5 million (Euro 3.6 million as of December 31, 2008) and interest expense of approximately Euro 8.7 million (Euro 7.5 million as of December 31, 2008).

The Group is subject to taxation in Italy and foreign jurisdictions of which only the US federal taxation is significant.

Italian companies’ taxes are subject to review pursuant to Italian law. As of December 31, 2009, tax years from 2004 through the most recent year were open for such review. As of December 31, 2009, no Italian companies were the subject of an Italian tax inspection.

The Group’s US federal tax years for 2005, 2006, 2007 and 2008 are subject to examination by the tax authorities and the Company is under examination for years 2007 and 2008.

9. LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,
(Euro 000)	2009	2008

Luxottica Group S.p.A. credit agreement with various financial institutions (a)	550,000	400,000
Senior unsecured guaranteed notes (b)	199,501	213,196
Credit agreement with various financial institutions (c)	751,765	1,001,403
Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (d)	4,180	4,314
Credit agreement with various financial institution for Oakley Acquisition (e)	1,064,052	1,185,482
Capital lease obligations, payable in installments through 2010	970	1,107
Total	2,570,469	2,805,502

Current maturities	166,279	286,213

Long-term debt	2,404,189	2,519,289

(a)          In September 2003, the Company acquired its ownership interest of OPSM for an aggregate of AUD 442.7 million (Euro 253.7 million), including acquisition expenses. The purchase price was paid for with the proceeds of a credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short-term lines available. The credit facility included a Euro 150 million term loan, which required repayment of equal semi-annual installments of principal of Euro 30 million starting on September 30, 2006 until the final maturity date. Interest accrued on the term loan at EURIBOR (as defined in the agreement) plus 0.55 percent. The revolving loan provided borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion could be borrowed and repaid until final maturity. Interest accrued on the revolving loan at EURIBOR (as defined in the agreement) plus 0.55 percent. The Company could select interest periods of one, two or three months. The final maturity of the credit facility was September 30, 2008, the credit facility was re-paid in full. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants during 2008, prior to the final maturity date.

In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million which decreased by Euro 30 million every six months starting on March 30, 2007. These swaps expired on September 30, 2008. The ineffectiveness of cash flow hedges was tested at the inception date and throughout the year. The results of the tests indicated that the cash flow hedges were highly effective prior to the swap expiration date of September 2008.

In December 2005, the Company entered into an unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L (LLC). The 18-month credit facility consisted of a revolving loan that provided borrowing availability of up to Euro 100.0 million. Amounts borrowed under the revolving portion could be borrowed and repaid until final maturity. The final maturity of the credit facility was June 1, 2007. The Company repaid the outstanding amount on the maturity date with the proceeds of a new unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L. The new 18-month credit facility consisted of a revolving loan that provided borrowing availability of up to Euro 100.0 million. Amounts borrowed under the revolving portion could be borrowed and repaid until final maturity. Interest accrued on the revolving loan at EURIBOR (as defined in the agreement) plus 0.25 percent. The Company could select interest periods of one, three or six months. The credit facility expired on December 3, 2008, and the credit facility was repaid in full.

In April 2008, the Company entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility is an 18-month revolving credit facility that provides borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility can be borrowed and repaid until final maturity. Interest accrued at EURIBOR plus 0.375 percent. The Company could select interest periods of one, three or six months. In June 2009, the Company renegotiated this credit facility. The new facility consists of a 2 year unsecured credit facility that is a revolving loan that provides borrowing availability of up to Euro 150.0 million. Amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. Interest accrues at EURIBOR plus 1.90 percent. The Company can select interest periods of one, three or six months. The final maturity of the credit facility is July 13, 2011. As of December 31, 2009 this facility was not used.

On May 29, 2008, the Company entered into a Euro 250.0 million revolving credit facility, guaranteed by its subsidiary, Luxottica US Holdings Corp. (US Holdings), with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. The credit facility will require repayment of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, and a repayment of Euro 40.0 million on the final maturity date. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement (1.267 percent as of December 31, 2009). As of December 31, 2009, Euro 250.0 million was borrowed under this credit facility.

In June and July 2009, the Company entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250.0 million with various banks (“Intesa Swaps”). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, starting on August 29, 2011. These Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.25 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately Euro (1.3) million, net of taxes, is included in other comprehensive income as of December 31, 2009. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2010 is approximately Euro (1.9) million, net of taxes.

On November 11, 2009, the Company entered into a Euro 300 million Term Facility Agreement, guaranteed by its subsidiaries US Holdings and Luxottica S.r.l., with Mediobanca - Banca di Credito Finanziario S.p.A., as agent, and Mediobanca - Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility is November 30, 2012. Interest will accrue at EURIBOR (as defined in the agreement) plus a margin between 1.75 percent and 3.00 percent based on the “Net Debt/EBITDA” ratio (2.98 percent as of December 31, 2009). As of December 31, 2009, Euro 300.0 million was borrowed under this credit facility.

(b)         On September 3, 2003, US Holdings closed a private placement of US$ 300 million (Euro 209.3 million at the exchange rate as of December 31, 2009) of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrued at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes matured on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual repayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., a wholly owned subsidiary. The Notes contain certain financial and operating covenants. US Holdings was in compliance with those covenants as of December 31, 2009. In December 2005, US Holdings terminated three interest rate swaps that coincided with the Notes and, as such, the final adjustment to the carrying amount of the hedged interest-bearing financial instruments is being amortized as an adjustment to the fixed-rate debt yield over the remaining life of the debt. The effective interest rate on the Series C Notes outstanding as December 31, 2009, is 5.44 percent for its remaining life. Amounts outstanding under these Notes were Euro 7.7 million and Euro 15.8 million as of December 31, 2009 and 2008, respectively.

On July 1, 2008, US Holdings closed a private placement of US$ 275 million senior unsecured guaranteed notes (the “2008 Notes”), issued in three series (Series A, Series B and Series C). The principal amounts of Series A, Series B and Series C Notes are US$ 20 million, US$ 127 million and US$ 128 million, respectively. Series A Notes mature on July 1, 2013, Series B Notes mature on July 1, 2015 and Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The proceeds from the 2008 Notes received on July 1, 2008, were used to repay a portion of the Bridge Loan Facility which was amended on July 1, 2008. In addition, US Holdings extended the amended Bridge Loan (see (e) below) of US$ 150 million for a further 18 months starting from July 1, 2008.

(c)          On June 3, 2004, as amended on March 10, 2006, the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and US$ 325 million. The five-year facility consists of three Tranches (Tranche A, Tranche B, Tranche C). The March 2006 amendment increased the available borrowings, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. On February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. On February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of US$ 325 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole. Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a Revolving Credit Facility of Euro 725 million-equivalent multi-currency (Euro/US Dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and US Dollar denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2009 was 0.634 percent for Tranche B and 0.829 percent on Tranche C amounts borrowed in Euro. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2009. Under this credit facility, Euro 751.8 million and Euro 1,001.4 million was borrowed as of December 31, 2009 and 2008, respectively.

In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks which will decrease by Euro 45 million every three months starting on June 3, 2007 (the “Club Deal Swaps”). These Club Deal Swaps expired on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges were highly effective.

During the third quarter of 2007, the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of US$ 325.0 million with various banks (“Tranche B Swaps”). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.616 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately US$ (12.8) million, net of taxes, is included in other comprehensive income as of December 31, 2009. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2010 is approximately US$ (8.5) million, net of taxes.

(d)         Other loans consist of several small credit agreements.

(e)          On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately US$ 2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007 the Company and US Holdings entered into two credit facilities with a group of banks providing for certain term loans and a bridge loan for an aggregate principal amount of US$ 2.0 billion. The term loan facility is a term loan of US$ 1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of US$ 1.0 billion, made available to US Holdings, and Facility E consists of a bullet term loan in an aggregate amount of US$ 500 million, made available to the Company. Each facility has a five-year term, with options to extend the maturity date on two occasions for one year each time. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on “Net Debt to EBITDA” ratio, as defined in the agreement (0.634 percent for Facility D and 0.604 percent for Facility E on December 31, 2009). On September 2008, the Company exercised an option included in the agreement to extend the maturity date of Facilities D and E to October 12, 2013. These credit facilities contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2009. US$ 1,450.0 million was borrowed under this credit facility as of December 31, 2009.

During the third quarter of 2007, the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of US$ 500.0 million with various banks (“Tranche E Swaps”). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately US$ (21.8) million, net of taxes, is included in other comprehensive income as of December 31, 2009. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these cash flow hedges in fiscal 2010 is approximately US$ (13.3) million, net of taxes.

During the fourth quarter of 2008 and the first quarter of 2009, US Holdings entered into 14 interest rate swap transactions with an aggregate initial notional amount of US$ 700.0 million with various banks (“Tranche D Swaps”).The last maturity of these swaps will be October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.42 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately US$ (8.0) million, net of taxes, is included in other comprehensive income as of December 31, 2009. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these hedges in fiscal 2010 is approximately US$ (8.7) million, net of taxes.

The short-term bridge loan facility was for an aggregate principal amount of US$ 500 million. Interest accrued on the short term bridge loan at LIBOR (as defined in the agreement) plus 0.15 percent. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, the Company and its subsidiary US Holdings entered into an amendment and transfer agreement to the US$ 500.0 million short-term bridge loan facility entered into to finance the Oakley acquisition. The terms of this amendment and transfer agreement, among other things, reduced the total facility amount from US$ 500.0 million to US$ 150.0 million, effective on July 1, 2008, and provided for a final maturity date that is 18 months from the effective date of the agreement. From July 1, 2008, interest accrued at LIBOR (as defined in the agreement) plus 0.60 percent. On November 27, 2009, the Company and its subsidiary, Luxottica US Holdings Corp., amended the US$ 150 million short-term bridge loan facility amended on April 29, 2008. The new terms, among other things, reduce the total facility amount from US$ 150 million to US$ 75 million, effective November 30, 2009, and provide for a two year final maturity date of November 30, 2011. The new terms also provide for the repayment of US$ 25 million on November 30, 2010 and the remaining principal at the final maturity date. From November 30, 2009, interest accrues at LIBOR (as defined in the agreement) plus 1.90 percent (2.157 percent as of December 31, 2009). Under this credit facility, US$ 75 million was borrowed as of December 31, 2009.

The fair value of the long term debt is approximately Euro 2.6 billion as of December 31, 2009. The fair value of the long term borrowings equals the net present value of the future flows, calculated using the current market rate available for similar debt facilities, adjusted to take into account the Company’s credit worthiness. The financial and operating covenants included in the above long term debt include the following:

1.               Consolidated Total Net Debt shall not be equal to or exceed 3.5 times the Consolidated EBITDA

2.               Consolidated EBITDA shall not be less than five times the Consolidated Net Finance Charges.

Total Net Debt, EBITDA and Net Financial charges are all defined terms of the various credit agreements. Long-term debt, including capital lease obligations, matures in the years subsequent to December 31, 2009 as follows (thousands of Euro):

Year ended December 31	2008

2010	166,279
2011	282,161
2012	799,398
2013	1,144,450
2014	256
Thereafter	177,925
Total	2,570,469

10. EMPLOYEE BENEFITS

Liability for Termination Indemnities

With regards to staff leaving indemnities (“TFR”), Italian law provides for severance payments to employees upon dismissal, resignation, retirement or other termination of employment. TFR, through December 31, 2006, was considered an unfunded defined benefit plan. Therefore, through December 31, 2006, the Company accounted for the defined benefit plan in accordance with EITF 88-1, “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan” which is now included in ASC No. 715, using the option to record the vested benefit obligation, which is the actuarial present value of the vested benefits to which the employee would be entitled if the employee retired, resigned or were terminated as of the date of the financial statements.

Effective January 1, 2007, the TFR system was reformed, and under the new law, employees are given the ability to choose where the TFR compensation is invested, whereas such compensation otherwise would be directed to the National Social Security Institute or Pension Funds. As a result, contributions under the reformed TFR system are accounted for as a defined contribution plan. The liability accrued until December 31, 2006 continues to be considered a defined benefit plan, therefore each year, the Company adjusts its accrual based upon headcount and inflation, excluding changes in compensation level.

There are also some termination indemnities in other countries which are provided through payroll tax and other social contributions in accordance with local statutory requirements. The related charges to earnings for the years ended December 31, 2009, 2008 and 2007 were Euro 17.7 million, Euro 17.9 million and Euro 15.4 million, respectively.

Qualified Pension Plans - During fiscal years 2009, 2008, and 2007, the Company continued to sponsor a qualified noncontributory defined benefit pension plan, the Luxottica Group Pension Plan (“Lux Plan”), which provides for the payment of benefits to eligible past and present employees of the Company upon retirement. Pension benefits are accrued based on length of service and annual compensation under a cash balance formula.

Nonqualified Pension Plans and Agreements - The Company also maintains a nonqualified, unfunded supplemental executive retirement plan (“SERP”) for participants of its qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

The Company sponsors for certain US entities a Supplemental Pension Plan. This plan is a nonqualified unfunded SERP for certain participants of certain US entities pension plan who were designated by the Board of Directors of those US entities on the recommendation of former chief executive officer of those US entities at such time. This plan provides benefits in excess of amounts permitted under the provisions of the prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

As required by ASC 715-30-35-62 (formerly FASB Statement No. 158), during fiscal 2008 the Company adopted a December 31 measurement date for the pension and SERP plans. In accordance with such standard, the Company elected to use prior year measurements to calculate the effect of adoption. As a result of this change in measurement date, the adjustment to retained earnings net of tax related to the pension and SERP plans was a decrease of Euro 2.9 million and Euro 0.2 million, respectively. The impact on accumulated other comprehensive income net of tax related to the pension and SERP plans was an increase of Euro 0.2 million and Euro 0.0 million, respectively.

The following tables provide key information pertaining to the Company’s pension plans and SERPs.

	Pension Plans		SERP
(Euro 000)	2009	2008	2009	2008

Change in benefit obligations:
Benefit obligation - beginning of period	313,520	266,786	12,015	10,095
Service cost	18,443	21,666	466	543
Interest cost	19,476	21,210	663	870
Actuarial (gain)/loss	1,952	55	(1,142)	92
Benefits paid	(9,526)	(11,111)	(366)	(294)
Translation difference	(9,850)	14,913	(338)	709
Benefit obligation - end of period	334,015	313,520	11,298	12,015

	Pension Plans		SERP
(Euro 000)	2009	2008	2009	2008

Change in plan assets:
Fair value of plan assets - beginning of period	184,379	226,575
Actual return on plan assets	38,994	(55,679)
Employer contribution	31,267	16,318	366	294
Benefits paid	(9,526)	(11,111)	(366)	(294)
Translation difference	(6,945)	8,275
Fair value of plan assets - end of period	238,168	184,379	0	0

Funded status	(95,846)	(129,141)	(11,298)	(12,015)

Amounts recognized in the consolidated balance sheets as of December 31, 2009 and 2008, consist of the following:

	Pension Plans		SERP
(Euro 000)	2009	2008	2009	2008

Liabilities:
Current liabilities		—	627	443
Noncurrent liabilities	95,846	129,141	10,671	11,572
Total accrued pension liabilities	95,846	129,141	11,298	12,015

Other comprehensive income:
Net loss	90,295	104,015	2,436	3,566
Prior service cost	174	217	1	5
Contributions after measurement date		—
Accumulated other comprehensive income	90,469	104,232	2,437	3,571

The accumulated benefit obligations for the pension plans and SERPs as of December 31, 2009, 2008 and September 30, 2007 were as follows (thousands of Euros):

	Pension Plans			SERP
	2009	2008	2007	2009	2008	2007

Accumulated benefit obligations	315,846	288,828	245,829	11,057	10,124	7,989

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

Net Periodic Benefit Cost:
Service cost	18,443	17,333	16,449	466	543	504
Interest cost	19,476	16,968	15,606	662	696	589
Expected return on plan assets	(20,060)	(17,256)	(16,703)
Amortization of actuarial loss	2,411	1,174	2,640	169	342	413
Amortization of prior service cost	54	52	547	4	(9)	9

Net periodic benefit cost	20,324	18,271	18,539	1,301	1,572	1,515

Adjustment due to change in measurement date		4,568			397

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
Net loss (gain)	(16,983)	77,303	(9,191)	(1,142)	92	1,871
Prior service cost
Amortization of actuarial loss	(2,411)	(1,467)	(2,640)	(169)	(427)	(413)
Amortization of prior service cost	(54)	(64)	(547)	(4)	(11)	(9)

Total recognized in other comprehensive income	(19,448)	75,772	(12,378)	(1,315)	(346)	1,449

TOTAL	876	98,611	6,161	(14)	1,623	2,964

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year are Euro 3.0 million and Euro 0.0 million, respectively. The estimated net loss and prior service cost for the SERPs that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year are Euro 0.1 million and Euro 0.0 million, respectively.

	Pension Plans		SERP
Assumptions	2009	2008	2009	2008

Weighted-average assumption used to determine benefit obligations:
Discount rate	6.15%	6.30%	6.15%	6.30%
Rate of compensation increase	4%/3%/1%	6%/5%/4%	4%/3%/1%	6%/5%/4%

Weighted-average assumption used to determine net periodic benefit cost for years ended December 31, 2009 and 2008:
Discount rate	6.15%	6.50%	6.15%	6.50%
Expected long-term return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase	6%/5%/4%	6%/5%/4%	6%/5%/4%	6%/5%/4%
Mortality table	RP-2000	RP-2000	RP-2000	RP-2000

The Company’s assumed discount rate is developed using a third party yield curve derived from non-callable bonds of at least an Aa rating by Moody’s Investors Service or at least an AA rating by Standard & Poor’s. Each bond issue is required to have at least US$ 250 million par outstanding. The yield curve compares the future expected benefit payments of the Lux Plan to these bond yields to determine an equivalent discount rate.

The Company uses an assumption for salary increases based on a graduated approach of historical experience. The Company’s experience shows salary increases that typically vary by age.

Our actuaries use the RP-2000 Mortality Table, which includes death rates for each age, in estimating the amount of pension benefits that will become payable.

For 2009, the Company’s long-term rate of return assumption on the pension plan’s assets was 8.00%. In developing this assumption, the Company used a variety of analysis tools. The Company analyzed historical rates of return for each asset category over various periods of time. In addition, the Company considered input from its third-party pension asset managers, investment consultants, and plan actuaries, including their review of asset class return expectations and long-term inflation assumptions. The resulting assumption was also benchmarked against the assumptions used by other US corporations as reflected in several surveys.

Plan Assets - The Lux Plan’s investment policy is to invest plan assets in a manner to ensure over a long-term investment horizon that the Lux Plan is adequately funded; maximize investment return within reasonable and prudent levels of risk; and maintain sufficient liquidity to make timely benefit and administrative expense payments. This investment policy was developed to provide the framework within which the fiduciary’s investment decisions are made, establish standards to measure the investment manager’s and investment consultant’s performance, outline the roles and responsibilities of the various parties involved, and describe the ongoing review process. The investment policy identifies target asset allocations for the plan’s assets at 40% Large Cap US Equity, 10% Small Cap US Equity, 15% International Equity, and 35% Fixed Income Securities, but an allowance is provided for a range of allocations to these categories as described in the table below.

	Asset Class as a Percent of Total Assets
Asset category	Total Assets	Maximum

Large Cap US Equity	37%	43%
Small Cap US Equity	8%	12%
International Equity	13%	17%
Debt Securities	32%	38%
Cash and Equivalents	0%	5%

The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to, and benefit payments from, the pension plan trusts. The Lux Plan’s investment policy intends that any divergence from the targeted allocations should be of a short duration, but the appropriate duration of the divergence will be determined by the Investment Subcommittee of the Luxottica Group Employee Retirement Income Security Act of 1974 (“ERISA”) Plans Compliance and Investment Committee with the advice of investment managers and/or investment consultants based on current market conditions. During 2009, the Committee reviewed the Lux Plan’s asset allocation monthly and if the allocation was not within the above ranges, the Committee re-balanced the allocations based on current market conditions.

Plan assets are invested in diversified portfolios consisting of an array of asset classes within the above target allocations and using a combination of active strategies. Active strategies employ multiple investment management firms. Risk is controlled through diversification among asset classes, managers, styles, market capitalization (equity investments), and individual securities. Certain transactions and securities are not authorized to be conducted or held in the pension trusts, such as ownership of real estate other than real estate investment trusts, commodity contracts, and American Depositary Receipts (“ADRs”) or common stock of the Company. Risk is further controlled both at the asset class and manager level by assigning benchmarks and excess return targets. The investment managers are monitored on an ongoing basis to evaluate performance against the established market benchmarks and return targets.

The defined benefit pension plans have an investment policy that was developed to serve as a management tool to provide the framework within which the fiduciary’s investment decisions are made, establish standards to measure investment manager’s performance, outline the roles and responsibilities of the various parties involved, and describe the ongoing review process.

Quoted market prices are used to measure the fair value of plan assets, when available. Plan assets classified as Level 2 measurements use net asset value of the fund to measure fair value. For these measurements, the inputs utilized by the fund manager to derive net asset value are observable and no significant adjustments to net asset value were necessary. Plan assets classified as Level 3 measurements use other non-observable inputs. The Plan’s investment in these funds is expressed as a percentage of the fund’s capital. The fair values of the Company’s pension plan assets at December 31, 2009 by asset category are as follows (amounts in thousands of US$):

	Fair Value Measurements at December 31, 2009
		Quoted Prices in Active	Significant	Significant
		Markets for Identical	Observable Inputs	Unobservable
Asset category	Total	Assets (Level 1)	(Level 2)	Inputs (Level 3)
Equity Securities:
US large cap growth	44,361	44,361	—	—
US large cap value	41,910	41,910	—	—

Investment Funds:
US Small Cap Mutual Fund (a)	21,613	21,613	—	—
International Collective Trust (b)	30,724	—	30,724	—
Fixed Income Mutual Fund (c)	81,274	81,274	—	—
Money Market Funds (d)	18,188		18,188	—
Limited Partnerships (e)	98	—	—	98
Total	238,168	189,158	48,912	98

(a)   This category comprises a small cap US equity exchange-traded fund not actively managed that tracks the Russell 2000 Stock Index.

(b)   This category comprises investment in an equity fund that invests in international core, large, and mid cap stocks with no more than 35% of the fund invested in emerging markets.

(c)   This category comprises investment in a fixed income fund that invests in a diversified portfolio of fixed income instruments such as US Treasuries, TIPS, investment grade corporate bonds, mortgage backed securities, and investment grade corporate securities.

(d)   This category comprises investments in money market funds with an amortized net asset value of $1.00 per share.

(e)   This category includes two limited partnerships that invest in securities which are not publicly traded. A reconciliation of the beginning and ending balance for plan assets classified as Level 3 measurements follows (amounts in thousands of Euros):

Fair Value Measurement Using Significant Unobservable Inputs (Level 3)
Partnerships
Beginning balance at December 31, 2008	166
Actual return on plan assets:
Relating to assets still held at the reporting date	(65)
Relating to assets sold during the period	—
Purchases, sales, and settlements	—
Transfers in and/or out of Level 3	—
Translation difference	(3)
Ending balance at December 31, 2009	98

Benefit Payments - The following estimated future benefit payments, which reflect expected future service, are expected to be paid in the years indicated (thousands of Euros):

Year ending December 31	Pension Plans	Supplemental Plans
2010	11,001	627
2011	12,173	627
2012	14,145	1,003
2013	16,498	1,244
2014	18,694	961
2015-2019	136,840	7,024

Contributions - The Company expects to contribute Euro 27.0 million to its pension plan and Euro 0.6 million to the SERP in 2010.

Other Benefits - The Company provides certain postemployment medical, disability, and life insurance benefits. The Company’s accrued liability related to this obligation as of December 31, 2009 and 2008, was Euro 1.4 million and Euro 1.6 million, respectively, and is included in “other long term liabilities” on the consolidated balance sheets.

The Company sponsors a tax incentive savings plan covering all full-time employees. The Company makes quarterly contributions in cash to the plan based on a percentage of employees’ contributions. Additionally, the Company may make an annual discretionary contribution to the plan, which may be made in the parent company’s ADRs or cash. Aggregate contributions made to the tax incentive savings plan by the Company were Euro 0.0 million and Euro 8.8 million for fiscal 2009 and 2008, respectively. For fiscal 2009 and 2008, these contributions did not include a discretionary match.

Upon the acquisition of Oakley, effective November 14, 2007, the Company also sponsors a tax incentive savings plan for all United States Oakley associates with at least six months of service. This plan is funded by employee contributions with the Company matching a portion of the employee contribution. Company contributions to the plan for fiscal 2009 and 2008 were Euro 1.3 million and Euro 1.2 million, respectively. The Company sponsors the following additional benefit plans, which cover certain present and past employees of certain US entities:

•                  certain US entities provide, under individual agreements, postemployment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of December 31, 2009 and 2008, the accrued liability, related to these benefits, was Euro 0.6 million and Euro 0.7 million, respectively, and is included in “other long term liabilities” on the consolidated balance sheet.

•                  certain US entities established and maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant’s account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability of Euro 0.9 million and Euro 1.0 million at December 31, 2009 and 2008, respectively, is included in “other long term liabilities” on the consolidated balance sheets.

Other Defined Contribution Plan - The Company continues to participate in superannuation plans in Australia and Hong Kong. The plans provide benefits on a defined contribution basis for employees on retirement, resignation, disability or death. Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund. Contributions are accrued based on legislated rates and annual compensation.

Certain employees of the Company located outside the United States are covered by state sponsored postemployment benefit plans. These plans are generally funded in conformity with the applicable local government regulations and amounts are expensed as contributions accrue. The aggregate liability to the Company for these foreign postemployment benefit plans as of December 31, 2009 and 2008, was immaterial.

Health Benefit Plans - The Company partially subsidizes health care benefits for US eligible retirees. Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65. Benefits are discontinued at age 65. During 2009, the Company provided for a one-time special election of early retirement to certain associates age 50 or older with 5 or more years of service. Benefits for this group are also discontinued at age 65 and the resulting special termination benefit is immaterial.

As of the Cole acquisition date, the Company assumed a liability for a postretirement benefit plan maintained by Cole in connection with its acquisition of Pearle in 1996. This plan was closed to new participants at the time of Cole’s acquisition of Pearle. Under this plan, the eligible former employees are provided life insurance and certain health care benefits, which are partially subsidized by Cole. Medical benefits under this plan can be maintained past age 65. Effective January 1, 2008, the Cole postretirement benefit plan was merged into the Luxottica Group Postretirement Medical Benefits Program (“Lux Postretirement Plan”). The projected benefit obligation transferred on such date was Euro 2.2 million. Upon the merger, there were no changes to provisions of the Lux Postretirement Plan.

Amounts recognized in the consolidated balance sheets as of December 31, 2009 and 2008, consist of the following (thousands of Euros):

	2009	2008

Liabilities:
Current liabilities	223	157
Noncurrent liabilities	3,259	2,773
Total accrued postretirement liabilities	3,482	2,930

Amounts recognized in accumulated OCI are immaterial.

Benefit Payments - The following estimated future benefit payments for the health benefit plans, which reflect expected future service, are estimated to be paid in the years indicated (thousands of Euros):

Year ending December 31

2010	223
2011	252
2012	276
2013	274
2014	288
2015-2019	1,520

Contributions - The expected contributions for 2010 are expected to be immaterial for both the Company and aggregate employee participants.

For 2009, a 10.5% (11.0% for 2008) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5% for 2020 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1% increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.15% at December 31, 2009 and 6.3% at December 31, 2008.

The weighted-average discount rate used in determining the net periodic benefit cost for 2009 and 2008, was 6.3%, and 6.5%, respectively.

11. STOCK OPTION AND INCENTIVE PLANS

Stock Option Plan

Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company’s stock option plans (the “plans”). The aggregate number of shares permitted to be granted under these plans to the employees is 24,714,600. The Company believes that the granting of options to these key employees strengthens their loyalty and recognizes their contribution to the Group’s success. These options become exercisable in either three equal annual installments, two equal annual installments in the second and third years of the three-year vesting period or 100 percent vesting on the third anniversary of the date of grant. Certain options may contain accelerated vesting terms if there is a change in ownership (as defined in the plans).

On May 7, 2009, the Board of Directors authorized the reassignment of new options to employees who were then beneficiaries of the Company’s 2006 and 2007 ordinary plans, which, considering market conditions and the financial crisis, had an exercise price that was undermining the performance incentives that typically form the foundation of these plans. The new options’ exercise price was consistent with the market values of Luxottica shares being equal to the greater of the stock price on the grant date of the new options or the previous 30 day average. In connection with the reassignment of options, the employees who surrendered their options, received new options to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held for a total amount of 2,885,000 options. For the new options assigned to the US beneficiaries of the 2006 and 2007 plans, the Company recognized an incremental fair value per share of Euro 2.16 and Euro 2.20 respectively. For the new options assigned to the non-US beneficiaries of the 2006 and 2007 plans, the Company recognized an incremental fair value per share of Euro 2.68 and Euro 2.77 respectively.

The Company adopted, ASC 718, Stock Compensation (formerly SFAS No. 123(R), Share-Based Payment) as of January 1, 2006, and at such point began expensing stock options over their requisite service period based on their fair value as of the date of grant. For the years ended December 31, 2009, 2008 and 2007, Euro 8.5 million, Euro 7.5 million and Euro 7.8 million, respectively, of compensation expense has been recorded for these plans.

A summary of option activity under the plans as of December 31, 2009, and changes during the year then ended is as follows:

	Number	Weighted average	Weighted average
	of options	exercise price	remaining	Aggregate
	outstanding	in Euro	contractual term	intrinsic value

Outstanding as of December 31, 2008	10,161,000	13.89
Granted	3,935,000	14.04
Forfeitures	(279,200)	17.75
Modifications	(2,885,000)	23.12
Exercised	(943,150)	11.41
Outstanding as of December 31, 2009	9,988,650	14.99	5.80	32,852

Exercisable as of December 31, 2009	4,015,650	14.15	2.84	16,725

The weighted-average fair value of grant-date fair value options granted during the years 2009, 2008 and 2007 was Euro 5.01, Euro 5.02 and Euro 6.03, respectively.

The fair value of the stock options granted was estimated at the date of grant using a binomial lattice model. The following table presents the weighted-average assumptions used in the valuation and the resulting weighted average fair value per option granted:

	2009	2009	2009	2009	2008	2007
			Reassignment	Reassignment of
			of the 2006/2007	the 2006/2007
	Ordinary plan	Ordinary plan	ordinary plans	ordinary plans
	for employees	for employees	for employees	for employees
	not domiciled	domiciled	domiciled	not domiciled	Ordinary	Ordinary
	in the USA	in the USA	in the USA	in the USA	plan	plan

Dividend yield	1.43%	1.43%	1.43%	1.43%	1.65%	1.43%
Risk-free interest rate	2.66%	2.66%	2.90%	2.66%	3.63%	3.91%
Expected option life (years)	5.65	5.65	5.25	5.65	6.27	5.70
Expected volatility	35.59%	35.59%	36.14%	35.59%	26.93%	23.70%

Expected volatilities are based on implied volatilities from traded share options on the Company’s stock, historical volatility of the Company’s share price, and other factors. The expected option life is based on the historical exercise experience for the Company based upon the date of grant and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the US Federal Treasury or European government bond yield curve, as appropriate, in effect at the time of grant.

As of December 31, 2009 there was Euro 13.6 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements; that cost is expected to be recognized over a period of 1.95 years.

Stock Performance Plans

In October 2004, under a Company performance plan, the Company granted options to acquire an aggregate of 1,000,000 shares of the Company to certain employees of the North American Luxottica Retail Division which vested and became exercisable on January 31, 2007 as certain financial performance measures were met over the period ending December 2006. For the years ended December 31, 2009, 2008 and 2007 Euro 0.0 million, Euro 0.0 million and Euro 0.2 million, respectively, of compensation expense has been recorded for this plan.

In September 2004, the Company’s Chairman and majority shareholder, Mr. Leonardo Del Vecchio, allocated shares held through La Leonardo Finanziaria S.r.l., an Italian holding company of the Del Vecchio family, representing, at that time, 2.11 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for top management of the Company at an exercise price of Euro 13.67 per share. The stock options to be issued under the stock option plan vested upon meeting certain economic objectives in June 2006.

In July 2006, under a Company performance plan, the Company granted options to acquire an aggregate of 13,000,000 shares of the Company to certain top management positions throughout the Company which vest and become exercisable as certain financial performance measures are met. On May 7, 2009, the Board of Directors authorized the reassignment of new options to employees who were then beneficiaries of the above Company performance plan, which, considering market conditions and the financial crisis, had an exercise price that was undermining the performance incentives that typically form the foundation of these plans. The new options’ exercise price was consistent with the market values of Luxottica shares, being equal to the greater of the stock price on the grant date of the new options or the previous 30 day average. In connection with the reassignment of options the employees who surrendered their options, received new options to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held pursuant to the above-mentioned grant, reduced by 50%, for a total amount of 5,700,000 options. Upon vesting, the employee will be able to exercise such options until they expire in 2018. Currently it is expected that these performance conditions will be met. If these performance measures are not expected to be met, no additional compensation costs will be recognized and previous compensation costs recognized will be reversed. For the years ended December 31, 2009, 2008 and 2007, Euro 3.4 million, Euro 3.0 million and Euro 34.1 million, respectively, of compensation expense has been recorded for these plans.

There were no performance grants issued in 2007. The weighted average grant-date fair value of options granted during the year 2009 was Euro 5.07.

In May 2008, a Performance Shares Plan for top managers within the Group as identified by the Board of Directors of the Group (the “Board”) (the “2008 PSP”) was adopted. The 2008 PSP is intended to strengthen the loyalty of the Group’s key employees and to recognize their contribution to the Group’s success on a medium-to long-term basis. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration, at the end of the three-year vesting period, and subject to achievement of certain financial target as defined by the Board. The 2008 PSP has a term of five years, during which time the Board may resolve to issue different grants to the 2008 PSP’s beneficiaries. The 2008 PSP covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares. On May 13, 2008, the Board granted 1,003,000 rights to receive ordinary shares. The rights can be increased up to 1,203,600 provided that at the end of the three year period (2008/2010) the performance targets as defined by the plan will be achieved. Management believes that, based on the current estimates, the Group performance targets as defined by the plan will not be achieved. Accordingly, no compensation expense has been recorded in 2009 and 2008 for this plan.

Pursuant to the PSP plan adopted in 2008, on May 7, 2009, the Board of Directors granted certain of our key employees 1,435,000 rights to receive ordinary shares (“PSP 2009”). The rights can be increased up to 1,793,750 provided that at the end of the three year period (2009/2011), the performance targets as defined by the plan will be achieved. For the year ended December 31, 2009, Euro 4.4 million of compensation expense has been recorded for this plan.

The fair value of the 2009 and 2008 grants were Euro 14.22 and 17.67 respectively.

A summary of option activity under the performance plans as of December 31, 2009, and changes during the year then ended are as follows:

	Number	Weighted average	Weighted average
	of options	exercise price	remaining	Aggregate
	outstanding	in Euro	contractual term	intrinsic value

Outstanding as of December 31, 2008	23,753,600	17.10
Granted	7,135,000	11.08
Forfeitures	(478,000)	18.49
Modifications	(11,400,000)	21.28
Exercised	(75,000)	13.33
Outstanding as of December 31, 2009	18,935,600	12.30	5.49	113,689

Exercisable as of December 31, 2009	9,575,000	13.66	4.56	42,920

The fair value of the stock options granted was estimated at the date of grant using a binomial lattice model. The following table presents the weighted - average assumptions used in the valuation and the resulting weighted average fair value per option granted:

	2009			2008	2007
	Reassignment	Reassignment
	of the STR 2006	of the STR 2006
	plan employees	plan employees
	domiciled in the	not domiciled in
	USA	the USA	PSP	PSP

Dividend yield	1.43%	1.43%	1.43%	1.65%	—
Risk-free interest rate	2.90%	2.66%			—
Expected option life (years)	5.65	5.65	3.00	2.1	—
Expected volatility	35.52%	35.59%	43.03%		—

As of December 31, 2009 there was Euro 33.3 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements; that cost is expected to be recognized over a period of 3.01 years.

Cash received from option exercises under all share-based arrangements and actual tax benefits realized for the tax deductions from option exercises are disclosed in the consolidated statements of shareholders’ equity.

12. SHAREHOLDERS’ EQUITY

In October 2009 and May 2008, the Company’s Shareholders Meetings approved cash dividends of Euro 100.8 million and 223.6 million, respectively. These amounts became payable in November 2009 and May 2008, respectively. Italian law requires that five percent of net income be retained as a legal reserve until this reserve is equal to one-fifth of the issued share capital. As such, this legal reserve is not available for dividends to the shareholders. Legal reserves of the Italian entities included in retained earnings were Euro 5.6 million and Euro 5.6 million at December 31, 2009 and 2008, respectively.

Luxottica Group’s legal reserve roll-forward for fiscal period 2007-2009 is detailed as follows (thousands of Euro):

January 1, 2007	5,513
Increase in fiscal year 2007	23
December 31, 2007	5,536
Increase in fiscal year 2008	18
December 31, 2008	5,554
Increase in fiscal year 2009	7
December 31, 2009	5,561

Previously the Board of Directors authorized US Holdings to repurchase through the open market up to 21,500,000 ADRs of Luxottica Group S.p.A., representing at that time approximately 4.7 percent of the authorized and issued share capital. As of December 31, 2004, both repurchase programs expired and US Holdings purchased 6,434,786 ADRs (1,911,700 in 2002 and 4,523,786 in 2003) at an aggregate purchase price of Euro 70.0 million (US$ 73.8 million translated at the exchange rate at the time of the transactions).

On November 13, 2009, the share buyback program approved at the stockholders’ meeting on May 13, 2008 expired. The 2008 program provided for the buyback of a maximum of 18,500,000 of the Company’s ordinary shares for a period of 18 months. Under the 2008 program, launched on September 21, 2009, the Company purchased an aggregate amount of 1,325,916 ordinary shares on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) at an average unit price of Euro 17.13, for an aggregate amount of Euro 22,714,251.

On November 13, 2009, the Company announced the launch on November 16, 2009 of the new share buy-back program approved at the stockholders’ meeting on October 29, 2009, which, like the 2008 program, is intended to provide the Company with treasury shares to efficiently manage its share capital and to implement its Performance Shares Plan. The 2009 program provides for the buyback of a maximum of 18,500,000 of the Company’s ordinary shares. Under the 2009 program the Company purchased an aggregate amount of 1,352,154 ordinary shares on the MTA at an average unit price of Euro 17.13, for an aggregate amount of Euro 23,166,430.

In parallel with the purchases of shares by the Company, Arnette Optic Illusions, Inc. (“Arnette”) sold on the MTA 2,764,824 Luxottica Group shares at an average unit price of Euro 17.25, for an aggregate amount of Euro 47,683,618. Arnette intends to sell the remaining 3,669,962 Luxottica Group shares it still owned as of December 31, 2009.

The shares still owned by Arnette and by the Company are classified as treasury shares in the Company’s consolidated financial statements. The market value of these shares based on the share price as listed on the Milan Stock Exchange at December 31, 2009, is approximately Euro 115.1 million.

13. SEGMENTS AND RELATED INFORMATION

In accordance with ASC 280, Segment Reporting, the Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, mainly consisting of LensCrafters, Sunglass Hut, Pearle Vision, Oakley and OPSM.

Following several changes over recent years within Luxottica Group’s organizational structure described below, management has decided, beginning in 2009, to use a different methodology to review the results of each segment for performance evaluation purposes. In particular, the most significant changes included:

•                  the recent integration of Oakley has increased significantly the volume of inter-company transactions from the Manufacturing and Wholesale to the Retail segment, but has diminished the significance of those transactions for evaluating the performance of the Manufacturing and Wholesale segment;

•                  the increased use of full profitability measures (i.e. adding manufacturing profit to the retail profit) when making decisions regarding product and brand allocation within the Retail Distribution segment.

Therefore it is the opinion of management that, for 2009, the prior method for reporting disaggregated information by business segment is no longer fully aligned with the current method used to review the information. Accordingly, in 2009 and in compliance with ASC 280 requirements, the Segment Reporting information has changed as described below. Segment information related to prior periods presented have been restated in accordance to the new methodology.

Net sales and income from operations for each reporting segment is calculated as follows:

1.               Manufacturing and Wholesale Distribution:

•                  Net Sales includes sales to third-party customers only; inter-company sales to the Retail Distribution segment will not be included;

•                  Therefore, Income from Operations is related to net sales to third-party customers only; the so-called “manufacturing profit” generated on the inter-company sales to the Retail Distribution segment will not be included in this segment;

2.               Retail Distribution:

•                  Net sales to the retail consumers are included;

•                  Income from Operations is related to the retail sales, and includes the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, therefore including the so-called “manufacturing profit” of those sales, no longer reported under the Manufacturing and Wholesale Distribution segment’s income from operations;

3.               The Inter-Segment Transactions and Corporate Adjustments:

•                  Net sales become not applicable, since there will be no inter-company sales between the segments. The sum of third-party wholesale sales and retail sales will match the consolidated net sales figures;

•                  Income from operations is the sum of the following two different effects, since the profit-in-stock will not be required to be eliminated in consolidation:

a)              corporate costs not allocated to a specific segment;

b)             amortization of acquired intangible assets.

The following tables summarize the segment and geographic information deemed essential by the Company’s management for the purpose of evaluating the Company’s performance and for making decisions about future allocations of resources.

			Inter-Segments
			Transactions and
	Manufacturing		Corporate
(Euro 000)	and Wholesale	Retail	Adjustments	Consolidated
2009
Net Sales	1,955,340	3,138,978		5,094,318
Operating income	355,507	367,457	(139,762)	583,202
Capital Expenditure	81,175	119,234		200,409
Depreciation & Amortization	76,005	129,261	80,657	285,923
Assets (1)	1,700,672	1,071,439	4,363,945	7,136,056

2008
Net Sales	2,092,465	3,109,146		5,201,611
Operating income	439,957	430,565	(120,759)	749,763
Capital Expenditure	125,489	170,947		296,436
Depreciation & Amortization	85,987	123,129	55,822	264,938
Assets (1)	1,823,950	1,083,894	4,397,381	7,305,225

2007
Net Sales	1,703,662	3,262,392		4,966,054
Operating income	425,143	509,081	(100,912)	833,313
Capital Expenditure	118,558	216,211		334,769
Depreciation & Amortization	75,304	119,459	38,050	232,813
Assets (1)	1,789,168	1,044,893	4,323,205	7,157,266

(1)          Segment assets are the total assets used in the operation of each segment. Corporate assets are primarily intangible assets and deferred tax assets

The geographic segments include Europe, United States and Canada (which includes the United States of America, Canada and Caribbean islands), Asia-Pacific (which includes Australia, New Zealand, China, Hong Kong and Japan) and Other (which includes all other geographic locations including, South and Central America, South Africa and the Middle East). Sales are attributed to geographic segments based on the customer’s location whereas fixed assets are the result of combination of legal entities located in the same geographic area.

Year ended December 31,		United States
(Euro 000)	Europe (2) (3)	and Canada (2)	Asia-Pacific (2)	Other (2)	Consolidated
2009
Net sales	1,072,412	3,065,937	641,657	314,311	5,094,318
Long lived assets, net	362,525	628,540	150,126	7,726	1,148,916

2008
Net sales	1,132,465	3,096,520	645,839	326,787	5,201,611
Long lived assets, net	371,568	652,851	141,339	4,940	1,170,698

2007
Net sales	1,064,574	3,041,678	596,223	263,578	4,966,054
Long lived assets, net	346,081	572,570	135,676	3,455	1,057,782

(2)          No single customer represents five percent or more of sales in any year presented.

(3)          Fixed assets located in Italy represent 29 percent, 30 percent and 31 percent of the total fixed assets in 2009, 2008 and 2007, respectively.

14. FINANCIAL INSTRUMENTS

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash, investments and accounts receivable. The Company attempts to limit its credit risk associated with cash equivalents by placing the Company’s cash balances and investments with highly rated banks and financial institutions. However, at any time amounts invested at these banks may be in excess of the amount of insurance provided on such deposits. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and certain customers may be required to post security in the form of letters of credit. As of December 31, 2009 and 2008, no single customer balances comprised 10 percent or more of the overall accounts receivable balance. However, included in accounts receivable as of December 31, 2009 and 2008, was approximately Euro 13.0 million and Euro 12.3 million, respectively, due from the host stores of the Company’s licensed brands retail division. These receivables represent cash proceeds from sales deposited into the host stores’ bank accounts, which are subsequently forwarded to the Company on a weekly or monthly basis depending on the Company’s contract with the particular host store and are based on contract arrangements that are short term in length.

Concentration of Supplier Risk

As a result of the OPSM and Cole acquisitions, Essilor S.A. has become one of the largest suppliers to the Company’s Retail Division. For the 2009, 2008 and 2007 fiscal years, Essilor S.A. accounted for approximately 9 percent, 12.0 percent and 15.0 percent of the Company’s total merchandise purchases, respectively. Management believes that the loss of this vendor would not have a significant impact on the future operations of the Company as it could replace this vendor quickly with other third-party suppliers.

15. COMMITMENTS AND CONTINGENCIES

Royalty Agreements

Luxottica Group has entered into license agreements to manufacture, design and distribute prescription frames and sunglasses with selected fashion brands.

Under these license agreements, which typically have terms ranging from three to ten years, Luxottica Group is required to pay a royalty which generally ranges from 5 percent to 14 percent of the net sales. Some of these agreements provide also for annual guaranteed minimum payments and for a mandatory marketing contribution (that generally amounts to between five and ten percent of net sales). These license agreements may be terminated early by either party for a variety of reasons including, among others, non-payment of royalties, failure to meet minimum sales thresholds, product alteration and, under certain agreements, a change in control of Luxottica Group S.p.A.

On January 28, 2009, Luxottica Group announced the signing of a license agreement for the design, manufacture and global distribution of sun and prescription eyewear under the Tory Burch and TT brands. The agreement runs for six years starting in January 2009 and is renewable for an additional four years.

On January 30, 2009, Luxottica Group announced a three-year extension of the license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Salvatore Ferragamo brand. The new agreement will run through December 2011, with an option for a further two-year extension under the same terms.

On April 9, 2009, Luxottica Group announced a five-year extension of the license agreement for the design,

production and worldwide distribution of prescription frames and sunglasses under the Donna Karan and DKNY brands. The new agreement will run through December 2014, with an option for a further five-year extension.

On July 28, 2009, Luxottica Group announced the renewal for a further period of 10 years of the license agreement with Gianni Versace S.p.A. for the design, manufacture and global distribution of sun and prescription eyewear under the Versace and Versus brands. Minimum payments required in each of the years subsequent to December 31, 2009 are detailed as follows (thousands of Euro):

Year ending December 31
2010	48,440
2011	33,223
2012	27,050
2013	23,923
2014	15,631
Thereafter	62,809

Total	211,076

Total royalties and related advertising expenses for the fiscal years 2009, 2008 and 2007 aggregated Euro 129.1 million, Euro 139.5 million and Euro 181.6 million, respectively.

Total payments for royalties and related advertising expenses for the fiscal years 2009, 2008 and 2007 aggregated Euro 95.4 million, Euro 142.4 million and Euro 278.2 million, respectively.

Leases

The Company leases through its worldwide subsidiaries various retail store, plant, warehouse and office facilities, as well as certain of its data processing and automotive equipment under operating lease arrangements expiring between 2010 and 2025, with options to renew at varying terms. The lease arrangements for the Company’s US retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. In addition, with the acquisition of Cole, the Company operates departments in various host stores paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

Total rental expense for each year ended December 31 is as follows (thousands of Euro):

	2009	2008	2007
Minimum rent	290,795	288,743	264,496
Contingent rent	57,700	55,464	60,177
Sublease income	(28,517)	(26,017)	(38,806)
	319,978	318,190	285,867

Future minimum annual rental commitments are as follows (thousands of Euro):

Year ending December 31
2010	272,444
2011	233,327
2012	195,864
2013	162,090
2014	137,180
Thereafter	303,404

Total	1,304,309

Other Commitments - The Company is committed to pay amounts in future periods for endorsement contracts, supplier purchase and other long term commitments. Endorsement contracts are entered into with selected athletes and others who endorse Oakley products. Oakley is often required to pay specified minimal annual commitments and, in certain cases, additional amounts based on performance goals. Certain contracts provide additional incentives based on the achievement of specified goals. Supplier commitments have been entered into with various suppliers in the normal course of business. Other commitments mainly include auto, machinery and equipment lease commitments as well as commitments to open additional Sunglass Hut points of sale in approximately 430 Macy’s department stores in the US pursuant to an agreement entered into with Macy’s Inc. on December 4, 2009.

Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments at December 31, 2009 are as follows (thousands of Euro):

	Endorsement	Supplier	Other
Year ending December 31	contracts	commitments	commitments
2010	5,935	6,274	7,907
2011	2,916	1,568	5,819
2012	906		3,865
2013			96
Thereafter			11

Total	9,757	7,842	17,698

Guarantees

The United States Shoe Corporation, a wholly owned subsidiary of the Company, remains contingently liable on six store leases in the United Kingdom. These leases were previously transferred to third parties. The third parties have assumed all future obligations of the leases from the date each agreement was signed. However, under the common law of the United Kingdom, the lessor still has the right to seek payment of certain amounts from the Company if unpaid by the new obligor. If the Company is required to pay under these guarantees, it has the right to recover amounts from the new obligor. These leases will expire during various years until December 31, 2017. At December 31, 2009, the maximum amount for which the Company’s subsidiary is contingently liable is GBP 4.3 million (Euro 4.7 million).

A US subsidiary has guaranteed future minimum lease payments for certain store locations leased directly by franchisees. These guarantees aggregated approximately Euro 3.8 million at December 31, 2009. Performance under a guarantee by the US subsidiary is triggered by default of a franchisee on its lease commitment. Generally, these guarantees also extend to payments of taxes and other expenses payable under the leases, the amounts of which are not readily quantifiable. The terms of these guarantees range from one to seven years. Many are limited to periods less than the full term of the lease involved. Under the terms of the guarantees, the US subsidiary has the right to assume the primary obligation and begin operating the store. In addition, as part of the franchise agreements, US subsidiary may recover any amounts paid under the guarantee from the defaulting franchisee. The Company has accrued a liability at December 31, 2005 for the estimates of the fair value of the Company’s obligations from guarantees entered into or modified after December 31, 2002, using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2009 and 2008.

Short-Term Credit Facilities

As of December 31, 2009 and 2008, Luxottica Group had unused short-term lines of credit of approximately Euro 542.8 million and Euro 230.5 million, respectively.

The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 391.8 million (Euro 374.8 million at December 31, 2008). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2009 and 2008, these credit lines were utilized for Euro 2.0 million and Euro 252.4 million, respectively.

US Holdings maintains three unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 108.1 million (US$ 155.0 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2009, there were Euro 89.5 million (US$ 128.2 million) of borrowings outstanding and there were Euro 18.7 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

The blended average interest rate on these lines of credit is approximately LIBOR plus 0.90 percent.

Outstanding Standby Letters of Credit

A US subsidiary has obtained various standby and trade letters of credit from banks that aggregated Euro 29.9 million and Euro 34.2 million as of December 31, 2009 and 2008, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 50 to 100 basis points annually.

Litigation

The Company and its subsidiaries are involved in the following legal and regulatory proceedings of which the timing and outcomes are inherently uncertain, and such outcomes could have a material adverse effect on the Company’s business, financial position or operating results.

Cole Consumer Class Action Lawsuit

In June 2006, Cole and its subsidiaries were sued by a consumer in a class action that alleged various statutory violations related to the operations of Pearle Vision, Inc. and Pearle Vision Care, Inc. in California. The plaintiff asserted various claims relating to the confidentiality of medical information and the operation of

Pearle Vision stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses, and optometrists, and other unlawful or unfair business practices. The parties entered into a settlement agreement, which provides for a store voucher at Pearle Vision or LensCrafters for each class member and the payment of attorneys’ fees and costs. On December 19, 2008, the court granted final approval of the settlement and entered final judgment. The settlement became final on March 17, 2009.

Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2009, 2008 and 2007 were not material.

Oakley Shareholder Lawsuit

On June 26, 2007, the Pipefitters Local No. 636 Defined Benefit Plan filed a class action complaint, on behalf of itself and all other shareholders of Oakley, Inc. (“Oakley”), against Oakley and its Board of Directors in California Superior Court, County of Orange. The complaint alleged, among other things, that the defendants violated their fiduciary duties to shareholders by approving Oakley’s merger with Luxottica and claimed that the price per share fixed by the merger agreement was inadequate and unfair. The defendants filed demurrers to the complaint, which the Court granted without prejudice. On September 14, 2007, the plaintiff filed an amended complaint containing the same allegations as the initial complaint and adding purported claims for breach of the duty of candor. Because the Company believed the allegations were without merit, on October 9, 2007, the defendants filed a demurrer to the amended complaint. Rather than respond to that demurrer, the plaintiff admitted that its claims were moot and on January 4, 2008 filed a motion for attorneys’ fees and expenses. The hearing for this motion took place on April 17, 2008.

On May 29, 2008, the Court issued a ruling denying the plaintiff’s motion for attorneys’ fees and expenses in its entirety. The court did not rule on the defendants’ demurrer to the amended complaint. On July 11, 2008, the Court entered an order dismissing the action with prejudice and denying the plaintiff’s motion for attorneys’ fees and expenses. The plaintiff appealed the Court’s May 29, 2008 ruling and the July 11, 2008 order. On January 11, 2010, the appellate court affirmed the trial court’s decision in all respects. The plaintiff has filed a petition with the California Supreme Court requesting review of the appellate court’s decision. Costs associated with this litigation incurred for the years ended December 31, 2009, 2008 and 2007 were not material. Management believes that no estimate of the range of possible losses, if any, can be made at this time.

Fair Credit Reporting Act Litigation

In January 2007, a complaint was filed against Oakley and certain of its subsidiaries in the United States District Court for the Central District of California, alleging wilful violations of the Fair and Accurate Credit Transactions Act related to the inclusion of credit card expiration dates on sales receipts. The plaintiff brought suit on behalf of a class of Oakley’s customers. Oakley denied any liability, and later entered into a settlement arrangement with the plaintiff that resulted in a complete release in favor of the Oakley defendants, with no cash payment to the class members but rather an agreement by Oakley to issue vouchers for the purchase of products at Oakley retail stores during a limited period of time. The settlement also provided for the payment of attorneys’ fees and claim administration costs by the Oakley defendants. An order approving this settlement was entered on November 24, 2008. The settlement became final on January 15, 2009.

Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2009, 2008 and 2007, were not material.

Texas LensCrafters Class Action Lawsuit

In May 2008, two individual optometrists commenced an action against LensCrafters, Inc. (now Luxottica Retail North America Inc.) and Luxottica Group S.p.A. in the United States District Court for the Eastern District of Texas, alleging violations of the Texas Optometry Act (“TOA”) and the Texas Deceptive Trade Practices Act, and tortious interference with customer relations. The suit alleges that LensCrafters has attempted to control the optometrists’ professional judgment and that certain terms of the optometrists’ sub-lease agreements with LensCrafters violate the TOA. The suit seeks recovery of a civil penalty of up to US$ 1,000 for each day of a violation of the TOA, injunctive relief, punitive damages, and attorneys’ fees and costs. In August 2008, plaintiffs filed a first amended complaint, adding claims for fraudulent inducement and breach of contract. In October 2008, plaintiffs filed a second amended complaint seeking to certify the case as a class action on behalf of all current and former LensCrafters’ sub-lease optometrists. Luxottica Group S.p.A. filed a motion to dismiss for lack of personal jurisdiction in October 2008. The court did not address that motion. The case was transferred to the Western District of Texas, Austin Division, in January 2009, pursuant to the defendants’ motion to transfer venue. On January 11, 2010, plaintiffs filed a motion requesting that the court permit the case to proceed as a class action on behalf of all optometrists who sublease from Lenscrafters in Texas.

On February 8, 2010, the parties reached an agreement to settle the litigation on confidential terms. On March 8, 2010, the court dismissed the case with prejudice. Amounts paid to settle this litigation will not be material. Costs associated with the litigation for the years ended December 31, 2009 and 2008 were not material.

Other

The Company is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

16. FAIR VALUES

Certain assets and liabilities of the Company are recorded at fair value on a recurring basis while others are recorded at fair value based on specific events. ASC No. 820, Fair Value Measurements and Disclosures, specifies a hierarchy of valuation techniques consisting of three levels:

•                  Level 1 - Inputs are quoted prices in an active market for identical assets or liabilities

•                  Level 2 - Inputs are quoted for similar assets or liabilities in an active market, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable (for example interest rates and yield curves observable at common quoted intervals) or market-corroborated inputs

•                  Level 3 - Unobservable inputs used when observable inputs are not available in situations where there is little, if any market activity for the asset or liability

At December 31, 2009 and 2008 the fair value of the Company’s financial assets and liabilities measured on a recurring basis are as follows (thousands of Euros):

		December	Fair Value Measurements at Reporting Date Using
Description	Balance Sheet Classification	31, 2009	Level 1	Level 2	Level 3
Foreign Exchange Contracts	Prepaid Expenses and Other	971		971
Interest Rate Derivatives	Other Long Term Liabilities	48,642		48,642
Foreign Exchange Contracts	Other Accrued Expenses	3,705		3,705

		December	Fair Value Measurements at Reporting Date Using
Description	Balance Sheet Classification	31, 2008	Level 1	Level 2	Level 3
Marketable securities	Prepaid expenses and other	23,550	23,550
Foreign exchange contracts	Prepaid expenses and other	7,712		7,712
Interest rate derivatives	Other assets	138		138
Interest rate derivatives	Other long-term liabilities	64,213		64,213
Foreign exchange contracts	Other accrued expenses	5,022		5,022

As of December 31, 2009, the Company did not have any Level 3 fair value measurements.

The Company maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using the best and most relevant data available.

The fair value of the marketable securities are based on quoted prices that are observable in active markets such as bond prices, including both corporate and government bonds.

The Company portfolio of foreign exchange derivatives includes only foreign exchange forward contracts on the most traded currency pairs with maturity less than one year. The fair value of the portfolio is valued using internal models that use market observable inputs including Yield Curves, Spot and Forward prices.

The fair value of the interest rate derivatives portfolio is calculated using internal models that maximize the use of market observable inputs including Interest Rates, Yield Curves and Foreign Exchange Spot prices. The fair value of the TR Note as of December 31, 2007 was based on discounted projected cash flows utilizing an expected yield and disclosed as “Other Assets” on the consolidated balance sheet. During 2008, the Company sold such note to a third party (see Note 4 “Sale of Things Remembered”).

ASC No. 825, Financial Instruments, allows the Company to elect on a financial instrument basis to measure the fair value of such instrument with changes in its fair value recorded into operations during the period of change. As of December 31, 2009, and for the year then ended, the Company has not elected to account for any of its financial instruments under ASC 825.

17. SUBSEQUENT EVENTS

On January 4, 2010, the minority shareholders of Luxottica Gözlük Endüstri ve Ticaret Anonim Sirketi, a Turkey-based subsidiary of the Company, notified their intention to exercise the put option over the 35.16%

shareholding stake. The exercise of the options will result in the Group owning 100% of the Turkey subsidiary. The purchase price is approximately Euro 61.5 million. The sale is not yet effective as it is subject to the prior approval of the Turkish antitrust authority.

On January 29, 2010, our subsidiary US Holdings closed a private placement of US$ 175 million of senior unsecured guaranteed notes, issued in three series (Series D, Series E and Series F). The aggregate principal amount is US$ 50 million for each of Series D and Series E and US$ 75 million for Series F. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The proceeds from the Notes were used for general corporate purposes.

On February 8, 2010 Luxottica Group SpA and Essilor International announced that the two companies have formed a long-term joint-venture for the Australian and New Zealand markets. Under the terms of the agreement, the joint-venture will manage Eyebiz Pty Limited, Luxottica’s Sydney-based optical lens finishing laboratory, which, as a result of this alliance, will be majority-controlled by Essilor. Eyebiz will continue to supply all of Luxottica’s retail optical outlets in Australia and New Zealand: OPSM, Budget Eyewear and Laubman & Pank.

On March 31, 2010, Luxottica Group S.p.A. announced a three-year renewal of its exclusive license agreement with Jones Apparel Group for the design, production and global distribution of prescription frames and sunglasses under the Anne Klein New York brand. The new agreement, which is substantially unchanged from the previous agreement, extends the license through December 2012, with a provision for a further renewal.

On March 31, 2010, Retail Brand Alliance, Inc., and Luxottica Group S.p.A. announced a five-year extension of the licence agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Brooks Brothers brand. The new agreement will run through December 2014, with an option for a further five-year extension under the same terms. The terms were substantially unchanged from those of the previous agreement.

In the first three months of 2010, in connection with the share buyback program approved at the Shareholders’ Meeting on October 29, 2009 and launched on November 16, 2009, the Company purchased under that buyback program an aggregate amount of 546,712 treasury shares on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) at an average unit price of Euro 18.8 for an aggregate amount of Euro 10,280,809.

In parallel, Arnette sold during the same period on the MTA an aggregate amount of 705,000 treasury shares, at an average unit price of Euro 18.87, for an aggregate amount of Euro 13,303,645.

DIVIDEND PROPOSAL AND TAX REGIME

To our stockholders

At the Ordinary Stockholders’ Meeting of Luxottica Group S.p.A. (the “Company”) which will be held in Milan on April 29, 2010 on first call (or on April 30, 2010 on second call), the Board of Directors of the Company will submit to stockholders a proposal to adopt a resolution for the distribution of a cash dividend in the amount of Euro 0.35 per Ordinary Share, and therefore per American Depositary Share (“ADS”) (each American Depositary Share represents one Ordinary Share), payable out of 2009 net income.

The Company will pay the dividend to all holders of Ordinary Shares of record on May 26, 2010, and to all holders of ADSs of record on May 26, 2010. In order to be a holder of record on May 26, 2010 and thus be entitled to such dividend, you must have purchased the Ordinary Shares or the ADSs on or before May 21, 2010. The ordinary shares listed on the Milan Stock Exchange, and the ADSs listed on the New York Stock Exchange, will be traded ex-dividend on May 24, 2010.

The dividend will be paid on May 27, 2010, in Euro, by Monte Titoli S.p.A., authorized intermediary, to all depository banks of the stockholders. For the holders of ADSs, the dividend will be paid to Deutsche Bank Trust Company Americas, as depositary of the Ordinary Shares and the issuer of the ADSs, through Deutsche Bank S.p.A., as custodian under the Deposit Agreement. Deutsche Bank Trust Company Americas anticipates that dividends will be payable to all the ADS holders commencing from and after June 3, 2010, upon satisfaction of the documentation requirements referred to below, at the US Dollar/Euro exchange rate in effect on May 27, 2010.

TAX REGIME - HOLDERS OF ORDINARY SHARES

The gross amount of dividend paid to shareholders of Italian listed companies whose shares are registered in a centralized deposit system managed by Monte Titoli S.p.A, who are individuals and are Italian resident for tax purposes, will be subject to a 12.5 percent final substitute tax, provided the shareholding is not related to the conduct of a business, and if these persons do not hold a “qualified” shareholding.

This substitute tax will be levied by the Italian authorized intermediary that participates in the Monte Titoli system and with which the securities are deposited, as well as by non-Italian intermediaries participating in the Monte Titoli system (directly or through a non-Italian deposit system participating in the Monte Titoli system), through a fiscal representative to be appointed in Italy.

Italian resident individuals who timely declare that they hold a qualified shareholding or a shareholding related to the conduct of a business, will receive the gross amounts of dividends paid and include dividends in their world wide taxable income, subject to the ordinary income tax rules. The dividend paid to other subjects different from the above-mentioned individuals, who are resident in Italy for tax purposes, including those companies subject to IRES/IRPEF and foreign companies with permanent establishment in Italy to which the shares are effectively connected, investment funds, pension funds, real estate investment funds and subjects excluded from income tax pursuant to Art. 74 of Presidential Decree No. 917/86, are not subject to substitute tax. Dividends paid to entities subject to IRES/IRPEF different from individuals holding a nonqualified shareholding not related to the conduct of a business, will be subject to the ordinary income tax rules.

Italian law provides for a 27 percent final substitute tax rate on dividends paid to Italian residents who are exempt from corporate income tax.

Dividend paid to beneficial owners who are not Italian residents and do not have a permanent establishment in Italy to which the shares are effectively connected are generally subject to a 27 percent substitute tax rate. However, reduced rates of substitute tax on dividends are available to non-Italian resident beneficial owners who are entitled to such reduced rates and who promptly comply with procedures for claiming benefits under an applicable income tax treaty entered into by Italy or under the Italian domestic Law. Under the currently applicable Italy-US Treaty, for example, an Italian substitute tax at a reduced rate of 15 percent may apply, in certain cases, to dividends paid by Luxottica Group to a US resident entitled to treaty benefits who promptly complies with the procedures for claiming such benefits, provided the dividends are not effectively connected with a permanent establishment in Italy through which the US resident carries on a business or with a fixed base in Italy through which the US resident performs independent personal services. Moreover, under the currently applicable Italian domestic legislation, (i) companies and entities subject to corporation tax and resident in countries that are members of the European Union (the “EU”) or participants in the European Economic Area (the “EEA”) and are included in the list provided for by Italian Ministerial Decree, September 4, 1996 (as amended and supplemented) (the “Decree”), are entitled to reduced tax rate of 1.375% on distributions of profits for the tax years ending after December 31, 2007; and (ii) pension funds established in a EU or EEA country included in the list provided for by the Decree, are entitled to reduced tax rate of 11 percent on profits distributed on or after July 29, 2009.

The substitute tax regime does not apply if ordinary shares representing a “non-qualified” interest in Luxottica Group are held by an Italian resident shareholder in a discretionary investment portfolio managed by an authorized professional intermediary, and the shareholder elects to be taxed at a flat rate of 12.5 percent on the appreciation of the investment portfolio accrued at year-end (which appreciation includes any dividends), pursuant to the so-called discretionary investment portfolio regime - regime del risparmio gestito.

TAX REGIME - HOLDERS OF ADSs

Dividends paid to beneficial owners who are not Italian residents and do not have a permanent establishment in Italy to which the ADSs are effectively connected are generally subject to a 27.0 percent substitute tax rate. Accordingly, the amount of the dividend paid to Deutsche Bank Trust Company Americas, as depositary of the Ordinary Shares and the issuer of the ADSs, through Deutsche Bank S.p.A., as custodian under the Deposit Agreement, will be subject to such Italian substitute tax. Therefore, the amount of the dividends that the holders of ADS will initially receive will be net of such Italian substitute tax.

All owners of ADSs will be given the opportunity to submit to Deutsche Bank Trust Company Americas, in accordance with the procedure set forth by it, the documentation attesting to (i) their residence for tax purposes in Italy or in countries which have entered into anti-double taxation treaties with the Republic of Italy, pursuant to which reduced/NIL tax rates may become directly applicable; (ii) their status as companies or entities subject to corporation tax and resident in a country that is a member of the EU or participants in the EEA and are included in the list provided for by the Decree, and as such entitled to a reduced tax rate of 1.375 percent on distributions of profits of the tax years ending after December 31, 2007; or (iii) their status as pensions funds established in an EU or EEA country and included in the list provided for by the Decree and as such entitled to a reduced tax rate of 11 percent on profits distributed on or after July 29, 2009.

Concurrently with the delivery of the Proxy Statement, the Depositary has mailed to all ADS holders a document and necessary forms setting forth the detailed procedure to be used by ADS holders for the purpose of obtaining the direct application of the reduced tax rate under an applicable tax treaty or under the Italian domestic law.

As soon as the required documentation is delivered by Deutsche Bank Trust Company Americas to Deutsche Bank S.p.A., such bank shall endeavor to effect repayment of the entire 27.0 percent withheld or the balance between the 27.0 percent withheld at the time of payment and the rate actually applicable to the non-Italian resident ADS holder under a tax treaty or under the Italian domestic law, as the case may be. By way of example, Italy and the United States (as well as many other countries) are parties to a tax treaty pursuant to which the rate of the tax applicable to dividends paid by an Italian resident company to a US resident entitled to the benefits under the treaty may, in certain cases, be reduced to 15.0 percent. Therefore, US resident ADS holders entitled to the 15.0 percent rate provided by the currently applicable Italy-United States tax treaty have the opportunity of being repaid a further 12.0 percent of the gross dividend, that is the difference between the 27.0 percent withheld at the time of payment of the dividend and the 15.0 percent substitute tax provided for by the Italy-United States tax treaty.

Please note that in order for ADS holder to take advantage of the accelerated tax refund (Quick Refund), the certification by the respective Tax Authority must be dated before May 27, 2010 (the dividend payment date in Euro) and Deutsche Bank Trust Company Americas or Deutsche Bank S.p.A. should receive the certification on or before September 20, 2010 for Deutsche Bank Trust Company Americas or September 29, 2010 for Deutsche Bank S.p.A.

The Company recommends to all ADS holders who are interested in taking advantage of such an opportunity to request more detailed information as to the exact procedure to be followed from Deutsche Bank Trust Company Americas (ADR Department, telephone +1-800-876-0959; fax +1-866-888-1120, attn. Gina Seroda) or directly from the Company’s headquarters in Italy (Investor Relations Department, tel. +39 02 86334718; fax +39 02 86334092).

ADS holders are further advised that once the amounts withheld are paid to the Italian tax authority, the ADS holders who are entitled to a reduced tax rate may only apply to the Italian tax authority to receive the reimbursement of the excess tax applied to the dividends received from the Company. Such procedure customarily takes years before the reimbursement is actually made. Therefore, the above-mentioned procedure for direct application of the reduced withholding rate was established by the Company in the best interest of its stockholders.

STATEMENT OF THE OFFICER RESPONSIBLE FOR PREPARING THE COMPANY’S FINANCIAL REPORTS

The officer responsible for preparing the Company’s financial reports, Enrico Cavatorta, declares, pursuant to Article 154-bis, Section 4, of the Consolidated Law on Finance, that the accounting information contained in this report is consistent with the data in the supporting documents, books of accounts and other accounting records.

INDEPENDENT AUDITOR’S REPORT

Deloitte & Touche S.p.A.
Via Tortona, 25
20144 Milano
Italia

Tel: +39 02 83322111
Fax: +39 02 83322112
www.deloitte.it

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

LUXOTTICA GROUP S.p.A.

We have audited the accompanying consolidated balance sheets of Luxottica Group S.p.A. (an Italian corporation) and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reassemble assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Is our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Luxottica Group S.p.A. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 10 to the consolidated financial statements, effective December 31, 2008 the Company adopted the provisions of accounting guidance for the change in measurement date related to the accounting for pension and postretirement plans. As discussed in Note 1 to the consolidated financial statements, effective January 1, 2009 the Company adopted the provisions of accounting guidance on noncontrolling interests and applied the new guidance to all periods presented in the accompanying consolidated financial statements.

Ancona Bari Bergamo Bologna Brescia Cagliari Firenze Genova Milano Napoli Padova Parma Perugia

Roma Torino Treviso Verona

Sede Legale: Via Tortona, 25 - 20144 Milano - Capitale Sociale: Euro 10.328.220.00 i.v.

Codice Fiscale/Registro delle Imprese Milano n. 03049560166 - R.E.A. Milano n. 1720239

Partita IVA: IT 03049560166

Member of Deloitte Touche Tohmatsu

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 21, 2010 expressed in unqualified opinion on the Company’s internal control over financial reporting.

Milan, Italy

April 21, 2010

ANNEXES

2005-2009 FINANCIAL HIGHLIGHTS

(Euro 000)	2009		2008		2007 (3)		2006 (2)		2005 (2)
Net sales	5,094,318	100.00%	5,201,611	100.00%	4,966,054	100.00%	4,676,156	100.00%	4,134,263	100.00%
Gross profit	3,325,882	65.29%	3,450,360	66.33%	3,390,436	68.27%	3,250,156	69.50%	2,817,598	68.15%
Operating income	583,202	11.45%	749,763	14.41%	833,313	16.78%	755,987	16.17%	581,401	14.06%
Income before taxes	494,283	9.70%	589,870	11.34%	780,681	15.72%	678,177	14.50%	539,309	13.04%
Net income from continuing operations	314,762	6.18%	379,722	7.30%	492,204	9.91%	430,705	9.21%	330,790	8.00%
Discontinued operations	—	0.00%	—	0.00%	—	0.00%	(6,419)	-0.14%	11,504	0.28%
Net income	314,762	6.18%	379,722	7.30%	492,204	9.91%	424,286	9.07%	342,294	8.28%

Per ordinary share/(ADS) (1)
Earnings from continuing operations:
Euro	0.69		0.83		1.08		0.95		0.73
US$	0.96		1.22		1.48		1.19		0.91
Total earnings
Euro	0.69		0.83		1.08		0.94		0.76
US$	0.96		1.22		1.48		1.18		0.95
Dividend
Euro	0.220				0.490		0.420		0.290
US$	0.327				0.770		0.564		0.365
Average no. of outstanding shares	457,270,491		456,563,502		455,184,797		452,897,854		450,179,073

In accordance to US GAAP

(1)   1 ADS = 1 ordinary share.

(2)   Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2006 and 2005.

(3)   Figures include results of Oakley operations from the acquisition date (November 14, 2007).

2008-2009 QUARTERLY RESULTS

(subject to limited auditing review)

(Euro 000) (1)	1st quarter		2nd quarter		3rd quarter		4th quarter
2009
Net sales	1,312,334	100.0%	1,401,626	100.0%	1,223,272	100.0%	1,157,085
Gross profit	860,285	65.6%	920,047	65.6%	801,349	65.5%	744,201
Operating income	156,667	11.9%	205,986	14.7%	143,664	11.7%	76,885
Income before taxes	128,239	9.8%	185,443	13.2%	125,799	10.3%	54,800
Net income	80,394	6.1%	115,683	8.3%	83,103	6.8%	35,581
Earnings per share:
Euro	0.18		0.25		0.18		0.08
US$ (2)	0.23		0.34		0.26		0.11
2008
Net sales	1,398,703	100.0%	1,354,442	100.0%	1,211,991	100.0%	1,236,476	100.0%
Gross profit	927,793	66.3%	917,034	67.7%	811,860	67.0%	800,018	64.3%
Operating income	207,057	14.8%	230,177	17.0%	195,081	16.1%	117,448	6.6%
Income before taxes	170,468	12.2%	206,581	15.3%	161,021	13.3%	51,800	4.7%
Net income	103,705	7.4%	132,580	9.8%	104,612	8.6%	38,825	3.1%
Earnings per share:
Euro	0.23		0.29		0.23		0.09
US$ (2)	0.34		0.46		0.35		0.11

In accordance to US GAAP

(1)   Except for per share (ADS) data, which is in Euro and US$.

(2)   All amounts in US$ were translated at the average Euro/US$ exchange rate for the period in reference. See page 118.

STATEMENT OF CHANGES IN NET FINANCIAL POSITION (*)

(Euro 000)	2009	2008	2007(1)

Cash	288,450	302,894	339,122
Bank overdraft	(432,465)	(455,588)	(168,358)
Current portion of long-term debt	(286,213)	(792,617)	(359,527)
Long-term debt	(2,519,289)	(1,926,523)	(959,735)
Net financial position, beginning of the year	(2,949,517)	(2,871,834)	(1,148,498)

Net income	326,867	395,214	507,180
Depreciation and amortization	285,923	264,938	232,813
Change in net working capital	240,311	(119,688)	(377,082)
Provision and other	44,090	38,431	(32,160)
Operating cash flow	897,191	578,895	330,751

Capital expenditure	(192,454)	(311,540)	(322,770)
(Investments)/Disposal in intangible assets	(3,389)	(4,636)	(3,883)
Purchase of business net of cash acquired	(7,518)	(13,288)	(1,491,086)
Investments in equity investees	(20,683)
Other		6,880	29,700
Free cash flow	673,146	256,311	(1,457,288)

Dividends	(103,484)	(223,617)	(191,077)
Exercise of stock options	11,498	7,126	26,642
Sale of treasury shares	3,169
Effect of exchange adjustments to net financial position	25,850	(117,503)	(101,612)
Decrease/(Increase) in net financial position	610,179	(77,683)	(1,723,336)

Cash	380,081	288,450	302,894
Bank overdraft and notes payable	(148,951)	(432,465)	(455,588)
Current portion of long-term debt	(166,279)	(286,213)	(792,617)
Long-term debt	(2,404,189)	(2,519,289)	(1,926,523)
Net financial position, end of the year	(2,339,338)	(2,949,517)	(2,871,834)

(1) 2007 figures include results of Oakley operations from the acquisition date (November 14, 2007).

(*) In accordance with US GAAP. See notes to the consolidated financial statements.

1990-2009 LUXOTTICA ADS AND ORDINARY SHARE PERFORMANCES

1990-2009: LUXOTTICA ADS AT NYSE (US$)

Year	Low	High	Average	Close	Year change		Average volumes
1990 (1)	0.794	1.456	1.089	1.019	7.24	%(2)	989,578
1991	0.988	2.750	1.822	2.750	169.93%		390,719
1992	2.250	3.281	2.852	2.513	-8.64%		313,051
1993	2.025	2.950	2.373	2.925	16.42%		231,107
1994	2.787	3.625	3.279	3.413	16.67%		189,325
1995	3.175	5.950	4.180	5.850	71.43%		417,048
1996	5.212	8.100	7.033	5.213	-10.90%		348,201
1997	5.125	6.988	6.092	6.250	19.90%		427,059
1998	3.875	9.494	6.964	6.000	-4.00%		342,659
1999	5.000	10.313	7.613	8.781	46.36%		354,464
2000	7.969	17.000	12.945	13.750	56.58%		222,136
2001	12.150	17.990	15.283	16.480	19.85%		248,020
2002	11.820	20.850	16.184	13.650	-17.17%		273,378
2003	10.230	18.150	13.877	17.400	27.47%		156,275
2004	15.180	20.390	17.344	20.390	17.18%		80,921
2005	19.690	25.830	22.408	25.310	24.13%		70,244
2006	24.360	31.390	28.303	30.670	21.18%		76,514
2007	29.700	39.380	33.925	31.490	2.67%		125,672
2008	15.980	30.920	24.228	18.120	-42.46%		251,319
2009	11.880	26.910	20.991	25.680	41.72%		145,041

2000-2009: LUXOTTICA ORDINARY SHARE AT MTA (EURO)

Years	Low	High	Average	Close	Year change		Average volumes
2000 (1)	15.239	17.618	16.530	15.356	16.99	%(3)	211,328
2001	13.409	20.620	17.096	18.430	20.02%		117,744
2002	11.750	22.950	17.380	12.576	-31.76%		204,110
2003	9.248	14.820	12.231	13.700	8.94%		458,682
2004	12.427	15.512	13.911	14.995	9.45%		671,783
2005	15.110	21.940	18.109	21.430	42.91%		789,552
2006	19.300	24.460	22.512	23.280	8.63%		869,788
2007	22.720	28.790	24.640	21.750	-6.57%		1,306,403
2008	12.670	21.150	16.493	12.670	-41.75%		2,058,049
2009	9.610	18.250	14.910	18.050	42.46%		1,110,437

(1)   These figures have been retroactively adjusted to reflect the five-for-one stock split which was effective April 16, 1998, and the two-for-one stock split which was effective June 26, 2000.

(2)   From IPO (January 24, 1990).

(3)   From IPO (December 4, 2000).

SHARE CAPITAL AND DIVIDEND PER SHARE

ORDINARY SHARES AND ADS EVOLUTION (1)

	Number of shares authorized	Adjusted number of shares authorized
	and issued as of December 31	and issued as of December 31 (2)
1990	45,050,000	450,500,000
1991	45,050,000	450,500,000
1992	45,050,000	450,500,000
1993	45,050,000	450,500,000
1994	45,050,000	450,500,000
1995	45,050,000	450,500,000
1996	45,050,000	450,500,000
1997	45,050,000	450,500,000
1998 (2)	225,250,000	450,500,000
1999	225,269,800	450,539,600
2000 (2)	451,582,300	451,582,300
2001	452,865,817	452,865,817
2002	454,263,600	454,263,600
2003	454,477,033	454,477,033
2004	455,205,473	455,205,473
2005	457,975,723	457,975,723
2006	460,216,248	460,216,248
2007	462,623,620	462,623,620
2008	463,368,233	463,368,233
2009	464,386,383	464,386,383

GROSS DIVIDEND PER ORDINARY SHARES (OR ADS) (1) (3)

	Euro (3)
1990	0.025
1991	0.028
1992	0.031
1993	0.037
1994	0.041
1995	0.045
1996	0.052
1997	0.063
1998	0.074
1999	0.085
2000	0.140
2001	0.170
2002	0.210
2003	0.210
2004	0.230
2005	0.290
2006	0.420
2007	0.490
2008	0.220
2009	0.350	(4)

(1)   1 ADS = 1 ordinary share.

(2)   Figures until 1999 have been retroactively adjusted to reflect the five-for-one stock split which was effective April 16, 1998, and the two-for-one stock split which was effective June 26, 2000.

(3)   Figures through 1999 have been calculated converting the dividend in Italian Lira by the fixed rate of Lire 1,936.27 = Euro 1.00. Beginning with the 2000 financial statements, the dividend is declared in Euro.

(4)   Proposed by the Board of Directors and to be submitted for approval at the Annual Shareholders’ Meeting on April 29, 2010.

2000-2009 EVOLUTION OF NUMBER OF STORES

	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Mar.	31 Mar.	31 Jun.	31 Sept.	31 Dec.
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2009	2009	2009
LensCrafters	864	868	882	877	888	894	902	951	966	962	958	955	955
Pearle Vision					843	837	840	880	809	792	788	776	764
Licensed brands					1,327	1,349	1,358	1,338	1,204	1,209	1,206	1,208	1,203
Sears Optical					934	960	941	886	879	878	875	875	866
Target Optical					255	246	264	296	325	331	331	333	337
BJ’s Optical					138	143	153	156
The Optical Shop of Aspen								21	24	24	23	23	23
Oliver Peoples								5	6	6	7	7	7
Sun North America		1,694	1,663	1,633	1,584	1,556	1,502	1,749	1,719	1,690	1,676	1,667	1,659
Sunglass Hut, Sunglass Icon		1,694	1,663	1,633	1,584	1,556	1,502	1,743	1,703	1,672	1,653	1,643	1,634
ILORI								6	16	18	23	24	25
Oakley Stores and Vaults								81	98	99	106	112	112
NORTH AMERICA	864	2,562	2,545	2,510	4,642	4,636	4,602	5,025	4,826	4,782	4,764	4,748	4,723

Optical Australia - New Zealand				524	519	511	527	552	540	539	540	535	536
OPSM				328	324	314	314	322	319	319	322	325	333
Laubman & Pank				126	124	123	127	135	131	130	129	118	104
Budget Eyewear				70	71	74	86	94	89	89	88	91	98
Oliver Peoples								1	1	1	1	1	1
Sunglass Hut		161	160	173	164	182	224	219	210	206	204	203	272
Bright Eyes								140	141	141	142	141	139
Oakley Stores and Vaults								15	16	16	17	17	16
ASIA-PACIFIC		161	160	697	683	693	751	926	907	902	903	896	963

David Clulow									64	69	73	74	73
Sunglass Hut		89	91	99	110	109	92	87	82	81	78	70	66
Oakley Stores and Vaults								12	15	16	18	18	20
EUROPE		89	91	99	110	109	92	99	161	166	169	162	159

LensCrafters				76	74	65	274	249	238	240	248	243	242
Sunglass Hut								6	6	6	6	6	6
GREATER CHINA				76	74	65	274	255	244	246	254	249	248

Sunglass Hut								68	68	56	56	58	78
Oakley Stores and Vaults								2	2	2	2	2	2
SOUTH AFRICA								70	70	58	58	60	80

Sunglass Hut								23	38	33	33	34	33
Oakley Stores and Vaults								1	1	1	1	1	1
AFRICA & MIDDLE EAST								24	39	34	34	35	34
CENTRAL & SOUTH AMERICA (Oakley)								8	8	8	8	8	10

TOTAL GROUP	864	2,812	2,796	3,382	5,509	5,503	5,719	6,407	6,255	6,196	6,190	6,158	6,217

1995-2009 AVERAGE EURO/US$ EXCHANGE RATE

Year	1st quarter	2st quarter	3st quarter	4st quarter	Full-year	Year change
1995	1.1793	1.1613	1.2081	1.2160	1.1887	-1.05%
1996	1.2307	1.2443	1.2727	1.2721	1.2549	5.57%
1997	1.1823	1.1457	1.0991	1.1255	1.1367	-9.42%
1998	1.0802	1.0944	1.1130	1.1765	1.1152	-1.89%
1999	1.1207	1.0567	1.0483	1.0370	1.0642	-4.57%
2000	0.9859	0.9326	0.9041	0.8676	0.9209	-13.47%
2001	0.9230	0.8721	0.8895	0.8959	0.8957	-2.74%
2002	0.8766	0.9198	0.9838	0.9982	0.9450	5.50%
2003	1.0731	1.1372	1.1248	1.1882	1.1307	19.65%
2004	1.2497	1.2046	1.2220	1.2968	1.2435	9.98%
2005	1.3113	1.2594	1.2197	1.1886	1.2444	0.07%
2006	1.2023	1.2579	1.2743	1.2889	1.2553	0.88%
2007	1.3016	1.3479	1.3738	1.4486	1.3705	9.18%
2008	1.4976	1.5622	1.5055	1.3180	1.4707	7.31%
2009	1.3029	1.3632	1.4303	1.4780	1.3948	-5.16%

NON-US GAAP MEASURE: EBITDA AND EBITDA MARGIN

EBITDA represents net income before non-controlling interests, taxes, other income/expense, interest expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. The calculation of EBITDA allows the Company to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under accounting principles generally accepted in the United States (US GAAP). The Company includes them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with US GAAP. Rather, these non-GAAP measures should be used as a supplement to US GAAP results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under US GAAP and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•                  EBITDA does not include interest expense. Because the Company has borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense. Because the Company uses capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

•                  EBITDA does not allow the Company to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

The Company compensates for the foregoing limitations by using EBITDA as a comparative tool, together with US GAAP measurements, to assist in the evaluation of our operating performance and leverage. See the following table for a reconciliation of EBITDA to net income, which is the most directly comparable US GAAP financial measure, as well as the calculation of EBITDA margin on net sales.

NON-US GAAP MEASURE: EBITDA AND EBITDA MARGIN

(Millions of Euro)	4Q09	4Q08	FY09	FY08

Net income/(loss) (+)	35.6	38.8	314.8	379.7
Net income attributable to non-controlling interests (+)	1.1	2.6	12.1	15.5
Provision for income taxes (+)	18.1	10.4	167.4	194.7
Other (income)/expense (+)	2.3	33.8	4.2	37.9
Interest expense (+)	19.7	31.9	84.7	122.0
Depreciation & amortization (+)	71.3	68.6	285.9	264.9
EBITDA (=)	148.2	186.1	869.1	1,014.7
Net sales (/)	1,157.1	1,236.5	5,094.3	5,201.6
EBITDA margin (=)	12.8%	15.0%	17.1%	19.5%

NON-US GAAP MEASURE: NET DEBT TO EBITDA RATIO

Net debt to EBITDA ratio: net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash. EBITDA represents net income before non-controlling interests, taxes, other income/expense, interest expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. The calculation of EBITDA allows the Company to compare the operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a Company’s business. The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities.

The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under accounting principles generally accepted in the United States (US GAAP). The Company includes them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with US GAAP. Rather, these non-GAAP measures should be used as a supplement to US GAAP results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under US GAAP and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•                  EBITDA does not include interest expense. Because the Company has borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense. Because the Company uses capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow the Company to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•                  the ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position. Because the Company may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

The Company compensates for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with US GAAP measurements, to assist in the evaluation of our operating performance and leverage.

See the following table for a reconciliation of net debt to long-term debt, which is the most directly comparable US GAAP financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable US GAAP financial measure, see the table on the preceding pages.

NON-US GAAP MEASURE: NET DEBT AND NET DEBT/EBITDA

(Millions of Euro)	Dec. 31, 2009		Dec. 31, 2008

Long-term debt (+)	2,404.2		2,519.3
Current portion of long-term debt (+)	166.3		286.2
Bank overdrafts (+)	149.0		432.5
Cash (-)	(380.1)		(288.5)
Net debt (=)	2,339.3		2,949.5
EBITDA	869.1		1,014.7
Net debt/EBITDA	2.7	x	2.9	x
Net debt @ avg. exchange rates (1)	2,383.9		2,821.2
Net debt @ avg. exchange rates (1) / EBITDA	2.7	x	2.8	x

(1) Calculated using the respective 12-month average exchange rate as of December 31, 2009 and the 12-month average exchange rate as of December 31, 2008, which were €1 =US$ 1.3947 and €1 = US$ 1.4707, respectively.

NON-US GAAP MEASURES: FREE CASH FLOW

Free cash flow represents net income before non-controlling interests, taxes, other income/expense, interest expense, depreciation and amortization (i.e. EBITDA - see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry. In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which it uses to cover mandatory debt service requirements and to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under accounting principles generally accepted in the United States (US GAAP). The Company includes it in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

•                  ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•                  properly define the metrics used and confirm their calculation; and

•                  share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with US GAAP.

Rather, this non-GAAP measure should be used as a supplement to US GAAP results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that this measure is not a defined term under US GAAP and its definition should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies.

The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

•                  the manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

•                  free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes;

•                  free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital; and

•                  free cash flow includes amounts that are used to cover mandatory debt service and other non-discretionary requirements and therefore does not represent the residual cash flow available solely for discretionary expenditures.

The Company compensates for the foregoing limitations by using free cash flow as one of several comparative tools, together with US GAAP measurements, to assist in the evaluation of our operating performance.

See the following table for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable US GAAP financial measure.

US GAAP MEASURE: FREE CASH FLOW

(Millions of Euro)	FY09

EBITDA (1)	869.1
Δ working capital	181.5
Capex	(200.4)

Operating cash flow	850.2
Financial charges (2)	(84.7)
Taxes	(70.8)
Extraordinary charges (3)	(3.3)

Free cash flow	691.4

(1)          EBITDA is not a US GAAP measure; please see table on the earlier page for a reconciliation of EBITDA to net income.

(2)          Equals interest income minus interest expense.

(3)          Equals extraordinary income minus extraordinary expense.

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT

PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS

FOR THE YEAR ENDED DECEMBER 31, 2009

						IAS 39
Consolidated income statement		IFRS 2		IFRS 3	IAS 19	Derivatives/		Total
for the year ended December 31, 2009	US GAAP	Stock	IAS 2	Business	Employee	Amortized		Adj.
(Euro 000) (1)	2009	option	Inventories	combination	benefit	cost	Other	IAS-IFRS	IAS/IFRS 2009
Net sales	5,094,318								5,094,318

Cost of sales	(1,768,436)		5,846					5,846	(1,762,590)

Gross profit	3,325,882		5,846					5,846	3,331,728

Operating expenses:
Selling expenses	(1,693,593)		(4,019)				(2,793)	(6,812)	(1,700,405)
Royalties	(100,623)								(100,623)
Advertising expenses	(312,144)						206	206	(311,938)
General and administrative expenses	(555,664)	(8,645)		(77)	(2,633)			(11,355)	(567,019)
Trademark amortization	(80,657)								(80,657)
Total	(2,742,680)	(8,645)	(4,019)	(77)	(2,633)		(2,587)	(17,961)	(2,760,641)

Operating income	583,202	(8,645)	1,827	(77)	(2,633)		(2,587)	(12,115)	571,087

Other income (expense):
Interest expenses	(91,571)			(2,673)		(13,120)	(1,768)	(17,561)	(109,132)
Interest income	6,887								6,887
Other - net	(4,235)					180		180	(4,056)
Other income (expenses)-net	(88,919)			(2,673)		(12,940)	(1,768)	(17,382)	(106,301)

Income before provision for income taxes	494,283	(8,645)	1,827	(2,751)	(2,633)	(12,940)	(4,355)	(29,497)	464,786

Provision for income taxes	(167,417)	1,713	(696)	244	932	4,672	664	7,528	(159,888)

Net income	326,866	(6,933)	1,131	(2,507)	(1,701)	(8,268)	(3,691)	(21,969)	304,897

less: Net income attributable to noncontrolling interest	(12,105)			6,330				6,330	(5,774)

Net income attributable to Luxottica Group shareholders	314,762	(6,933)	1,131	3,824	(1,701)	(8,268)	(3,691)	(15,638)	299,123

Basic earnings per share (ADS) (1)	0.69								0.65
Fully diluted earnings per share (ADS) (1)	0.69								0.65
Weighted average number of outstanding shares	457,270,491								457,270,491
Fully diluted average number of shares	457,942,618								457,937,802

(1) Except earnings per share (ADS), which are expressed in Euro.

KEY CONTACTS AND ADDRESSES

LUXOTTICA GROUP S.P.A.

REGISTERED OFFICE AND HEADQUARTERS

Via C. Cantù, 2 - 20123 Milan - Italy

Tel. +39 02 86334.1 - Fax +39 02 8633 4636

E-mail: info@luxottica.com

Fiscal code and Milan Company Register no. 00891030272

VAT no. IT 10182640150

MEDIA RELATIONS

Via C. Cantù, 2 - 20123 Milan - Italy

Tel. +39 02 86334096 - Fax +39 02 86334092

E-mail: mediarelations@luxottica.com

INVESTOR RELATIONS

Via C. Cantù, 2 - 20123 Milan - Italy

Tel. +39 02 86334038 - Fax +39 02 86334092

E-mail: investorrelations@luxottica.com

CORPORATE WEBSITE

www.luxottica.com

DEPOSITARY BANK

ITALY

Deutsche Bank S.p.A.

Piazza del Calendario, 3 - 20126 Milan - Italy

Bruno Montemartini - Tel. +39 02 40242560 - Fax +39 02 40242790

E-mail: bruno.montemartini@db.com

USA

Deutsche Bank Trust Company Americas

ADR Department

Gina Seroda - Tel. +1 800-876-0959 - Fax +1 866-888-1120

INDEPENDENT AUDITOR

Deloitte & Touche S.p.A.

Via Fratelli Bandiera, 3 - 31100 Treviso - Italy

Tel. +39 0422 5875

Partner: Dario Righetti

E-mail: righetti@deloitte.it